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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hongkong Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PRO[redacted]

[redacted] 2 2 2008 E

THOMSON FINANCIAL

FILE NO. 82- 04086

FISCAL YEAR 12-31-07

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HK Electric

(Stock Code: 0006)

Annual Report 2007

Hongkong Electric Holdings Ltd.


2008





When we consider 2008 and beyond we re-affirm our commitment to our customers, shareholders and staff.

Continuity

Since 1890, HK Electric has been providing customers with a safe and reliable electricity supply. Whether it is power for entertainment or lifesaving medical technology, we are proud to contribute to Hong Kong's progress and development.

Today, we are expanding our contribution. From promoting environmental awareness among young people to developing renewable energy sources and fostering lifelong learning for the elderly, we are committed to Hong Kong's success.

Under the new Scheme of Control, we will continue to support Hong Kong's prosperity, benefiting our customers, shareholders, employees and the community at large.





Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. HEI has interests in several power-related businesses in Australia, Thailand, Canada and the United Kingdom.

ATS is a wholly-owned subsidiary of HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 43 constituent shares of the Hang Seng Index in Hong Kong.

Financial Highlights

HK$ million	**2007**	2006	2005	2004	2003
Turnover	**12,524**	12,181	11,622	11,407	11,250
Profit attributable to shareholders	**7,448**	6,842	8,562	6,256	6,000
Dividends	**4,290**	3,948	4,952	3,778	3,650
Fixed assets	**46,058**	46,496	46,258	45,276	45,024
Shareholders' funds	**48,104**	44,085	41,685	37,572	35,061
HK$					
Earnings per share	**3.49**	3.21	4.01	2.93	2.81
Dividends per share					
Ordinary	**2.01**	1.85	1.59	1.77	1.71
Special	**–**	–	0.73	–	–

Profit Attributable to Shareholders (HK$ million)


10000
8000
6000
4000
2000
0
8,562
1,560
7,002
6,842
6,256
6,000
2003
2004
2005
2006
Extraordinary Profit

Fixed Assets (HK$ million)


50000
40000
30000
20000
10000
0
45,024
45,276
46,258
46,496
2003
2004
2005
2006

Turnover (HK$ million)


15000
12000
9000
6000
3000
0
11,250
11,407
11,622
12,181
2003
2004
2005
2006

Dividends Per Share (HK$)


2.5
2.0
1.5
1.0
0.5
0.0
2.32
1.71
1.77
1.85
2003
2004
2005
2006
Special

Chairman's Statement



Canning Fok Kin-ning
Chairman

The year 2007 saw the Group progress its businesses both in Hong Kong and internationally culminating in early January 2008 with the signing of a new Scheme of Control Agreement (SCA) for our Hong Kong electricity business.

The new SCA signed by The Hongkong Electric Co., Ltd. (HEC) and the Hong Kong Government is for ten years commencing 1st January 2009 with a Government option to extend the SCA for a further term of 5 years. The agreement provides for a 9.99% permitted rate of return on average net fixed assets other than for renewable energy fixed assets for which the permitted return is 11%. The new SCA also contains provisions which encourage emission reduction, energy efficiency, operational performance, service quality and the use of renewable energy. I believe that in the current regulatory environment, the new SCA effectively balances the interests of our customers in reliable and secure electricity supply at reasonable prices while providing our shareholders with the benefit of the certainty and stability of a long term regulatory framework.

Outside of Hong Kong, the Group's international operations performed well with results for 2007 ahead of those for 2006. In December 2007, as part of our strategy of investing outside Hong Kong, we acquired an interest in six power plants in Canada with a total generating capacity of 1,352 MW.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2007 was HK$7,448 million (2006 : HK$6,842 million), an increase of 8.9%. Earnings from the Group's Hong Kong operations were HK$6,727 million (2006 : HK$6,173 million). Higher HEC unit sales of electricity and the impact of no special rebate in 2007 and higher interest income contributed to the higher earnings from Hong Kong operations. Earnings from the Group's international operations were HK$721 million (2006 : HK$669 million). The higher international operations earnings in 2007 were primarily due to higher earnings from the Australian electricity businesses.

Final Dividend

The Directors will recommend a final dividend of HK$1.43 per share, payable on 16th May 2008 to those persons registered as shareholders on 15th May 2008. This, together with the interim dividend of HK$0.58 per share, will give a total dividend of HK$2.01 per share for the year (2006 : HK$1.85 per share).

Hong Kong Operations

Unit sales of electricity grew by 1.1% in 2007 compared with 0.2% in 2006. The number of domestic and commercial customers increased slightly during the year while the number of industrial sector customers continued their declining trend. Maximum Demand in 2007 was 2,552 MW compared with 2,597 MW in 2006.

During 2007, Unit 9, HEC's first gas-fired combined cycle unit which was commissioned in October 2006, generated 17% of the electricity sent out from the Lamma Power Station helping to reduce emissions levels at the power station. Gas for Unit 9 is supplied to the power station through a 92 kilometre submarine pipeline from the Guangdong Dapeng Liquefied Natural Gas Terminal in Shenzhen. The Lamma Power Station coal-fired generating units which generate the majority of electricity at the power station operated satisfactorily during 2007.

Lamma Winds, the 800 kW wind turbine on Lamma Island with its associated exhibition centre on renewable energy continued to attract considerable interest in 2007.

High coal and gas prices continued to put pressure on fuel costs in 2007 with the higher costs continuing to be felt into 2008. In order to mitigate in part the impact of higher coal costs we continued to source and use a variety of coal during the year.

Our emission reduction programme at the Lamma Power Station progressed well during 2007. Civil construction work commenced for the flue gas desulphurisation (FGD) plant and low nitrogen oxide system retrofit works for the coal-fired Units 4 and 5. The environmental permit for the coal-fired Unit 2 FGD retrofit work has been issued and the contract for the supply of the FGD plant awarded. Conversion of GT57 from an oil-fired combined cycle unit to a gas-fired unit was substantially completed. By the end of 2010, it is expected that over 95% of the electricity generated at the Lamma Power Station will be generated by gas and by coal-fired units fitted with FGDs and low nitrogen oxide burners resulting in lower emission levels as we work toward achieving the Hong Kong Government's emission targets.

As we enter into the new regulatory framework for the electricity industry in Hong Kong, we plan to undertake a review of the mix of our generating capacity at the Lamma Power Station which comprises coal-fired units, some of which will be nearing the end of their useful lives over the next ten years, gas-fired generating plant, oil-fired gas turbine generating plant, and renewable energy plant with a view to continuing to reduce the emission levels at the Lamma Power Station. Part of this review will include the evaluation of the potential for a 100 MW offshore wind farm. As part of this evaluation, we have commissioned a marine traffic impact assessment and an environmental impact assessment study which are expected to be completed in early 2009.

Supply reliability was maintained at over 99.999% in 2007 surpassing our pledged service standards. This world class supply reliability has been consistently maintained at above 99.999% since 1997.

During the year, a network reliability and operations review was conducted on the reliability and safety of our transmission and distribution assets as part of our ongoing standard improvement efforts.

During 2007, we continued with our participation in environmental and community activities. The Smart Power 2006/2007 campaign which focused on reliable power concluded successfully with a record number of people taking part, the 2007/2008 campaign focusing on sustainability and energy conservation was launched in November 2007. The Hongkong Electric Clean Energy Fund continued its efforts in 2007 in promoting renewable energy. The Hongkong Electric Volunteers which celebrated its third anniversary in July 2007 now has a membership of over 750 employees. Volunteer activities in 2007 focused on care for the elderly and those in the community in need as well as on improving the environment. The Hongkong Electric Centenary Trust continued to provide scholarships for secondary students and funding for self learning centres for senior citizens.

International Operations

In Australia, ETSA Utilities in South Australia and Powercor and CitiPower in Victoria, our electricity distribution businesses, performed well in 2007 recording higher revenue and meeting their operational targets. Reliability levels contributed to improved customer service during the year.

In the U.K., Northern Gas Networks (NGN) which operates a gas distribution network in the north of England recorded results ahead of those for 2006. In a recent independent benchmarking performed by the U.K.'s gas and electricity regulator, NGN was benchmarked as the most efficient network in the U.K.'s gas industry setting the efficiency frontier for the industry. NGN recently concluded a regulatory price reset review for the regulatory period 2008-2013. The outcome was considered acceptable and should permit NGN to record a satisfactory return over the new regulatory period.

In Thailand, construction of the 1,400 MW gas-fired Ratchaburi Power Station is nearing completion with the first 700 MW unit scheduled to commence commercial operation in March 2008 followed by the second unit in June 2008.

In Canada, the acquisition of a 50% interest in Stanley Power Inc. was completed at the end of 2007. Stanley Power holds a 49.99% interest in TransAlta Cogeneration L.P. TransAlta Cogeneration has interests in six power plants located in three Canadian provinces Alberta, Saskatchewan and Ontario with a total attributable generating capacity of 810 MW. Five of the power plants are gas-fired and one coal-fired.

Outlook

The current and past schemes of control have ensured that the necessary investment in Hong Kong's electricity infrastructure has been made over the years as Hong Kong transitioned from a developing economy with an industrial base to a developed economy with a service base and an international financial centre. With the signing of the new SCA, much of the recent uncertainty surrounding the electricity industry in Hong Kong has been removed and we can now focus on planning for the future so as to continue contributing to the economic development of Hong Kong.

Internationally, we will continue to look for investment opportunities so as to increase the proportion of Group earnings derived from activities outside Hong Kong.

On behalf of the Board, I would like to record our thanks and appreciation to Mr. Ewan Yee who resigned as a director at the beginning of 2008 for his contributions over 40 years of service to the Company.

I would also like to express my appreciation to the directors for their valuable counsel during the year and to the management and staff for their loyalty and hard work in 2007.

Canning Fok Kin-ning
Chairman
Hong Kong, 6th March 2008

Year at a Glance


01


02


03


04


05


06


07
Customer Relationship Excellence Awards 2006


08


09


10


11


12

01 **January**
Agreed with Government on Emissions Trading Pilot Scheme for thermal power plants in Pearl River Delta.

02 **February**
Piling and civil works underway to retrofit Units 4 & 5 with desulphurisation plants.

03 **March**
Seven more agencies joined the U3A network to promote life-long learning.

04 **April**
Clean Energy Fund invited applications for renewable energy projects on campus.

05 **May**
Promoted electric cooking at the biennial HOFEX exhibition.

06 **June**
Special task force ensured peak reliability during celebrations of the 10th HKSAR anniversary.

07 **July**
Won Customer Relationship Excellence Award on the best use of technology.

08 **August**
Over 25,000 people participated in various activities under the Smart Power Campaign.

09 **September**
Opened new cooking classroom at Home Management Centre to promote electric cooking and modern living.

10 **October**
Entered into agreement with Cheung Kong Infrastructure on the TransAlta Power acquisition.

11 **November**
Innovative green initiatives such as the wide use of fire hazard-free transformers won eco-business awards.

12 **December**
Discussions with the Government over the new Scheme of Control Agreement entered the final stage.

Group Managing Director's Report



Tso Kai-sum
Group Managing Director

For HK Electric, 2007 was a year of both change and continuity. Change came in the form of higher prices for natural gas and coal. We saw a growing focus on environmental issues among customers, regulators, shareholders and the community at large. And, as the year came to a close, we prepared to sign a new Scheme of Control Agreement, which will shape our operations in Hong Kong until at least 2018. Each of these changes will have a profound impact on our business. But they will not change our commitment to delivering electricity at reasonable prices with the minimum possible impact to the environment and to providing world class reliability, safety and customer service.

Since we lit Hong Kong's first streetlight in 1890, we have helped to bring convenience, modernity and prosperity to the people and businesses of Hong Kong. Today and tomorrow, customers can rely on HK Electric to build and operate the infrastructure needed to maintain a stable, reliable power supply. And they can count on us to be a long-term partner in our city's success.

We Power

Brilliance,

Life in the city sparkles with excitement and promise, thanks to a reliable supply of electricity.



HONG KONG OPERATIONS
Generation

Located on a dedicated 72-hectare site, HK Electric's Lamma Power Station and its extension have a total installed capacity of 3,755 MW. The station comprises eight coal-fired units, five oil-fired open cycle gas turbine units, one oil-fired combined cycle unit and one gas-fired combined cycle unit. We also operate Lamma Winds, Hong Kong's first wind turbine, on a separate site at Tai Ling on Lamma Island.

Overall efficiency at the Lamma Power Station greatly improved in 2007, largely due to the higher operating efficiency of Unit 9.

Unit 9

As part of an ongoing commitment to reduce emissions, in October 2006 HK Electric commissioned Unit 9, the Company's first gas-fired combined cycle unit. In 2007, Unit 9 completed its first full year of operation, during which it generated 17% of the Lamma Power Station's output. Unit 9 helped us reduce the station's emissions of sulphur dioxide, nitrogen oxides, respirable suspended particulates and carbon dioxide by 16%, 17%, 36% and 7.8%, respectively, from 2006 levels.

Unit 9, which is fueled by natural gas supplied through a 92-km submarine pipeline from the Shenzhen Liquefied Natural Gas Terminal, was taken off-line for its first inspection in June 2007. No major problems were found and Unit 9 returned to service shortly afterwards.

Coal

While natural gas plays an increasingly important role in our operations, the bulk of our output is generated from coal. In 2007, we consumed 3.6 million tonnes of coal, down from 4.1 million tonnes in 2006. During 2007, we saw a dramatic increase in the price of coal with the higher prices continuing in 2008.



Unit 9, HK Electric's first gas-fired combined cycle unit, helps the Company increase efficiency and reduce emissions.

In 2006, we awarded contracts for the installation of flue gas desulphurisation (FGD) plants for Units 4 and 5. During 2007, the gas duct of Unit 5 was modified to prepare for the retrofit of FGD, which will be completed by 2009. Similar modification of the gas duct of Unit 4 will be carried out in 2008. By 2010, more than 95% of the electricity from the Lamma Power Station will be generated by gas-fired units or coal-fired units equipped with FGDs and low nitrogen oxide burners.

Lamma Winds

Lamma Winds completed its first full year of operation in 2007. The wind turbine produced 864,633 kWh during the year. Lamma Winds is providing a great deal of data and valuable experience for our engineers to explore the feasibility of building a large wind farm in Hong Kong.

Plant Ownership Scheme

During the year, seven new areas of the Lamma Power Station were added to the plant ownership scheme, a programme that empowers staff by making them responsible for the plant's performance. Now covering 46 areas, the plant ownership scheme helps us improve equipment reliability, reduce operating and maintenance costs, and train engineering staff.


We Power
Protection,
From traffic lights to security systems and more, dependable electricity means safety and protection to keep our customers moving ahead.

Transmission and Distribution

HK Electric achieved a record reliability rating of over 99.999% in 2007. It was our best performance since we began publishing service targets in 1993 and the 11th consecutive year our reliability rating exceeded 99.999%.

System maximum demand was 2,552 MW, down 1.7% from 2,597 MW in 2006. The number of customers increased to 560,909, from 559,167 a year earlier.

Unit sales of electricity were 10,891 million kWh, a 1.1% increase from the 10,773 million kWh recorded in 2006. In 2007, 74.4% of our sales were to commercial customers, 22.0% to residential customers and 3.6% to industrial customers.

The modest sales growth was due to the cooler and dryer weather during the year and to the effect of various energy saving initiatives which together substantially offset the impact of the stronger Hong Kong economy.

Our environmental management system for transmission and distribution activities once again successfully passed internal and external audits verifying its full compliance with all related legislative requirements as well as those of ISO 14001:2004 international standard.

Productivity 1998 – 2007 (millions of kWh)


6
5
4
3
2
1
0
98
99
00
01
02
03
04
05
06
07

Units sold per employee

Investment in our Supply Network

During the year, we continued to renew and enhance our supply network. Following the commissioning of one 275kV submarine cable between Lamma Island and Cyberport on Hong Kong Island, we are working on a second 275kV submarine cable which will enter service in 2008. Work continued on the 275kV substation on Marsh Road, which will be commissioned in August 2008.

Two 132kV circuits between the Wong Chuk Hang switching station and the Chung Hom Kok zone substation were commissioned in 2007, while a 132kV circuit was overlaid between the Ming Yuen and Taikoo zone substations.

During the year, 31 new distribution substations were commissioned. In addition, 171 km of distribution cable was laid.

To ensure the availability of our supply system, in 2007 we conducted a network reliability and operation review. The review identified 155 reliability-related and 34 environmental health and safety items for enhancement. These items are now being addressed.



The state-of-the-art supervisory control and data acquisition (SCADA) system helps HK Electric maintain exceptional reliability.



We Power

Commerce,

Our transmission and distribution infrastructure has helped make Hong Kong a leading international business centre.

Customer Service

HK Electric's companywide focus on customer service continues to produce results. All our pledged customer service standards were achieved or surpassed in 2007 and, for the seventh consecutive year, we received a record number of customer commendations.

Billing

During the year, we expanded a programme that lets customers pay electricity bills at convenience stores. Customers can now settle their bill at any 7-Eleven or Circle-K convenience stores in Hong Kong, with a limit of HK$5,000 per transaction.

Technology plays a central role in our drive to enhance customer service. In March 2007, for example, we introduced a short message service (SMS) billing service that allows customers to receive their electricity bill on their mobile phone. This saves paper and increases efficiency by reducing the need to print and mail the paper bills.



Introduced in 2007, the SMS billing service brings new convenience to our customers.

New Technology

In 2007, we began using SMS messages to advise customers and contractors of the results of our inspections and to confirm their installation had been connected to our network. We also launched e-REW Express, an email-based subscription service that lets contractors and electrical workers stay abreast of electricity-related developments. These efforts were recognised with the "Best Use of Technology of the Year" award from the Asia Pacific Customer Service Consortium.

At our Customer Centre in North Point, we expanded the call centre and installed new ticketing and public address systems.

Home Management Centre

In 2007, we completed a new cookery classroom at the Home Management Centre. An opening ceremony, complete with a cooking competition and a selection of celebrity chefs, was held on 9 September. During the year, over 7,500 people participated in 222 cookery classes and 266 special interest classes at the Home Management Centre.

Written Commendation Statistics 1998 - 2007


1500
1200
900
600
300
0
98
99
00
01
02
03
04
05
06
07



We Power **Performance,**

A major sporting spectacle or an illustrious civic event, both need reliable power to ensure their success.

Health and Safety

Through ongoing educational programmes and awareness campaigns, HK Electric strives to maintain an accident-free workplace. We use pre-job risk assessments, process hazard analyses and job safety evaluations to promote a safety culture throughout the Company.

In 2007, the longest period without a lost-time injury was 247 days compared with 217 days in 2006 and 98 days in 2005. As at 31 December 2007, we recorded 83 consecutive accident-free days.

Safety Training

In 2007, our Generation and Transmission and Distribution divisions held 59 government-accredited and 115 non-accredited safety courses, 21 of which were new programmes developed by our Safety & Training Section. Altogether, there were 15,764 hours of safety training.

We also organised an Environmental Health & Safety Month for our employees and contractors and began offering talks and wellness programmes to prevent injuries and encourage health awareness. Our daily safety briefings now begin with a 3-minute exercise session.

Before commissioning Unit 9 in 2006, we established a natural gas safety team, which comprises members of the Projects and Generation divisions as well as a gas advisor. The team met on a monthly basis during 2007, and will continue to refine and strengthen HK Electric's gas safety skills in the year ahead.

OHSAS18001

Since 2001, our occupational health and safety (OHS) management system has met OHSAS18001:1999, an international standard that helps organisations manage their OHS risks and improve their performance. In July 2007, this standard was upgraded to OHSAS18001:2007, a new and more stringent specification. Our safety management system surpasses the requirements of new standard, and we are one of the few organisations in Hong Kong to have achieved OHSAS18001:2007 certification.

Improving our Talent Base

An extensive range of training and development programmes helps HK Electric attract and retain highly skilled employees. They also enable us to increase safety, efficiency and customer satisfaction.

In 2007, our staff underwent 66,286 hours of training. Delivered through workshops, seminars and on-the-job learning, the training encompassed safety, technical skills, environmental awareness and computing skills.

Awards

In 2007, our OHS efforts were recognised with a gold award for Safety Technological Achievement at the Sixth Hong Kong Occupational Health and Safety Awards, where we also won a bronze award in the Safety Management System for our natural gas safety management system. In addition, teams from HK Electric won the top three awards in quiz competitions amongst local enterprises organised by the Occupational Safety & Health Council and the Labour Department.



Our daily safety briefings now begin with a 3-minute exercise session.



We Power **Society,**

From Ocean Park to Hong Kong Central Library, we support the venues and activities that improve the quality of people's lives.

Community Activities

Community service is an important part of HK Electric's corporate culture. In addition to thousands of volunteer hours, in 2007 we donated to 88 community, environmental and professional projects.

Smart Power Campaign 2007

Following the success of the 2006 programme, which attracted over 25,000 participants, we launched the Smart Power Campaign 2007/8 in November which encourages people to conserve resources and adopt a sustainable lifestyle. A variety of activities were organised, including a fashion design competition, a cooking contest, road shows and open days with the twin themes of sustainability and energy conservation.

Helping People

With over 750 members, the HK Electric Volunteers Team includes more than 40% of our employees. In 2007, our volunteers participated in 54 events and donated over 3,700 hours of community service, with a focus on improving the environment and caring for the elderly and the disadvantaged. In addition, our volunteers actively support the work of other charitable and community organisations.


HK Electric

"Cruise and Learn" is a new programme that promotes a sense of belonging among underprivileged children.

Through the "Caring Always" campaign, festive parties were held for single-parent families to celebrate the Lantern Festival while rice dumplings were made and distributed to elderly people living alone in Eastern District during the Dragon Boat Festival. The elderly also benefit from free inspections of their home electrical installations.

In 2007, we introduced "Cruise and Learn", a new initiative designed to promote a sense of belonging among underprivileged teenagers. More than 600 teenagers and their parents have taken part in the programme, which features guided tours of Victoria Harbour and visits to the Lamma Power Station.

Lifelong Learning

Funded by the Hongkong Electric Centenary Trust and organised by HK Electric and the Hong Kong Council of Social Service (HKCSS), the University of Third Age (U3A) establishes self-learning centres for senior citizens. Since it was established in March 2006, over 4,800 seniors have participated in 322 U3A courses.

In September 2007, we convened a conference where experts from Hong Kong, the Mainland and the United Kingdom shared their views on lifelong learning among the elderly. We also organised various workshops to share knowledge and experience with U3A participants.

For the fifth consecutive year, in 2007 HK Electric was awarded a "Caring Company" logo from the HKCSS. In October 2007, we received the President's Award from the Community Chest for our support of their fund-raising activities.

We Power

Knowledge,

During the year, we co-produced Hong Kong's first renewable energy teaching kit for pre-schoolers.



Environment

HK Electric plays a leading role in promoting conservation, green technologies and environmental awareness in the community.

Education

The HK Electric Clean Energy Fund encourages students in local schools and universities to learn about and develop technologies that use renewable energy. The Fund's first projects were completed in July 2007 and awards for 12 new projects were announced in November 2007.

In partnership with Green Power, we produced Hong Kong's first renewable energy teaching kit for pre-schoolers. To enhance their knowledge of renewable energy, in May 2007 we arranged visits for 100 kindergarten teachers to Lamma Winds. Over 100 visits to the Lamma Power Station and Lamma Winds were organised during 2007.

Community Programmes

For the 12th consecutive year, in 2007 we were the main sponsor of "Clean Up the World in Hong Kong". The morning after the Mid-Autumn Festival, 100 HK Electric volunteers cleaned up the barbecue site at Aberdeen Country Park. Our support for this programme is part of a broader effort to encourage environmental awareness during traditional festivals. In 2007, this included a campaign to eliminate hill fires during Ching Ming and Chung Yeung festivals and efforts to reduce waste during Lunar New Year.

Working with the Conservancy Association, we continued with "Green Lamma Green" to promote eco-tourism and sustainable development on Lamma Island. In the project's third and final year, 50 volunteers performed check-ups on the 2,000-plus seedlings that we planted along the Family Trail. Environmental training was held for HK Electric volunteers and Lamma residents to prepare them as eco-tour leaders.



Clean Energy Fund supports renewable energy projects in schools.

Environmental Management

In 2007, all of our environmental management objectives and targets were accomplished. During the year, we accumulated and reused about 127,000 m^3 of rainwater and wastewater, reduced consumption of paper and non-rechargeable batteries by 8% and 16% respectively.

In 2007, a total of 2,388 man-hours were devoted to various training courses designed for refreshing awareness of legislative requirements and enhancing environmental awareness for our Transmission and Distribution employees.

Awards

In 2007, we were awarded a Wastewi$e Gold Logo by the Environmental Protection Department in April as well as the Grand Award and two Certificates of Merit in the Green Innovative Practice Award of Hong Kong Eco-Business Awards organised by the Environmental Protection Department. Other awards included the Prime Award for Eco-business 2007 and the 2007 Environmental Paper Award organised by the Hong Kong Institution of Engineers. In addition, we were also awarded with a third consecutive "Excellent Class" Indoor Air Quality Certification for the Hongkong Electric Centre.

We Power

Growth,

We share our power generation and transmission expertise with customers on four continents.



INTERNATIONAL OPERATIONS

HK Electric invests abroad to diversify the Company's revenue sources and leverage its expertise in energy businesses. The Company's international investment arm, Hongkong Electric International Limited (HEI), focuses on opportunities that combine stable earnings and acceptable levels of risk.

Australia

CHEDHA Holdings Pty Limited comprises CitiPower I Pty Ltd., Powercor Australia Limited and CHED Services Pty Ltd.. Powercor is Victoria's largest electricity distributor while CitiPower operates a distribution network across the Melbourne metropolitan area. The Company has a 27.93% interest in both businesses. They delivered strong results and outstanding network reliability in 2007. CHEDHA Holdings' solid financial performance reflected higher than anticipated distribution revenue and unregulated revenue, and lower than forecast regulated business costs.

ETSA Utilities in which the Company has 27.93% interest is the sole electricity distributor in the state of South Australia. ETSA Utilities continued to meet key financial and non-financial targets in 2007. Extending its outstanding safety record, ETSA Utilities had no lost-time injuries during the year.

Canada

In 2007, HEI acquired a 50% stake in Stanley Power Inc., a company that has a 49.99% interest in TransAlta Cogeneration, L.P. (TransAlta Cogen). TransAlta Cogen has stakes in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta. The acquisition adds 202 MW to HEI's portfolio.

Thailand

Construction of Ratchaburi Power Company Limited's two 700 MW gas-fired, combined cycle power plants, in which the Company has a 25% interest, is on schedule.



This coal-fired power plant in Sheerness, Alberta, is one of six power plants included in the Stanley Power Inc. transaction.

The plants are expected to enter commercial service in March and June 2008 respectively and their output will be sold to the Electricity Generating Authority of Thailand under a long-term power purchase agreement.

United Kingdom (U.K.)

Northern Gas Networks Limited (NGN) in which the Company has a 19.9% interest operates a gas distribution network in the North of England. NGN is one of the four regional gas distribution networks in the U.K. In 2007, NGN was benchmarked as the U.K.'s most efficient gas network by the Office of Gas and Electricity Markets. NGN's goal is to be benchmarked in the top two comparable utilities in the U.K. for safety, customer service and efficiency. NGN recently concluded a regulatory price reset review for the regulatory period 2008-2013. The outcome was considered acceptable and should permit NGN to record a satisfactory return over the new regulatory period.

Renewable Energy

HEI continues to investigate opportunities to develop its renewable energy business.

Tso Kai-sum
Group Managing Director
Hong Kong, 6th March 2008

The Board of Directors

Canning Fok Kin-ning
Chairman
Aged 56. Appointed to the Board in 1985 and became Chairman in 2005. He is the Group Managing Director of Hutchison Whampoa Limited ("Hutchison"), the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI") and a Non-executive Director of Cheung Kong (Holdings) Limited ("Cheung Kong"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). In addition, he is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. He also acts as a Director of Hutchison International Limited ("HIL"), a substantial shareholder of the Company within the meaning of Part XV of the SFO. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum
Group Managing Director
Aged 76. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso initially worked with the Hongkong Electric Group from 1966 to 1981, holding the positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. In 1981, he joined International City Holdings Limited as an Executive Director. In 1987, he joined the Hutchison Whampoa Group as the Group Managing Director of Hutchison Whampoa Properties. In 1997, he re-joined the Hongkong Electric Group as Group Managing Director. He is also an Executive Director of CKI, a substantial shareholder of the Company. Mr. Tso holds a Bachelor of Science degree in Civil Engineering and is a Chartered Engineer. He is a member of the Institute of Civil Engineers and the Institute of Structural Engineers in the United Kingdom.

Susan Chow Woo Mo-fong
Aged 54. Appointed to the Board in 1996 and re-designated from a Non-executive Director to an Executive Director in May 2006. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Non-executive Director of Hutchison Telecommunications International Limited and TOM Group Limited and a Director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd.. She acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Hutchison, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., HIL and Hutchison Infrastructure Holdings Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

Andrew John Hunter
Aged 49. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He was Group Finance Director from 1999 to January 2006. Mr. Hunter is Chief Financial Officer of Cheung Kong and an Executive Director and Chief Operating Officer of CKI, both substantial shareholders of the Company within the meaning of Part XV of the SFO. He is also a Non-executive Director of Spark Infrastructure Group. Mr. Hunter holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Kam Hing-lam
Aged 61. Appointed to the Board in 1993. He is President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc. ("CK Life"), the Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison, the Group Managing Director of CKI and a Non-executive Director of Spark Infrastructure Group. Mr. Kam acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and HIL. Mr. Kam is a member of the Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Company.

Francis Lee Lan-yee
Director & General Manager (Engineering)
Aged 67. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi
Aged 43. Appointed to the Board in 1994. He is the Chairman of CKI and CK Life, the Managing Director and Deputy Chairman of Cheung Kong, Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li serves as a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and HIL. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Li is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company.

Neil Douglas McGee
Group Finance Director
Aged 56. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Frank John Sixt
Aged 56. Appointed to the Board in 1998. He is Group Finance Director of Hutchison, the Chairman of TOM Group Limited and an Executive Director of CKI. He is also a Non-executive Director of Cheung Kong and Hutchison Telecommunications International Limited and a Director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd.. Mr. Sixt acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited, HIL and Hutchison Infrastructure Holdings Limited. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Wan Chi-tin
Director of Engineering (Planning & Development)
Aged 57. Appointed to the Board in 2005. Mr. Wan has worked for the Hongkong Electric Group since 1978, holding various positions within different Group companies. Between September 2000 and June 2003 he served as Chief Executive Officer of Powercor Australia Limited and CitiPower Pty., associate companies of the Group in Australia. He returned to Hong Kong in July 2003 taking up the role of General Manager (Corporate Development). Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Yuen Sui-see
Director of Operations
Aged 57. Appointed to the Board on 1st March 2008. Mr. Yuen joined the Hongkong Electric Group in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.

Chan Loi-shun
(Alternate Director)
Aged 45. Appointed Alternate Director to Mr. Kam Hing-lam, an Executive Director, on 11th February 2008. He is Chief Financial Officer of CKI, a substantial shareholder of the Company, and a Director of Envestra Limited. Mr. Chan is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Ronald Joseph Arculli*
Aged 69. Appointed to the Board in 1997. He is a practising solicitor and a non-official member of the Executive Council. Mr. Arculli also serves on the committees of various government and public service bodies. Mr. Arculli is Chairman of Hong Kong Exchanges and Clearing Limited and a Director of a number of listed companies in Hong Kong. He has served on the Legislative Council from 1988 to 2000.

George Colin Magnus*
Aged 72. Appointed to the Board in 1985. He was Chairman from 1993 to October 2005. Mr. Magnus is a Non-executive Director of Cheung Kong, Hutchison and CKI, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He holds a Master's degree in Economics.

Holger Kluge*
Aged 66. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also a Director of Husky Energy Inc. and Shoppers Drug Mart. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*
Aged 74. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*
Aged 74. Appointed to the Board in 1985. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also an Independent Non-executive Director of The Bank of East Asia, Limited.

Executive Director *Non-executive Director *Independent Non-executive Director

Senior Management

Tso Kai-sum
Group Managing Director
Aged 76. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso initially worked with the Hongkong Electric Group from 1966 to 1981, holding the positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. In 1981, he joined International City Holdings Limited as an Executive Director. In 1987, he joined the Hutchison Whampoa Group as the Group Managing Director of Hutchison Whampoa Properties. In 1997, he re-joined the Hongkong Electric Group as Group Managing Director. He is also an Executive Director of CKI, a substantial shareholder of the Company. Mr. Tso holds a Bachelor of Science degree in Civil Engineering and is a Chartered Engineer. He is a member of the Institute of Civil Engineers and the Institute of Structural Engineers in the United Kingdom.

Trini Chan Lai-yee
Aged 53, General Manager (Human Resources), has been with the Group since December 2005. Ms. Chan has over 25 years of experience in human resources management and administration. She holds a Bachelor's degree in Politics and Education.

Francis Cheng Cho-ying
Aged 51, General Manager (Generation), has been with the Group since August 1979. Prior to his promotion to the present position, Mr. Cheng has worked in the Technical Services, Operations and Maintenance Departments of the Generation Division. He holds a Bachelor's degree in Chemistry and is a Fellow of the Royal Society of Chemistry in the United Kingdom. He is also a member of the Hong Kong Institution of Engineers.

Chu Wing-kin
Aged 57, General Manager (Group Commercial), has been with the Group since July 1974. Dr. Chu is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers and Institution of Engineering and Technology in the United Kingdom. He is also a Fellow of the Institution of Engineers in Australia and holds a Master's and a Doctoral degree in Business Administration.

Francis Lee Lan-yee
Director & General Manager (Engineering)
Aged 67. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Neil Douglas McGee
Group Finance Director
Aged 56. Appointed to the Board in 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.





From left: Lillian Wong Lee-wah, Tso Kai-sum, Tso Che-wah, Francis Cheng Cho-ying, Wan Chi-tin, Mimi Yeung Yuk-chun

Charles Tsai Chao-chung

Aged 51, Director and General Manager of Hongkong Electric International Limited, has been with the Group since June 1987. Mr. Tsai has over 12 years of experience in the power investment sector. He holds a Bachelor of Applied Science Degree in Mechanical Engineering, and is a Registered Professional Engineer and a Chartered Engineer. He is also a member of the Hong Kong Institution of Engineers and the Institute of Mechanical Engineers in the United Kingdom.

Tso Che-wah

Aged 58, General Manager (Projects), has been with the Group since April 1980. Dr. Tso has over 30 years of experience in project management. He holds a Bachelor's degree in Engineering, a Master's degree in Thermal Power Engineering and a Doctoral degree in Business Administration. He is a Chartered Engineer, and a Fellow of the Hong Kong Institution of Engineers and the Institution of Mechanical Engineers in the United Kingdom.

Wan Chi-tin

Director of Engineering (Planning & Development)

Aged 57. Appointed to the Board in 2005. Mr. Wan has worked for the Hongkong Electric Group since 1978, holding various positions within different Group companies. Between September 2000 and June 2003 he served as Chief Executive Officer of Powercor Australia Limited and CitiPower Pty., associate companies of the Group in Australia. He returned to Hong Kong in July 2003 taking up the role of General Manager (Corporate Development). Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is an Honorary Fellow of the Energy Institute, a Fellow of the Institution of Engineering and Technology and a Fellow of the Hong Kong Institution of Engineers.

Lillian Wong Lee-wah

Aged 53, Company Secretary, has been with the Group since June 1997. Ms. Wong has over 20 years of experience in company secretarial practice. She is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Mimi Yeung Yuk-chun

Aged 44, General Manager (Public Affairs), has been with the Group since July 2003. Ms. Yeung has over 20 years of experience in journalism and corporate communications. She holds a Bachelor of Arts degree and a Master's degree in Public Administration.

Yuen Sui-see

Director of Operations

Aged 57. Appointed to the Board on 1st March 2008. Mr. Yuen joined the Hongkong Electric Group in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.





From left: Charles Tsai Chao-chung, Neil Douglas McGee, Trini Chan Lai-yee, Chu Wing-kin, Francis Lee Lan-yee, Yuen Sui-see

Corporate Governance Report

Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company recognises that sound and effective corporate governance practices are fundamental to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and enhance shareholder value.

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the year ended 31st December 2007 except as noted hereunder.

Board of Directors

The Board, led by the Chairman, is responsible for the approval and monitoring of Group-wide strategies and policies, approval of annual budgets and business plans, evaluating the performance of the Group, and oversight of management. Management is responsible for the day-to-day operations of the Group under the leadership of the Group Managing Director.

As at 31st December 2007, the Board comprised sixteen Directors as follows:

Executive Directors

Mr. Canning Fok Kin-ning
(Chairman)
Mr. Tso Kai-sum
(Group Managing Director)
Mrs. Susan Chow Woo Mo-fong[1]
Mr. Andrew John Hunter
Mr. Kam Hing-lam[2][3]
Mr. Francis Lee Lan-yee
(Director & General Manager (Engineering))
Mr. Victor Li Tzar-kuoi[3]
Mr. Neil Douglas McGee
(Group Finance Director)
Mr. Frank John Sixt
Mr. Wan Chi-tin
(Director & General Manager (Corporate Development))[4]

Non-executive Directors

Mr. Ronald Joseph Arculli
Mr. George Colin Magnus
Mr. Ewan Yee Lup-yuen[5]



Independent Non-executive Directors

Mr. Holger Kluge

Mr. Ralph Raymond Shea

Mr. Wong Chung-hin

Notes:

(1) Mrs. Susan Chow Woo Mo-fong is also Alternate Director to Mr. Canning Fok Kin-ning and Mr. Frank John Sixt.

(2) Mr. Kam Hing-lam appointed Mr. Chan Loi Shun as his Alternate with effect from 11th February 2008.

(3) Mr. Kam Hing-lam is an uncle of Mr. Victor Li Tzar-kuoi.

(4) Mr. Wan Chi-tin's title has been changed to Director of Engineering (Planning & Development) with effect from 1st March 2008.

(5) Mr. Ewan Yee Lup-yuen resigned as a Director on 2nd January 2008.

(6) Mr. Yuen Sui-see was appointed an Executive Director on 1st March 2008.

Biographical details of the Directors are set out in "The Board of Directors" section on pages 22 to 23 of the Annual Report.

The Board meets at least four times a year. Additional board meeting will be held when warranted. Regular meetings of a year are scheduled during the last quarter of the preceding year providing Directors with adequate time to plan their schedules to attend. The Directors may attend meetings in person, by telephone or other electronic means or by their alternate directors in accordance with the Company's articles of association. Throughout the year, Directors also participate in the consideration and approval of matters of the Company by way of written resolutions circulated to Directors together with supporting explanatory write-up, coupled with briefings from the Group Managing Director, the Group Finance Director and the Company Secretary as required. Directors are required to declare their interests, if any, in the matters to be considered by them during board meetings and in the circular resolutions.

Directors at all times have full access to information on the Group. They have independent access to senior management for information on the Group and unrestricted access to the services of the Company Secretary. Further, a procedure has been established to enable Directors to seek independent professional advice whenever deemed necessary by them at the Company's expense.

Directors receive at least 14 days prior written notice of a regular meeting and may propose matters for discussion to be included in the agenda. An agenda with supporting board papers is sent to Directors no less than three days prior to a regular meeting.

The Board held five meetings during the 2007 financial year. The record of attendance of each Director is as follows:

	Name of Director	Number of Meetings Attended
Executive Directors	Mr. Canning Fok Kin-ning *(Chairman)*	5
	Mr. Tso Kai-sum *(Group Managing Director)*	5
	Mrs. Susan Chow Woo Mo-fong	5
	Mr. Andrew John Hunter	5
	Mr. Kam Hing-lam	4
	Mr. Francis Lee Lan-yee	5
	Mr. Victor Li Tzar-kuoi	4
	Mr. Neil Douglas McGee	5
	Mr. Frank John Sixt	5*
	Mr. Wan Chi-tin	5
Non-executive Directors	Mr. Ronald Joseph Arculli	4
	Mr. George Colin Magnus	5
	Mr. Ewan Yee Lup-yuen	5
Independent Non-executive Directors	Mr. Holger Kluge	3
	Mr. Ralph Raymond Shea	5
	Mr. Wong Chung-hin	5

*One meeting was attended by his Alternate Director.

The minutes of board meetings are prepared by the Company Secretary with details of the decisions reached, any concerns raised and dissenting views expressed. The draft minutes are sent to all Directors within a reasonable time after each meeting for their comment before being formally signed by the chairman of the meeting. Copies of the final version of board minutes are sent to Directors for their information and records. The signed minutes are kept in safe custody by the Company Secretary and are available for inspection by Directors.

During the year, the Chairman and the Non-executive Directors held two meetings without the presence of the Executive Directors.

As Directors, including the Non-executive Directors, are required to retire and be subject to re-election by shareholders every three years, the Non-executive Directors have not been appointed for a specific term as provided for under Code A.4.1 of the Code. From 15th October 2007, in order to comply fully with the Code, the Non-executive Directors have been appointed on annual twelve-month basis.

Directors are required to retire from office by rotation and are subject to re-election by shareholders at the annual general meeting once every three years pursuant to the articles of association of the Company. Directors retiring by rotation and offering themselves for re-election at the forthcoming annual general meeting are Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. George Colin Magnus. Additional Directors appointed subsequent to the annual general meeting are required to retire and offer themselves for re-election at the next annual general meeting. Mr Yuen Sui-see, a Director appointed on 1st March 2008, will retire in accordance with this provision at the forthcoming annual general meeting and will offer himself for re-election. None of the abovementioned Directors has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

The Chairman and the Group Managing Director may recommend candidates for election to the Board. The principal consideration is to build an effective and complementary board with the expertise, skills and experience relevant to the Group's businesses. Potential candidates for Independent Non-executive Director will also be reviewed to determine whether they are independent according to the requirements of the Listing Rules, and their ability to devote sufficient time to Board and committee meetings. Credentials of candidates are put forward to the Board for consideration in respect of any proposed appointment of new Director. During 2007, no additional Director was appointed by the Board.

Newly appointed Directors receive briefings and a package of orientation materials on the operations and businesses of the Group, together with information relating to duties and responsibilities of directors under statutory regulations and the Listing Rules. The Company Secretary updates Directors on the latest developments and changes to the Listing Rules and the applicable legal and regulatory requirements regarding subjects necessary in the discharge of their duties. As part of the continuous professional development exercise, Directors are invited to seminars on corporate governance and directors' duties conducted by members of the legal profession.

Directors' Securities Transactions

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as the Group's code of conduct regarding Directors' securities transactions. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the year ended 31st December 2007.

Senior managers who are likely to be in possession of unpublished price sensitive information regarding the Company and its securities are also required to comply with the Model Code.

Directors' Responsibility for Preparing Accounts and publishing required disclosures

Annual and Interim Reports and Accounts

The Directors acknowledge their responsibility to prepare financial statements for each half and full financial year which give a true and fair view of the state of affairs of the Company and of the Group. The annual and interim results of the Company are published in a timely manner within three months and two months respectively after the end of the relevant periods.

Accounting Policies

The Directors consider that in preparing financial statements, the Group ensures statutory requirements are met and applies appropriate accounting policies that are consistently adopted and makes judgments and estimates that are reasonable and prudent in accordance with the applicable accounting standards.

Accounting Records

The Directors are responsible for ensuring the Group keeps proper accounting records which disclose at any time the financial position of the Group upon which financial statements of the Group could be prepared in accordance with statutory requirements and the Group's accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and are not aware of material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. The Group's financial statements have accordingly been prepared on a going concern basis.

Disclosure

The Board is aware of the requirements under the applicable Listing Rules and statutory regulations with regard to the timely and proper disclosure of price sensitive information, announcements and financial disclosures and authorises their publication as and when required.

Chairman and Group Managing Director

The positions of the Chairman (Mr. Canning Fok Kin-ning) and the Group Managing Director (Mr. Tso Kai-sum) are held by separate individuals.

The Chairman is responsible for providing leadership to, and overseeing the functioning and effective running of, the Board to ensure that the Board acts in the best interests of the Group. The Chairman approves Board meeting agendas and ensures that Board meetings are planned and conducted effectively. In addition to Board meetings, the Chairman holds meetings with Executive Directors and at least one meeting annually with Non-executive Directors without the presence of Executive Directors. The Chairman also acts in an advisory capacity to the Group Managing Director in all matters covering the interests and management of the Group.

The Group Managing Director, working with the executive management team of each operating unit, is responsible for managing the businesses of the Group, attending to the formulation and successful implementation of Group policies and assuming full accountability to the Board for all Group operations. The Group Managing Director attends to developing strategic operating plans and is directly responsible for maintaining the operational performance of the Group. Working with the Group Finance Director, other Executive Directors and the general manager of each operational division, he ensures that the funding requirements of the businesses are met and closely monitors the operating and financial results of the businesses against plans and budgets, taking remedial action when necessary. He maintains an ongoing dialogue with the Chairman and all other Directors to keep them informed of all major business development and issues. He is also responsible for building and maintaining an effective team to support him in his role.

Independent Non-executive Directors

The Board must satisfy itself that an Independent Non-executive Director does not have any material relationship with the Group. The Board is also guided by the criteria of independence as set out in the Listing Rules in determining the independence of Directors.

Each of Messrs. Holger Kluge, Ralph Raymond Shea and Wong Chung-hin, Independent Non-executive Directors of the Company, has provided to the Company a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board continues to consider all the Independent Non-executive Directors to be independent.

Directors' Interests in Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest subsisted at the end of or at any time during the year ended 31st December 2007.


HONGKONG ELECTRIC HOLDINGS LIMITED
ANNUAL GENERAL MEETING
香港電燈集團有限公司

The Company's annual general meeting is a main channel of communication between Directors and shareholders.

Directors' Interests in Securities of the Company

At 31st December 2007, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Total	Approximate % of Shareholding
Francis Lee Lan-yee	Beneficial owner	Personal	739	739	≈ 0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	2,011	≈ 0%
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000		
	Beneficiary of trusts	Other	829,599,612 (Notes 1 and 2)	829,750,612	≈ 38.87%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Save as disclosed above, at 31st December 2007, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SF Ordinance (including interest and short positions which they were taken or deemed to have under such provisions of the SF Ordinance) or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Interests in Competing Business

During the year of 2007, the interests of Directors in businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution and other infrastructure facilities ("Overseas Business") were as follows:

Name of Director	Name of Company	Nature of Interests
Canning Fok Kin-ning	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai-sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Susan Chow Woo Mo-fong	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Andrew John Hunter	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Kam Hing-lam	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Victor Li Tzar-kuoi	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Hutchison Whampoa Limited	Non-executive Director
	Cheung Kong Infrastructure Holdings Limited	Non-executive Director
Frank John Sixt	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arm's length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Remuneration Committee

The Remuneration Committee is chaired by the Chairman, Mr. Canning Fok Kin-ning with Mr. Ralph Raymond Shea and Mr. Wong Chung-hin, both Independent Non-executive Directors as members.

The principal responsibilities of the Remuneration Committee include reviewing and considering the Company's policy for remuneration of Executive Directors and senior management, and determining their remuneration packages. The Remuneration Committee reports to the Board of its decisions and recommendations at the next Board meeting after the meeting of the Committee. Committee members may seek independent professional advice at the expense of the Company to discharge their duties as members of the Committee. The terms of reference of the Remuneration Committee are published on the Company's website.

The Group's human resources division assists the Remuneration Committee by providing relevant remuneration data and market conditions for the Committee's consideration. The remuneration of Executive Directors and senior management is determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. Remuneration is performance-based and coupled with an incentive system is competitive to attract and retain talented employees.

The Remuneration Committee held one meeting in 2007 which was attended by all members. During the meeting, the Committee considered and determined the performance-based bonus payable to the full time Executive Directors and senior management of the Group in respect of the 2007 financial year and their remuneration for the next year. None of the Executive Directors or senior management participated in the determination of their own remuneration.

Audit Committee

The Audit Committee comprises four members. It is chaired by Mr. Wong Chung-hin (an Independent Non-executive Director) and the other members are Mr. Ronald Joseph Arculli (a Non-executive Director), Mr. Holger Kluge (an Independent Non-executive Director) and Mr. Ralph Raymond Shea (an Independent Non-executive Director). None of the Committee members is a partner or former partner of KPMG, the Group's external auditors.

The Audit Committee reports directly to the Board of Directors and its principal responsibilities include the review and supervision of the Group's financial reporting and internal control systems and the review of the Company's financial statements. The Audit Committee also meets regularly with the Company's external auditors to discuss the audit process and accounting issues. The chairman of the Committee summarises the subjects discussed and decisions or recommendations made in a written report to the Board after each meeting. Committee members may seek independent professional advice at the expense of the Company to discharge their duties as members of the Committee. The terms of reference of the Audit Committee are published on the Company's website.

The Audit Committee held two meetings in 2007. The record of attendance of its members is as follows:

Name of Member	Number of Meetings Attended
Mr. Wong Chung-hin *(Chairman)*	2
Mr. Ronald Joseph Arculli	2
Mr. Holger Kluge	2
Mr. Ralph Raymond Shea	2

During those meetings, the Audit Committee reviewed and considered the Group accounts and Annual Report for the year ended 31st December 2006, the audit fee for the 2006 Group accounts, the re-appointment of auditors, the internal control assessment declaration for the year 2006 in respect of the effectiveness of the system of internal controls of the Group made by the Group Managing Director and Group Finance Director, the Group's risk management report as of December 2006, non-audit services provided by KPMG in the year 2006, internal audit plan for 2007, the accounts for the six months ended 30th June 2007, the Group's policy on hiring employees or former employees of the external auditors, and all internal audit reports compiled during the year. Representatives from KPMG, the external auditors, were invited to attend one of the meetings and they discussed the 2006 audited accounts and various accounting issues with the Committee. Committee members also considered the external audit plan for the 2007 financial statements which was circulated to them for review.

Internal Control and Risk Management

Introduction

The Board has overall responsibility for the Group's system of internal control and reviews its effectiveness to ensure that policies and procedures in place for the identification and management of risks are adequate.

The Audit Committee assists the Board in meeting its responsibility for maintaining an effective system of internal controls. The Committee reviews all material controls, including financial, operational and compliance controls and risk management functions. It reviews the process by which the Group evaluates its control environment and its risk assessment process, and the way in which business and control risks are managed. It also reviews the annual work plans of the Group Manager - Internal Audit, and considers the report of the Group Managing Director and Group Finance Director to the Committee on the effectiveness of internal controls in the Group business operations. These reviews and reports are taken into consideration by the Committee when it makes its recommendation to the Board for approval of the annual consolidated financial statements.

Internal Control Environment

The Group's management encourages a risk aware and control conscious environment throughout the Company. Management sets objectives, performance targets and policies for the management of key risks including strategic planning, business operations, acquisitions, investments, expenditure control, treasury, environment, health and safety, and customer service. Defined levels of responsibility and authority together with reporting procedures have been put in place.

Full-time Executive Directors review operational and financial reports and key operating statistics of each division and hold regular meetings with the division general managers to review their reports.

Full-time Executive Directors and senior executives are appointed to the boards and board committees of all material operating subsidiaries and associates for monitoring the operations of those companies. There is a comprehensive system for reporting information by those companies to the Company's management.

Budgets are prepared annually by the management of the operating units and are subject to review and approval firstly by the Group Managing Director and then by the Board. Re-forecasts of operating results for the current year are prepared on a quarterly basis, reviewed for differences to the budget and for approval by the Executive Directors.

The Group Finance Director has established guidelines and procedures for the approval and control of expenditures. Operating expenditures are subject to overall budget control, with approval levels being set by reference to the level of authority of each executive and officer. Capital expenditures are also subject to overall control within the approved budget of individual projects with more specific control and approval being required for overspending, unbudgeted expenditures and material expenditures within the approved budget. Monthly reports of actual versus budgeted and approved expenditures are also reviewed.

The Group Finance Director is in charge of the treasury function overseeing the Group's investment and lending activities. Treasury regularly reports on the Group's cash and liquid investments, borrowings and movements thereto, outstanding contingent liabilities and financial derivatives commitments. The Board has approved and adopted treasury policies to manage the financial risks of the Group and the operational risks associated with such risk management activities.

The Group Manager-Internal Audit, reporting to the Group Finance Director, provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group's business operations. Using risk assessment methodology and taking into account the dynamics of the Group's activities, Internal Audit prepares its yearly audit plan which is reviewed and approved by the Audit Committee. Internal Audit's reports on the Group's operations are reviewed by the Audit Committee. Internal Audit follows up on its reports to ensure that its recommendations are implemented by the operating units. The scope of work performed by Internal Audit includes financial and operations review, recurring and unscheduled audits, fraud investigation and productivity efficiency reviews. With the assistance of Internal Audit, the Group Managing Director and Group Finance Director assess the Group's internal control system, formulate an opinion on the system, and report their findings to the Audit Committee and the Board.

Each division is required to undertake risk identification, mitigation and monitoring by compiling and updating on an ongoing basis a risk register taking into account emerging issues and new regulations. An internal control self assessment has also been established requiring division general managers and department heads to half-yearly assess the effectiveness of controls over the operations within their areas of accountability and compliance with applicable laws and regulations.

Reports from the external auditors on internal controls, if any, are presented to the Audit Committee. These reports are considered and reviewed and the appropriate action taken if required.

The Group Managing Director and Group Finance Director have the responsibility of developing and implementing risk mitigation strategies including the deployment of insurance to transfer the financial impact of risk. The Company Secretary, working with the operating units, is responsible for arranging appropriate insurance coverage for the Group.

Code of Conduct

The Group places great emphasis on employees' ethical standards and integrity in all aspects of its operations. Employees are required to adhere to the standards set out in the Group's Code of Conduct.

External Auditors

Independence

An independence confirmation has been obtained from KPMG, the external auditors, confirming that they have been for the year ended 31st December 2007 independent of the Group in accordance with the independence requirements of the Hong Kong Institute of Certified Public Accountants.

Rotation of engagement partner

KPMG adopts a policy of rotating every seven years the engagement partner servicing its client companies. A rotation took effect for the audit of the 2007 financial statements.

Reporting Responsibilities

The reporting responsibilities of KPMG are stated in the Independent Auditor's Report on page 49 of the Annual Report.

Remuneration

An analysis of the fees of KPMG and other external auditors is shown in note 8 to the financial statements on page 70 of the Annual Report.

Shareholders

The Company has established a range of communication channels between itself and its shareholders, investors and other stakeholders. These include the annual general meeting, the annual and interim reports, notices, announcements and circulars, the Company's website at www.heh.com and meetings with investors and analysts.

2007 Annual General Meeting

The annual general meeting is a main channel of communication between Directors and shareholders. The 2007 Annual General Meeting was held on 10th May 2007. The notice of meeting, the Company's annual report and the circular containing information on the proposed resolutions were sent to shareholders more than 21 days prior to the meeting. The chairman and members of the Audit Committee and the Remuneration Committee were available to answer questions from the shareholders.

At the meeting, a separate resolution was proposed by the Chairman in respect of each substantially separate issue, and voting on each resolution was conducted by way of a poll. The procedure for demanding a poll by shareholders was set out in the circular despatched together with the Company's annual report, and the poll voting procedure was explained fully to shareholders during the meeting. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as scrutineer to monitor and count the poll votes cast at the meeting. The resolutions proposed at the meeting and the percentage of votes cast in favour of them are set out below:-

- Statement of accounts and the reports of the directors and auditors for the year ended 31st December 2006 (99.9928%);
- Declaration of a final dividend of HK$1.27 per share (99.9999%);
- Election of Messrs. Francis Lee Lan-yee and Frank John Sixt as Directors (99.5378% and 99.5415% respectively);
- Re-appointment of KPMG as auditors and authorisation of Directors to fix their remuneration (99.9940%);
- General mandates to Directors to issue additional shares of the Company (61.9887%) and to repurchase shares of the Company (99.9969%), and extension of the general mandate to issue shares (70.4315%).

The results of the poll were posted on the Stock Exchange's and the Company's websites on the same day of the meeting and published in the newspapers on the next day.

Extraordinary General Meeting

An Extraordinary General Meeting was held on 27th December 2007 for the purpose of approving the acquisition of 50% of the entire issued share capital of Stanley Power Inc. from Cheung Kong Infrastructure Holdings Limited ("CKI"). A circular containing information on the proposed resolution, including the respective advice of the independent board committee and the independent financial adviser, and notice of the meeting were sent to shareholders on 20th November 2007 and 7th December 2007 respectively. At the meeting, the independent board committee was available to answer questions from shareholders, and voting was conducted by way of a poll. The procedure for demanding a poll by shareholders was set out in the circular, and the poll voting procedure was explained fully to shareholders during the meeting. As the acquisition constituted a connected transaction under the Listing Rules, CKI and its associates had abstained from voting. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as scrutineer to monitor and count the poll votes cast at the meeting. The percentage of votes cast in favour of the resolution was 99.9947%. The poll results were posted on the Stock Exchange's and the Company's websites on the same day of the meeting and published in the newspapers on the next day.

Company's Website

The Company maintains a website at www.heh.com. For the dissemination of published information, the Company uploads such information including press releases, results announcements and other announcements onto its website.

Memorandum and Articles of Association

No changes were made to the memorandum and articles of association of the Company during the year ended 31st December 2007.

Key Dates

Announcement of 2007 interim results	9th August 2007
Payment of 2007 interim dividend (58 cents per share)	21st September 2007
Announcement of audited results for the year ended 31st December 2007	6th March 2008
Last day to register for 2007 final dividend	7th May 2008
Closure of register of members	8th May 2008 to 15th May 2008
2008 annual general meeting	15th May 2008
Payment of 2007 final dividend	16th May 2008

Connected Transaction

During the year, the Company entered into a connected transaction. On 30th October 2007, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding approximately 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which CKI agreed to procure the sale and the Company agreed to procure the purchase by its subsidiary of 50% of the entire issued share capital of Stanley Power Inc. ("Stanley"). Stanley, a wholly owned subsidiary of CKI, had made an offer ("Offer") to purchase all of the outstanding units ("Units") of TransAlta Power, L.P. ("TransAlta Power") on the basis of CAD$8.38 per Unit. TransAlta Power has a 49.99% of partnership interest in TransAlta Cogeneration, L.P. which owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan, Canada and in a coal-fired, mine mouth generation facility in Alberta.



A comprehensive website helps HK Electric communicate with shareholders, customers and other stakeholders.

Pursuant to the Agreement, the consideration payable by the Company to CKI was an amount equivalent to (a) CAD$1,000,000 being 50% of the initial capital in Stanley plus (b) 50% of the aggregate amount of the amount paid by Stanley for the purchase of the Units, the amount paid for the interest of the general partner of TransAlta Power in TransAlta Power and the costs of the Offer and its related transactions (but excluding any amount or costs paid with the initial share capital in Stanley), less (c) 50% of the amount outstanding under the bridge facility ("Bridge Facility") to be obtained by Stanley for paying the costs of the acquisition of the Units. The Company also agreed to assume the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis.

The Agreement and its related transactions were approved by independent shareholders (being shareholders other than CKI and its associates) of the Company at an extraordinary general meeting held on 27th December 2007 and completion of the Agreement took place on 28th December 2007.

The Agreement constituted a connected transaction of the Company under the Listing Rules. Shareholders have been informed of the Agreement in an announcement posted on the respective websites of the Stock Exchange and the Company on 30th October 2007, and a circular to shareholders dated 20th November 2007, and the particulars thereof are herein disclosed pursuant to Rule 14A.45 of the Listing Rules.

Financial Summary

Commentary on the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2007 HK$M	2006 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	**12,524**	12,181	343	2.8	The increase is mainly due to higher electricity sales and no special rebate in 2007.
Other Revenue and Other Net Income	**1,547**	1,044	503	48.2	The increase is mainly due to an actuarial adjustment to retirement scheme and higher interest income from cash deposits partly offset by classification of the investment in Northern Gas Networks Limited as an associate with effect from 2007 with its income accounted for under the equity method.
Direct and Other Operating Costs	**5,202**	4,891	311	6.4	The increase is mainly due to higher Government rates and depreciation.
Finance Costs	**634**	420	214	51.0	The increase is mainly due to less interest capitalised and higher interest rates.
Share of Profits less Losses of Associates	**524**	229	295	128.8	The increase is mainly due to higher earnings from the Australian electricity businesses and share of earnings from Northern Gas Networks Limited.
Income Tax	**1,296**	1,301	(5)	-0.4	The decrease is mainly due to reversal of over-provision of income tax in prior years.
Scheme of Control Transfers	**15**	–	15	–	Scheme of Control ("SOC") Transfers are calculated in accordance with the SOC Agreement.
Profit Attributable to Equity Shareholders					
– Hong Kong Operations	**6,727**	6,173	554	9.0	The increase is mainly due to higher electricity sales, no special rebate, actuarial adjustment to retirement scheme and higher interest income from cash deposits partly offset by higher costs.
– International Operations	**721**	669	52	7.8	The increase is mainly due to higher earnings from the Australian electricity businesses and a stronger Australian dollar.
Profit for the Year	**7,448**	6,842	606	8.9	

Consolidated Balance Sheet	2007 HK$M	2006 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	**46,058**	46,496	(438)	-0.9	The Group's capital expenditure for 2007 amounted to HK$1,747 million, invested principally in generation, transmission and distribution assets. Depreciation and amortisation charges for the year were HK$2,144 million. Total disposals of fixed assets amounted to HK$41 million (net book value).
Interest in Associates	**9,071**	6,339	2,732	43.1	The increase is mainly due to classification of the investment in Northern Gas Networks Limited as an associate from 2007 instead of as available-for-sale investment, a stronger Australian dollar and the acquisition of new investments.
Other Assets	**15,546**	14,944	602	4.0	The increase is mainly due to higher cash deposits and employee retirement benefit assets partly offset by reclassification of the investment in Northern Gas Networks Limited as an associate from 2007.
Bank Loans and Other Borrowings	**13,495**	14,689	(1,194)	-8.1	The decrease is mainly due to less financing requirements for the Hong Kong electricity business.
Current and Deferred Taxation	**5,868**	5,983	(115)	-1.9	The decrease is mainly due to settlement of provisional profits tax in 2007.
Other Liabilities	**3,193**	3,022	171	5.7	The increase is mainly due to the higher employee retirement benefit liabilities and customers' deposits balance.
Development Fund and Rate Reduction Reserve	**15**	–	15	–	The balances are calculated in accordance with the SOC Agreement.
Net Assets	**48,104**	44,085	**4,019**	9.1	
			↑		
Net Gains Not Recognised in Consolidated Profit and Loss Account			**519**		Exchange differences arising on the translation of the Group's investment in overseas subsidiaries and associates, cash flow hedge derivative financial instruments and actuarial gains and losses on employee retirement schemes which were credited directly to reserves.
			↑		
Dividends Paid			**(3,948)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during 2007.
			↑		
Profit for the Year			**7,448**		

Financial Review

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the year amounted to HK$1,747 million, which was primarily funded by cash from operations. Total external borrowings outstanding at the year end were HK$13,495 million (2006 : HK$14,689 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$7,145 million (2006 : HK$5,686 million) and available liquid funds of HK$12,180 million (2006 : HK$10,462 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth whilst managing the Group's currency, interest rate and counterparty credit risks.

In January 2007, The Hongkong Electric Company, Limited ("Hongkong Electric"), through its subsidiary, Hongkong Electric Finance Limited, issued HK$500 million fixed rate notes due 2012 at a coupon rate of 4.32% p.a.. During the third quarter of 2007, Hongkong Electric refinanced HK$5 billion of its bank facilities at competitive rates and at the same time, extended the Group's debt maturity profile.

Following a review of the financing structure of its UK investment, the Company refinanced approximately 50% of its equity contribution with bank borrowings in November 2007.

The Group's financial profile remained strong during the year. Standard and Poor's affirmed the A+ long term credit ratings of Hongkong Electric Holdings Limited and Hongkong Electric with a stable outlook in January 2008. As at 31st December 2007, net debt of the Group was HK$1,315 million (2006 : HK$4,227 million) with a net debt-to-equity ratio of 3% (2006 : 10%).

The profile of the Group's external borrowings, after taking into account currency and interest rate swaps, was as follows:

By Currency


6% Sterling Pounds
31% Australian Dollars
63% Hong Kong Dollars

By Maturity


14% Beyond 5 Years
16% Within 1 Year
70% Between 2 and 5 Years

By Structure


25% Capital Market Instruments
75% Bank Loans

By Interest Rate Structure


41% Floating Rate
59% Fixed Rate

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 31st December 2007, 59% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for Hongkong Electric. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 31st December 2007, over 95% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, foreign currency exposure arising from the Group's overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments, with the resultant translation differences included in the Group's reserve account. Since such differences do not have any impact on cash flows until the investments are disposed of, currency translation exposure is not hedged.

The contractual notional amounts of derivative financial instruments outstanding at 31st December 2007 amounted to HK$9,576 million (2006 : HK$5,306 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 31st December 2007 was HK$281 million (2006 : HK$75 million).

Contingent Liabilities

The Company had given guarantees in respect of banking facilities made available to an associate amounting to HK$2,482 million (2006 : HK$nil).

The Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,286 million (2006 : HK$5,563 million). Out of this amount, HK$5,156 million (2006 : HK$5,257 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, Hongkong Electric, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2006 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2007, excluding directors' emoluments, amounted to HK$843 million (2006 : HK$887 million). As at 31st December 2007, the Group employed 1,879 (2006 : 1,931) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Educational courses relevant to the job are also provided to develop and enhance the general skills and knowledge of employees.

Report of the Directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2007.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiaries are set out in Appendix 2 on page 108 of the financial statements.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2007 is set out on page 50 and shows the Group profit after tax and Scheme of Control transfers, of $7,448 million (2006 : $6,842 million). The state of the Company's and the Group's affairs as at 31st December 2007 are set out in the financial statements on pages 50 to 109.

Dividends

An interim dividend of 58 cents (2006 : 58 cents) per ordinary share was paid to shareholders on 21st September 2007 and the Directors recommended a final dividend of $1.43 (2006 : $1.27) per ordinary share payable on 16th May 2008 to shareholders who are registered on the register of members on 15th May 2008.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 28 to the financial statements.

Charitable Donations

Charitable donations made by the Group during the year amounted to $3 million (2006 : $2 million).

Fixed Assets

Additions of fixed assets for the year amounted to $1,747 million (2006 : $2,305 million). The movements in fixed assets during the year are set out in note 14 to the financial statements.

Subsidiaries

The names, principal activities, places of incorporation and operation and particulars of the issued share capital and debt securities of the principal subsidiaries are set out in Appendix 2 on page 108 of the financial statements.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 110.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for each of the years ended 31st December 2007 and 2006.

The largest supplier of revenue items for the year represents 28.7% (2006 : 20.5%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 68.9% (2006 : 64.7%) for the year ended 31st December 2007.

At no time during the year have the directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the above major customers and suppliers.

Directors

The Directors in office during the year were Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi, Mr. Neil Douglas McGee, Mr. Frank John Sixt, Mr. Wan Chi-tin, Mr. Ronald Joseph Arculli, Mr. George Colin Magnus, Mr. Ewan Yee Lup-yuen, Mr. Holger Kluge, Mr. Ralph Raymond Shea and Mr. Wong Chung-hin.

Mrs. Susan Chow Woo Mo-fong, a Director, also served as Alternate Director to Mr. Canning Fok Kin-ning and Mr. Frank John Sixt during the year.

Mr. Ewan Yee Lup-yuen resigned as a Director on 2nd January 2008.

Mr. Chan Loi-shun was appointed as Alternate Director to Mr. Kam Hing-lam on 11th February 2008.

Mr. Yuen Sui-see was appointed as an Executive Director on 1st March 2008.

Messrs. Canning Fok Kin-ning, Tso Kai-sum, Ronald Joseph Arculli, Andrew John Hunter, Kam Hing-lam, Holger Kluge, Victor Li Tzar-kuoi, George Colin Magnus and Mrs. Susan Chow Woo Mo-fong will retire by rotation at the forthcoming Annual General Meeting to be held on 15th May 2008 in accordance with Article 116 of the Company's Articles of Association and Code Provision A.4.2 set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), while Mr. Yuen Sui-see will retire at the said Meeting in accordance with Article 99 of the Company's Articles of Association. The abovementioned Directors, being eligible, offer themselves for re-election.

Interests of Shareholders Discloseable under the Securities and Futures Ordinance ("SF Ordinance")

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 31st December 2007, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name	Capacity	Number of Shares Held		Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,423,957		6.02%
Interman Development Inc.	Beneficial owner	186,736,842	*(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511	*(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102	*(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674	*(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612	*(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612	*(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612	*(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612	*(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612	*(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612	*(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612	*(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612	*(Note 6)*	38.87%

Notes:

(1) *These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.*

(2) *Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.*

(3) *HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.*

(4) *Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.*

(5) *Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.*

(6) *By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

Save as disclosed above, at 31st December 2007, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2006 : Nil).

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2006 : Nil).

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 31st December 2007 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below :

Combined Balance Sheet of the Affiliated Companies as at 31st December 2007	$ million
Non-current assets	71,221
Current assets	4,758
Current liabilities	(14,099)
Non-current liabilities	(51,483)
Net assets	10,397
Share capital	5,488
Reserves	4,909
Capital and reserves	10,397

As at 31st December 2007, the consolidated attributable interest of the Group in these affiliated companies amounted to $7,320 million.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

Canning Fok Kin-ning
Chairman
Hong Kong, 6th March 2008

Independent Auditor's Report

To the Shareholders of Hongkong Electric Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hongkong Electric Holdings Limited (the "Company") set out on pages 50 to 109 which comprise the consolidated and company balance sheets as at 31st December 2007, the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements
The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 6th March 2008

Consolidated Profit and Loss Account

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Turnover	4	**12,524**	12,181
Direct costs		**(4,218)**	(4,083)
		8,306	8,098
Other revenue and other net income	5	**1,547**	1,044
Other operating costs		**(984)**	(808)
Finance costs	7	**(634)**	(420)
Operating profit		**8,235**	7,914
Share of profits less losses of associates		**524**	229
Profit before taxation	8	**8,759**	8,143
Income tax:	9		
Current		**(1,301)**	(1,314)
Deferred		**5**	13
		(1,296)	(1,301)
Profit after taxation		**7,463**	6,842
Scheme of Control transfers	11		
To:			
Development Fund		**(14)**	–
Rate Reduction Reserve		**(1)**	–
		(15)	–
Profit attributable to equity shareholders			
Hong Kong operations		**6,727**	6,173
International operations		**721**	669
Profit for the year		**7,448**	6,842
Dividends payable to equity shareholders of the Company attributable to the year:	12		
Interim dividend paid during the year		**1,238**	1,238
Final dividend proposed after the balance sheet date		**3,052**	2,710
		4,290	3,948
Earnings per share			
Basic and diluted	13	**$3.49**	$3.21

The notes on pages 54 to 109 form part of these financial statements.

Balance Sheets

At 31st December 2007

	Note	Group 2007 HK$ million	Group 2006 HK$ million	Company 2007 HK$ million	Company 2006 HK$ million
Non-current assets					
Fixed assets					
– Property, plant and equipment		**41,112**	41,763	**–**	–
– Assets under construction		**2,623**	2,355	**–**	–
– Interests in leasehold land held for own use under operating leases		**2,323**	2,378	**–**	–
	14	**46,058**	46,496	**–**	–
Interest in subsidiaries	15	**–**	–	**28,801**	26,992
Interest in associates	16	**9,071**	6,339	**–**	–
Other non-current financial assets	17	**66**	1,687	**–**	–
Derivative financial instruments	24	**122**	47	**–**	–
Deferred tax assets	25	**–**	1	**–**	1
Employee retirement benefit assets	26	**1,106**	578	**62**	34
		56,423	55,148	**28,863**	27,027
Current assets					
Inventories	18	**539**	484	**–**	–
Trade and other receivables	19	**1,197**	1,119	**102**	51
Fuel Clause Account	20	**336**	566	**–**	–
Bank deposits and cash	21	**12,180**	10,462	**12,154**	10,417
		14,252	12,631	**12,256**	10,468
Current liabilities					
Trade and other payables	22	**(1,071)**	(1,095)	**(43)**	(37)
Bank overdrafts – unsecured		**–**	(4)	**–**	–
Current portion of bank loans and other borrowings	23	**(2,191)**	(1,089)	**–**	–
Current taxation		**(424)**	(551)	**(12)**	(9)
		(3,686)	(2,739)	**(55)**	(46)
Net current assets		**10,566**	9,892	**12,201**	10,422
Total assets less current liabilities		**66,989**	65,040	**41,064**	37,449
Non-current liabilities					
Interest-bearing borrowings	23	**(11,304)**	(13,596)	**–**	–
Derivative financial instruments	24	**(7)**	(1)	**–**	–
Customers' deposits		**(1,585)**	(1,537)	**–**	–
Deferred tax liabilities	25	**(5,444)**	(5,432)	**–**	–
Employee retirement benefit liabilities	26	**(530)**	(389)	**(105)**	(81)
		(18,870)	(20,955)	**(105)**	(81)
Rate Reduction Reserve	11(b)	**(1)**	–	**–**	–
Development Fund	11(a)	**(14)**	–	**–**	–
Net assets		**48,104**	44,085	**40,959**	37,368
Capital and reserves					
Share capital	27	**2,134**	2,134	**2,134**	2,134
Reserves		**45,970**	41,951	**38,825**	35,234
Total equity attributable to equity shareholders of the Company	28	**48,104**	44,085	**40,959**	37,368

Approved and authorised for issue by the Board of Directors on 6th March 2008

Canning Fok Kin-ning
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 54 to 109 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Operating activities			
Cash generated from operations	29	**9,639**	9,739
Interest paid		**(658)**	(374)
Interest received		**1,109**	686
Hong Kong profits tax paid		**(1,427)**	(983)
Overseas tax paid		**(1)**	-
Net cash generated from operating activities		**8,662**	9,068
Investing activities			
Purchase of fixed assets and capital stock		**(1,568)**	(1,978)
Increase in bank deposits maturing over three months		**(4,102)**	–
Capitalised interest paid		**(117)**	(231)
Receipts and deposits from sale of fixed assets		**6**	12
Investments in associates		**(203)**	(12)
Investments in available-for-sale equity securities		**–**	(5)
New loans to associates		**(27)**	(11)
Loans repaid by associates		**–**	126
Dividends received from associates		**429**	94
Dividends received from available-for-sale equity securities		**-**	177
Net cash used in investing activities		**(5,582)**	(1,828)
Financing activities			
New bank loans and other borrowings		**1,308**	7,354
Repayment of bank loans and other borrowings		**(2,868)**	(3,692)
Repayment of deferred creditors		**-**	(74)
New customers' deposits		**263**	251
Repayment of customers' deposits		**(215)**	(222)
Dividends paid to equity shareholders of the Company		**(3,948)**	(4,952)
Net cash used in financing activities		**(5,460)**	(1,335)
Net (decrease)/increase in cash and cash equivalents		**(2,380)**	5,905
Cash and cash equivalents at 1st January		**10,458**	4,553
Cash and cash equivalents at 31st December		**8,078**	10,458
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents	21	**8,078**	10,462
Bank overdrafts – unsecured		**–**	(4)
		8,078	10,458

The notes on pages 54 to 109 form part of these financial statements.

Consolidated Statement of Recognised Income and Expense

For the year ended 31st December 2007

	Note	2007 HK$ million	2006 HK$ million
Exchange differences on translation of:			
Financial statements of overseas subsidiaries		**282**	(33)
Overseas associates		**171**	103
Redesignation of available-for-sale investment as an associate	28(a)	**(79)**	–
Cash flow hedge:			
Effective portion of changes in fair value, net of deferred tax		**122**	130
Transferred to profit or loss		**–**	–
Transferred to initial carrying amount of non-financial hedged items		**3**	(6)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax		**20**	316
Net income recognised directly in equity	28(a)	**519**	510
Profit for the year		**7,448**	6,842
Total recognised income and expense for the year	28(a)	**7,967**	7,352
Attributable to equity shareholders of the Company		**7,967**	7,352

The notes on pages 54 to 109 form part of these financial statements.

1. General Information

Hongkong Electric Holdings Limited (the "Company") is a limited company incorporated and domiciled in Hong Kong. The address of its registered office is 44 Kennedy Road, Hong Kong.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Information on the changes in accounting policies resulting from initial application of these new and revised standards to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31st December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except as explained in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 36.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(l)).

(e) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The Consolidated Profit and Loss Account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see notes 2(f) and 2(l)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

2. Significant Accounting Policies (continued)

(f) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associate.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(u)(iii).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the Balance Sheet at amortised cost less impairment losses (see note 2(l)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the Balance Sheet at cost less impairment losses (see note 2(l)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items such as debt securities which are recognised directly in profit or loss. Dividend income from these investments is recognised in profit and loss in accordance with the policy set out in note 2(u)(iii) and , where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss in accordance with the policy set out in note 2(u)(iii). When these investments are derecognised or impaired (see note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(h) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(i)).

(i) Hedging

(i) Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(ii) Cash Flow Hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

2. Significant Accounting Policies (continued)

(i) Hedging (continued)

(ii) Cash Flow Hedges (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedge forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(iii) Hedge of Net Investments in Foreign Operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(j) Fixed Assets, Depreciation and Amortisation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 2(j)(vi)), amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(ii) The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(w)).

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(v) Leasehold land held for own use under operating leases is stated in the Balance Sheet at cost less accumulated amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(vi) Depreciation is calculated to write off the cost of fixed assets less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

	Years
Cable tunnels	100
Ash lagoon and gas pipeline	50
Buildings, generation plant and machinery, transmission and distribution equipment and overhead lines (132kV and above)	35
Overhead lines (below 132kV), cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(k) Leased Assets and Operating Lease Charges

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term.

2. Significant Accounting Policies (continued)

(l) Impairment of Assets

(i) Impairment of Investments in Debt and Equity Securities and Other Receivables

Investments in debt and equity securities (other than investments in subsidiaries and associates (see note 2(l)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and other financial assets carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

  Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

Impairment losses are written off against the corresponding assets directly.

(ii) *Impairment of Other Assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- pre-paid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- *Calculation of Recoverable Amount*

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- *Recognition of Impairment Losses*

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2. Significant Accounting Policies (continued)

(l) Impairment of Assets (continued)

(ii) Impairment of Other Assets (continued)

– *Reversals of Impairment Losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim Financial Reporting and Impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim Financial Reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Coal, stores, fuel oil and liquefied natural gas are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories recognised as an expense includes the write-off and all losses of inventories.

(n) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(l)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(o) Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and Other Payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(t)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the Consolidated Cash Flow Statement.

(r) Employee Benefits

(i) Short Term Employee Benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Defined Benefit Retirement Schemes Obligations

The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

Any cumulative unrecognised actuarial gains or losses in respect of the defined benefit retirement schemes are recognised in full in the period in which they occur, outside profit or loss, in equity.

(iii) Contributions to Defined Contribution Retirement Schemes

Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in profit or loss as incurred.

(s) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly to equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

2. Significant Accounting Policies (continued)

(s) Income Tax (continued)

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(t) Financial Guarantees Issued, Provisions and Contingent Liabilities

(i) Financial Guarantees Issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(t)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other Provisions and Contingent Liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Revenue Recognition

(i) Regulation of Earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 2004 to 2008. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with the Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is debited (or credited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Surcharges (or Rebates) are charged (or given) to customers by increasing (or reducing) the Basic Tariff rate to a Net Tariff rate payable by customers and are credited (or debited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates.

2. Significant Accounting Policies (continued)

(u) Revenue Recognition (continued)

(iii) Income Recognition

Electricity income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Tariff Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings and the related balance on the Fuel Clause Account (see note 2(u)(ii)) is expected to be recovered by Fuel Clause Surcharges in excess of Fuel Clause Transfers. It has been agreed with the Government that any deficit balance outstanding at the end of 2008 will be carried forward and recovered under the new Scheme of Control regime effective from 1st January 2009. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in profit or loss each year.

Dividend income from unlisted investments is recognised when the shareholders' right to receive payment is established.

Interest income is recognised on a time apportionment basis using the effective interest method.

(v) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the average exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(w) Borrowing Costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x) Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3. Changes in Accounting Policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these new standards and interpretations. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure regarding the significance of the Group's financial instruments and the nature and extent of risk arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 30.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information regarding the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 28(g).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of any amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 37).

4. Turnover

The principal activities of the Group are the generation and supply of electricity.

Group turnover represents the sales of electricity, other electricity-related income and engineering and consulting services fees. The amount of each significant category of revenue recognised during the year is analysed as follows:

	2007 $ million	2006 $ million
Sales of electricity	**12,452**	12,326
Special subsidy	**–**	(205)
Concessionary discount on sales of electricity	**(5)**	(5)
Electricity-related income	**31**	23
Technical service fees	**46**	42
	12,524	12,181

5. Other Revenue and Other Net Income

	2007 $ million	2006 $ million
Other Revenue		
Interest income from financial assets not at fair value through profit or loss	**1,039**	724
Dividend income from unlisted available-for-sale equity securities	**–**	177
Curtailment gain on defined benefit retirement scheme (see note 26)	**422**	–
Sundry income	**73**	25
	1,534	926
Other Net Income		
Foreign exchange differences – loans and receivables	**10**	110
Net profit on sale of fixed assets	**3**	8
	13	118
Total	**1,547**	1,044

6. Segment Information

(a) Business Segments

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1(a) on page 106.

(b) Geographical Segments

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1(b) on page 107.

7. Finance Costs

	2007 $ million	2006 $ million
Interest on overdrafts, bank loans and other borrowings repayable within five years	**620**	574
Interest on other borrowings repayable over five years	**138**	79
Less: Interest capitalised to fixed assets	**(111)**	(221)
Interest transferred to fuel cost	**(13)**	(12)
Total interest expense relating to financial liabilities not at fair value through profit or loss	**634**	420

Interest expenses have been capitalised at the average rate of approximately 4.5% p.a. (2006 : 4.5% p.a.) for assets under construction.

8. Profit before Taxation

	2007 $ million	2006 $ million
Profit before taxation is shown after charging:		
Depreciation	**1,963**	1,832
Amortisation of leasehold land	**57**	55
Costs of inventories	**2,176**	1,774
Write down of inventories	**4**	4
Staff costs	**493**	486
Operating lease charges – equipment	**62**	62
Fixed assets written off	**22**	21
Auditors' remuneration:		
Audit and audit related work		
– KPMG	**4**	4
– Other auditors	**1**	–
Non-audit work		
– KPMG	**2**	–
– Other auditors	**3**	2

The consolidated profit attributable to equity shareholders of the Company includes a profit of $7,552 million (2006 : $5,870 million) which has been dealt with in the financial statements of the Company.

9. Income Tax

(a) Taxation in the Consolidated Profit and Loss Account represents:

	2007 $ million	2006 $ million
Current Tax – Hong Kong Profits Tax		
Provision for the year	**1,300**	1,313
Current Tax – Overseas		
Provision for the year	**1**	1
	1,301	1,314
Deferred Tax		
Origination and reversal of temporary differences (see note 25(a))	**(5)**	(13)
	1,296	1,301

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2006 : 17.5%) based on the estimated assessable profits for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the year.

(b) Reconciliation between Tax Expense and Accounting Profit at Applicable Tax Rates:

	2007 $ million	2006 $ million
Profit before taxation	**8,759**	8,143
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	**1,443**	1,386
Tax effect of non-deductible expenses	**4**	57
Tax effect of non-taxable revenue	**(151)**	(142)
Actual tax expenses	**1,296**	1,301

10. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors of the Company are as follows:

Name of Directors	Fees $ million	Basic Salaries, Allowances & Other Benefits $ million	Retirement Scheme Contributions $ million	Bonuses $ million	2007 Total Emoluments $ million	2006 Total Emoluments $ million
Executive Directors						
Canning Fok Kin-ning [4]						
Chairman	0.12	0.27	–	–	**0.39**	0.37
Tso Kai-sum						
Group Managing Director	0.07	7.35	–	9.50	**16.92**	14.62
Susan Chow Woo Mo-fong	0.07	0.03	–	–	**0.10**	0.10
Andrew John Hunter [5]	0.07	0.08	–	–	**0.15**	2.93
Kam Hing-lam	0.07	0.05	–	–	**0.12**	0.12
Francis Lee Lan-yee						
Director & General Manager						
(Engineering)	0.07	4.55	–	4.11	**8.73**	8.40
Victor Li Tzar-kuoi	0.07	0.37	–	–	**0.44**	0.29
Neil Douglas McGee [1] [6]						
Group Finance Director	0.07	3.82	0.28	2.42	**6.59**	6.23
Frank John Sixt	0.07	0.04	–	–	**0.11**	0.11
Wan Chi-tin [8]						
Director & General Manager						
(Corporate Development)	0.07	3.80	0.41	3.24	**7.52**	6.77
Non-executive Directors						
Ronald Joseph Arculli [3]	0.14	0.05	–	–	**0.19**	0.20
George Colin Magnus	0.07	0.02	–	–	**0.09**	0.09
Holger Kluge [2] [3]	0.14	–	–	–	**0.14**	0.14
Ralph Raymond Shea [2] [3] [4]	0.16	0.03	–	–	**0.19**	0.19
Wong Chung-hin [2] [3] [4]	0.16	0.09	–	–	**0.25**	0.25
Ewan Yee Lup-yuen [7]	0.07	0.03	–	–	**0.10**	0.10
Total for the year 2007	**1.49**	**20.58**	**0.69**	**19.27**	**42.03**	40.91
Total for the year 2006	1.49	21.36	0.72	17.34		40.91

Notes:

(1) During the year, Mr. Neil Douglas McGee received director's fees of THB255,000 from Ratchaburi Power Company, Limited, an associate of the Group. The director's fees were then paid back to the Company.

(2) Independent non-executive directors.

(3) Members of the Audit Committee.

(4) Members of the Remuneration Committee.

(5) Ceased to be Group Finance Director with effect from 1st February 2006.

(6) Assumed position of Group Finance Director with effect from 1st February 2006.

(7) Resigned as a director with effect from 2nd January 2008.

(8) Mr. Wan Chi-tin's title has been changed to Director of Engineering (Planning & Development) with effect from 1st March 2008.

(b) Senior Management Compensation

The five highest paid individuals in the Group included four directors (2006 : four) whose total emoluments are shown above. The emoluments of the other one individual (2006 : one individual) who comprises the five are set out below:

	2007 **$ million**	2006 $ million
Salaries and other benefits	**3.80**	3.79
Retirement scheme contributions	**0.39**	0.37
	4.19	4.16

The total emoluments of the individual (2006 : one individual) are within the following bands:

	2007 **Number**	2006 Number
$4,000,001 to $4,500,000	**1**	1

11. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 2(u)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. Movements in the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2007 **$ million**	2006 $ million
At 1st January	**-**	-
Transfer from the Profit and Loss Account	**14**	-
At 31st December	**14**	-

11. Scheme of Control Transfers (continued)

(b) Rate Reduction Reserve

	2007 $ million	2006 $ million
At 1st January	–	–
Transfer from the Profit and Loss Account	1	–
At 31st December	1	–

12. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2007 $ million	2006 $ million
Interim dividend declared and paid of 58 cents per ordinary share (2006 : 58 cents per ordinary share)	1,238	1,238
Final dividends proposed after the balance sheet date of $1.43 per ordinary share (2006 : $1.27 per ordinary share)	3,052	2,710
	4,290	3,948

The final dividend proposed after the balance sheet date is based on 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 $ million	2006 $ million
Final dividend and special dividend in respect of the previous financial year, approved and paid during the year:		
Ordinary – $1.27 per ordinary share (2006 : $1.01 per ordinary share)	2,710	2,156
Special – $nil per ordinary share (2006 : $0.73 per ordinary share)	–	1,558
	2,710	3,714

13. Earnings per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $7,448 million (2006 : $6,842 million) and 2,134,261,654 ordinary shares (2006 : 2,134,261,654 ordinary shares) in issue throughout the year.

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2007 and 2006.

14. Fixed Assets

$ million	Site Formation and Buildings	Plant, Machinery and Equipment	Assets under Construction	Sub-total	Interests in Leasehold Land Held for Own Use under Operating Leases	Total Fixed Assets
Group						
Cost:						
At 1st January 2006	12,045	47,453	5,524	65,022	2,818	67,840
Additions	–	228	2,081	2,309	(4)	2,305
Transfers between categories	1,330	3,920	(5,250)	–	–	–
Disposals	(2)	(170)	–	(172)	(3)	(175)
At 31st December 2006	13,373	51,431	2,355	67,159	2,811	69,970
At 1st January 2007	**13,373**	**51,431**	**2,355**	**67,159**	**2,811**	**69,970**
Additions	**5**	**285**	**1,454**	**1,744**	**3**	**1,747**
Transfers between categories	**54**	**1,132**	**(1,186)**	**–**	**–**	**–**
Disposals	**(3)**	**(120)**	**–**	**(123)**	**(1)**	**(124)**
At 31st December 2007	**13,429**	**52,728**	**2,623**	**68,780**	**2,813**	**71,593**
Accumulated Depreciation and Amortisation:						
At 1st January 2006	3,496	17,708	–	21,204	378	21,582
Written back on disposals	(1)	(126)	–	(127)	–	(127)
Charge for the year	335	1,629	–	1,964	55	2,019
At 31st December 2006	3,830	19,211	–	23,041	433	23,474
At 1st January 2007	**3,830**	**19,211**	**–**	**23,041**	**433**	**23,474**
Written back on disposals	**(1)**	**(82)**	**–**	**(83)**	**–**	**(83)**
Charge for the year	**364**	**1,723**	**–**	**2,087**	**57**	**2,144**
At 31st December 2007	**4,193**	**20,852**	**–**	**25,045**	**490**	**25,535**
Net Book Value:						
At 31st December 2007	**9,236**	**31,876**	**2,623**	**43,735**	**2,323**	**46,058**
At 31st December 2006	9,543	32,220	2,355	44,118	2,378	46,496

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $111 million (2006 : $221 million).

The Group's leasehold land at 31st December 2007 is held in Hong Kong and comprises $50 million (2006: $50 million) and $2,273 million (2006 : $2,328 million) of long-term and medium-term leasehold land respectively.

Depreciation charges for the year included $124 million (2006 : $132 million), relating to assets utilised in development activities which has been capitalised.

15. Interest in Subsidiaries

	Company	
	2007	2006
	$ million	$ million
Unlisted shares, at cost	**2,425**	2,417
Loan capital (see note below)	**21,845**	19,646
Amounts due from subsidiaries	**4,531**	4,929
	28,801	26,992

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

The amounts due from subsidiaries are unsecured, interest free and no fixed repayment terms.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 108.

16. Interest in Associates

	Group	
	2007	2006
	$ million	$ million
Share of net assets	**4,131**	1,750
Loans to unlisted associates (see note below)	**4,748**	4,269
Amounts due from unlisted associates (see note below)	**192**	320
	9,071	6,339

The loans to unlisted associates are unsecured, interest bearing at rates ranging from 6.28% p.a. to 13.79% p.a. (2006 : 6.28% p.a. to 13.79% p.a.) and not due within five years.

Included in the loans to unlisted associates are subordinated loans totalling $4,652 million (2006 : $4,206 million). The rights in respect of these loans are subordinated to the rights of any other lenders to the associates and they are treated as part of the investment in the associates.

The amounts due from unlisted associates are unsecured, interest free, have no fixed repayment terms but are not due within one year.

Neither the loans to unlisted associates nor the amounts due from unlisted associates are past due or impaired.

The shares of an associate owned by the Group were pledged as part of the security arrangement for project financing facilities made available to that associate. The carrying value of the associate as at 31st December 2007 was $281 million (2006 : $75 million).

The financial guarantees issued by the Company in respect of banking facilities available to associates have been disclosed in note 33.

Particulars of the principal associates are set out in Appendix 3 on page 109.

Summarised Financial Information based on the unaudited Management Accounts of the associates is as follows:

	2007 $ million	2006 $ million
Assets	**101,966**	60,473
Liabilities	**(84,839)**	(52,893)
Equity	**17,127**	7,580
Revenues	**17,618**	10,475
Profit	**1,579**	806

17. Other Non-current Financial Assets

	Group	
	2007 $ million	2006 $ million
Unlisted available-for-sale equity securities, at cost	**66**	1,687

The Group has increased its influence over unlisted available-for-sale investment, Northern Gas Networks Holdings Limited ("NGN"), by participating in the financial and operating policy decisions of NGN since the appointment of a director of the Company to the NGN Board and four Board Committees. Accordingly, this unlisted available-for-sale investment, the cost of which was $1,621 million, has been accounted for as an associate of the Group with effect from 1st January 2007.

18. Inventories

	Group	
	2007 $ million	2006 $ million
Work in progress	**3**	2
Coal, fuel oil and liquefied natural gas	**255**	204
Stores and materials (see note below)	**281**	278
	539	484

Included in stores and materials is capital stock of $177 million (2006 : $176 million) which was purchased for the future maintenance of capital assets.

19. Trade and Other Receivables

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Trade debtors (see note below)	**643**	635	**–**	–
Other receivables	**519**	452	**94**	49
	1,162	1,087	**94**	49
Derivative financial instruments				
– held as cash flow/fair value hedging instruments	**10**	19	**5**	–
Deposits and prepayments	**25**	13	**3**	2
	1,197	1,119	**102**	51

All of the trade and other receivables are expected to be recovered within one year.

Debtors' ageing is analysed as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Current	**600**	596	**–**	–
1 to 3 months overdue	**32**	29	**–**	–
More than 3 months overdue but less than 12 months overdue	**11**	10	**–**	–
Total trade debtors	**643**	635	**–**	–

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers for electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, then a surcharge of 5% can be added to the electricity bills.

The Group's and the Company's trade debtors are individually assessed for impairment. Any impairment losses are written off against the trade debtors directly. No separate account is maintained for impairment losses.

Trade debtors of electricity charges under the categories "1 to 3 months overdue" and "More than 3 months overdue but less than 12 months overdue" of the above ageing analysis that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Trade debtors of electricity charges that were past due but not impaired relate to a number of independent customers. The Hongkong Electric Company Limited, a wholly-owned subsidiary company, obtains sufficient collateral in the form of security deposits from customers (see note 30(a)) and the balances are still considered fully recoverable.

20. Fuel Clause Account

The surcharge per unit of electricity sales was 5.9 cents from 1st January 2007 (2006 : 4.9 cents). Movements on the Fuel Clause Account were as follows:

	Group	
	2007	2006
	$ million	$ million
At 1st January	**566**	1,079
Transfer to profit or loss	**413**	15
Surcharge during the year	**(643)**	(528)
At 31st December	**336**	566

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 2(u)).

The outstanding amount of Fuel Clause Account was neither past due nor impaired (see note 2(u)(ii)).

21. Bank Deposits and Cash

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Deposits with banks and other financial institutions with three months or less to maturity when placed	**8,070**	10,435	**8,052**	10,417
Cash at bank and in hand	**8**	27	**–**	–
Cash and cash equivalents for the purpose of cash flow statement	**8,078**	10,462	**8,052**	10,417
Deposits with banks and other financial institutions with more than three months to maturity when placed	**4,102**	–	**4,102**	–
	12,180	10,462	**12,154**	10,417

22. Trade and Other Payables

	Group		Company	
	2007	2006	2007	2006
	$ million	$ million	$ million	$ million
Creditors measured at amortised cost (see note below)	**1,068**	1,090	**43**	37
Derivative financial instruments				
– held as cash flow/fair value hedging instruments	**3**	5	**–**	–
	1,071	1,095	**43**	37

All of the trade and other payables are expected to be settled within one year.

Creditors' ageing is analysed as follows:

	Group		Company	
	2007	2006	2007	2006
	$ million	$ million	$ million	$ million
Due within 1 month or on demand	**474**	349	**11**	3
Due after 1 month but within 3 months	**240**	267	**–**	–
Due after 3 months but within 12 months	**321**	441	**6**	5
	1,035	1,057	**17**	8
Other payables	**33**	33	**26**	29
	1,068	1,090	**43**	37

23. Non-current Interest-bearing Borrowings

	Group	
	2007	2006
	$ million	$ million
Bank loans	**10,092**	11,278
Current portion	**(1,191)**	(577)
	8,901	10,701
Hong Kong dollar notes (see note below)	**3,403**	3,407
Current portion	**(1,000)**	(512)
	2,403	2,895
Total	**11,304**	13,596

Hong Kong dollar fixed rate notes bear interest at rates between 4.13% p.a. to 4.55% p.a. (2006 : 4.13% p.a. to 7.35% p.a.), while interest on floating rate notes is determined with reference to the Hong Kong Interbank Offered Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 108. None of the non-current interest-bearing borrowings is expected to be settled within one year.

These borrowings have final maturities extending up to 2016 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2007**	2006	**2007**	2006	**2007**	2006
Within 1 year	**1,191**	577	**1,000**	512	**2,191**	1,089
After 1 year but within 2 years	**1,300**	2,700	**–**	–	**1,300**	2,700
After 2 years but within 5 years	**7,601**	5,751	**507**	1,000	**8,108**	6,751
After 5 years	**–**	2,250	**1,896**	1,895	**1,896**	4,145
	10,092	11,278	**3,403**	3,407	**13,495**	14,685

24. Derivative Financial Instruments

	Group		Company	
	2007 $ million	2006 $ million	**2007 $ million**	2006 $ million
Derivative financial instruments used for hedging:				
Cross currency swaps	**–**	4	**–**	–
Interest rate swaps	**113**	56	**–**	–
Foreign exchange forward contracts	**9**	–	**5**	–
Total	**122**	60	**5**	–
Current portion of derivative financial instruments (see notes 19 and 22)	**(7)**	(14)	**(5)**	–
	115	46	**–**	–
Represented by:				
Derivative financial instruments assets	**122**	47	**–**	–
Derivative financial instruments liabilities	**(7)**	(1)	**–**	–
	115	46	**–**	–

25. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**(5,431)**	(5,368)	**1**	13
Credited/(charged) to profit or loss (see note 9(a))	**5**	13	**(1)**	(3)
Charged to reserves	**(18)**	(76)	**–**	(9)
At 31st December	**(5,444)**	(5,431)	**–**	1

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Net deferred tax assets recognised on the Balance Sheet	**–**	1	**–**	1
Net deferred tax liabilities recognised on the Balance Sheet	**(5,444)**	(5,432)	**–**	–
At 31st December	**(5,444)**	(5,431)	**–**	1

(b) Major components of deferred tax assets/(liabilities) are set out below:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Tax effects of:				
Depreciation allowances in excess of the related depreciation	**(5,373)**	(5,338)	**–**	–
Fuel clause rebates	**(59)**	(99)	**–**	–
Others	**(12)**	6	**–**	1
	(5,444)	(5,431)	**–**	1

26. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two retirement schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Hong Kong Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% of basic pay. The most recent actuarial valuations of both Schemes have been carried out by the appointed actuary, represented by Mr. A. Wong, FSA, FCIA as at 1st January 2007. The principal actuarial assumptions used include a long term yield gap, which is the long term expected rate of investment return net of salary increase, of 1.5% to 2.0% p.a., pension increase of 2.5% p.a., together with appropriate provisions for mortality rates, turnover and adjustments to reflect the short-term market expectation of salary increases. The valuations revealed that the Scheme assets in each case were sufficient to cover the respective value of aggregate vested liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2007 were determined in accordance with HKAS 19 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amounts recognised in the Balance Sheet are as follows:

	Group		Company	
	2007 $ million	2006 $ million	**2007 $ million**	2006 $ million
Present value of funded obligations	**(4,510)**	(4,410)	**(464)**	(438)
Fair value of scheme assets	**5,086**	4,599	**421**	391
	576	189	**(43)**	(47)
Represented by:				
Employee retirement benefit assets	**1,106**	578	**62**	34
Employee retirement benefit liabilities	**(530)**	(389)	**(105)**	(81)
	576	189	**(43)**	(47)

The scheme assets did not include ordinary shares issued by the Company for the years ended 31st December 2007 and 2006.

A portion of the above liability is expected to be settled after more than one year. However, it is not practicable to segregate this amount from the amounts payable in the next twelve months, as future contributions will also relate to future services rendered and future changes in actuarial assumptions and market conditions.

23. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(ii) Changes in present value of funded obligations are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**4,410**	4,151	**438**	393
Current service cost	**162**	161	**10**	10
Interest cost	**173**	183	**17**	18
Employee contributions paid to schemes	**26**	27	**2**	2
Actuarial losses	**420**	125	**41**	42
Benefits paid	**(259)**	(237)	**(23)**	(27)
Curtailment gain	**(422)**	–	**(21)**	–
At 31st December	**4,510**	4,410	**464**	438

(iii) Changes in fair value of scheme assets are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
At 1st January	**4,599**	3,986	**391**	337
Expected return	**300**	299	**25**	25
Actuarial gains	**387**	447	**23**	49
Employer contributions paid to schemes	**33**	77	**3**	5
Employee contributions paid to schemes	**26**	27	**2**	2
Benefits paid	**(259)**	(237)	**(23)**	(27)
At 31st December	**5,086**	4,599	**421**	391

The Group expects to contribute $59 million to its defined benefit retirement schemes in 2008.

(iv) (Income)/expense recognised in the Consolidated Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2007 $ million	2006 $ million
Current service cost	**162**	161
Interest cost	**173**	183
Expected return on Scheme assets	**(300)**	(299)
Curtailment gain (see note below)	**(422)**	–
	(387)	45

A decision was made in December 2007 to restructure a defined benefit retirement scheme into a defined contribution arrangement in 2008. This event triggered a curtailment gain as of 31st December 2007 which was calculated based on the difference between the defined benefit obligations of the scheme before curtailment and the amount of funds to be transferred to the new scheme attributable to the members' services prior to 1st January 2008.

The (income)/expense is recognised in the following line items in the Consolidated Profit and Loss Account:

	2007 $ million	2006 $ million
Direct costs	**19**	25
Other operating costs	**16**	20
Other revenue and other net income	**(422)**	–
	(387)	45

The actual return on scheme assets of the Group (taking into account all changes in the fair value of the scheme assets excluding contributions paid and received) was net income of $687 million (2006: $746 million).

(v) The cumulative amount of actuarial gains and losses recognised in the Statement of Recognised Income and Expense is as follows:

	2007 $ million	2006 $ million
At 1st January	**117**	439
Actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense during the year	**34**	(322)
At 31st December	**151**	117

26. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(vi) The major categories of scheme assets as a percentage of total Scheme assets are as follows:

	2007	2006
Hong Kong equities	**17.4%**	18.7%
Europe equities	**13.0%**	13.8%
North America equities	**13.3%**	15.4%
Other Asia Pacific equities	**11.4%**	13.0%
Global bonds	**38.6%**	34.0%
Deposits, cash and others	**6.3%**	5.1%

(vii) The principal actuarial assumptions used at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2007	2006
Discount rate	**3.4%**	4.0%
Expected rate of return on scheme assets	**6.5% – 7.0%**	6.5% – 7.0%
Long term salary increase rate	**5.0%**	5.0%
Future pension increase rate	**2.5%**	2.5%

The expected long-term rate of return on scheme assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

(viii) The amounts of defined benefit retirement schemes for the current and previous years are as follows:

	Group				**Company**			
$ million	**2007**	2006	2005	2004	**2007**	2006	2005	2004
Present value of								
funded obligations	**(4,510)**	(4,410)	(4,151)	(3,701)	**(464)**	(438)	(393)	(354)
Fair value of scheme assets	**5,086**	4,599	3,986	3,639	**421**	391	337	312
Surplus/(deficit)	**576**	189	(165)	(62)	**(43)**	(47)	(56)	(42)
Experience adjustments on:								
Scheme liabilities	**(26)**	(45)	(8)	(26)	**(8)**	(26)	(10)	(18)
Scheme assets	**387**	447	67	148	**23**	49	13	14

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme ("the MPF Scheme") in December 2000, the Group has also participated in a master trust MPF Scheme operated by an independent service provider. All new recruits not previously covered by the defined benefit retirement schemes are enrolled in this scheme.

The MPF Scheme is a defined contribution retirement scheme with the employer and its employees each contributing to the plan in accordance with the relevant scheme rules. The scheme rules provide for voluntary contributions to be made by the employer calculated as a percentage of the employees' basic salaries. Forfeited contributions of $0.9 million have been received during the year (2006 : $nil).

	2007 **$ million**	2006 $ million
Expenses recognised in the Consolidated Profit and Loss Account	**3**	3

27. Share Capital

		Company	
	Number of Shares	**2007** **$ million**	2006 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

28. Total Equity

(a) Group

$ million	Share Capital (note 27)	Share Premium (note 28(c))	Exchange Reserve (note 28(d))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2006	2,134	4,476	132	2	31,227	3,714	41,685
Exchange differences on translation of:							
– financial statements of overseas subsidiaries	–	–	(33)	–	–	–	(33)
– overseas associates	–	–	103	–	–	–	103
Cash flow hedge:							
– effective portion of changes in fair value, net of deferred tax	–	–	–	111	19	–	130
– transferred to profit or loss	–	–	–	–	–	–	–
– transferred to initial carrying amount of non-financial hedged items	–	–	–	(6)	–	–	(6)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	–	316	–	316
Net income recognised directly in equity	–	–	70	105	335	–	510
Profit for the year	–	–	–	–	6,842	–	6,842
Total recognised income and expense for the year	–	–	70	105	7,177	–	7,352
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	–	(3,714)	(3,714)
Interim dividend paid (see note 12(a))	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	–	(2,710)	2,710	–
Total equity at 31st December 2006	2,134	4,476	202	107	34,456	2,710	44,085

$ million	Share Capital (note 27)	Share Premium (note 28(c))	Exchange Reserve (note 28(d))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2007	**2,134**	**4,476**	**202**	**107**	**34,456**	**2,710**	**44,085**
Exchange differences on translation of:							
– financial statements of overseas subsidiaries	–	–	282	–	–	–	282
– overseas associates	–	–	171	–	–	–	171
Redesignation of available-for-sale investment as an associate (see note 17)	–	–	–	–	(79)	–	(79)
Cash flow hedge:							
– effective portion of changes in fair value, net of deferred tax	–	–	–	122	–	–	122
– transferred to profit or loss	–	–	–	–	–	–	–
– transferred to initial carrying amount of non-financial hedged items	–	–	–	3	–	–	3
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	–	20	–	20
Net income/(expense) recognised directly in equity	–	–	453	125	(59)	–	519
Profit for the year	–	–	–	–	7,448	–	7,448
Total recognised income and expense for the year	–	–	453	125	7,389	–	7,967
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	–	(2,710)	(2,710)
Interim dividend paid (see note 12(a))	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	–	(3,052)	3,052	–
Total equity at 31st December 2007	2,134	4,476	655	232	37,555	3,052	48,104

Group revenue reserves as at 31st December 2007 include the Group's share of the retained profits of its associates amounting to $1,776 million (2006 : $1,534 million).

28. Total Equity (continued)

(b) Company

$ million	Share Capital (note 27)	Share Premium (note 28(c))	Hedging Reserve (note 28(e))	Revenue Reserve (note 28(f))	Proposed/ Declared Dividend	Total Equity
Total equity at 1st January 2006	2,134	4,476	–	26,128	3,714	36,452
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	(2)	–	(2)
Net expense recognised directly in equity	–	–	–	(2)	–	(2)
Profit for the year	–	–	–	5,870	–	5,870
Total recognised income and expense for the year	–	–	–	5,868	–	5,868
Final dividend in respect of the previous year approved and paid (see note 12(b))	–	–	–	–	(3,714)	(3,714)
Interim dividend paid (see note 12(a))	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 12(a))	–	–	–	(2,710)	2,710	–
Total equity at 31st December 2006	2,134	4,476	–	28,048	2,710	37,368
Total equity at 1st January 2007	**2,134**	**4,476**	**–**	**28,048**	**2,710**	**37,368**
Cash flow hedge:						
– effective portion of changes in fair value, net of deferred tax	**–**	**–**	**5**	**–**	**–**	**5**
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	**–**	**–**	**–**	**(18)**	**–**	**(18)**
Net income/(expense) recognised directly in equity	**–**	**–**	**5**	**(18)**	**–**	**(13)**
Profit for the year	**–**	**–**	**–**	**7,552**	**–**	**7,552**
Total recognised income and expense for the year	**–**	**–**	**5**	**7,534**	**–**	**7,539**
Final dividend in respect of the previous year approved and paid (see note 12(b))	**–**	**–**	**–**	**–**	**(2,710)**	**(2,710)**
Interim dividend paid (see note 12(a))	**–**	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 12(a))	**–**	**–**	**–**	**(3,052)**	**3,052**	**–**
Total equity at 31st December 2007	**2,134**	**4,476**	**5**	**31,292**	**3,052**	**40,959**

All of the Company's revenue reserve is available for distribution to equity shareholders. After the balance sheet date, the directors proposed a final dividend of $1.43 (2006 : $1.27) per ordinary share, amounting to $3,052 million (2006 : $2,710 million). This dividend has not been recognised as a liability at the balance sheet date.

(c) Share Premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(d) Exchange Reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in these foreign operations. The reserve is dealt with in accordance with the accounting policies set out in notes 2(i)(iii) and 2(v).

(e) Hedging Reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges (net of any deferred tax effect) pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(i)(ii).

(f) Revenue Reserve

The revenue reserve comprises the accumulated profits retained by the Company and its subsidiaries and includes the Group's share of the retained profits of its associates.

(g) Capital Management

The Group's primary objectives when managing capital are:

- to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;
- to provide returns to shareholders by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost;
- to support the Group's stability and future growth; and
- to provide capital for the purpose of strengthening the Group's risk management capability.

The Group actively and regularly reviews and manages its capital structure, taking into consideration the future capital requirements of the Group and capital efficiency, forecast profitability, forecast operating cash flows, forecast capital expenditure and projected investment opportunities.

Consistent with industry practice, the Group monitors its capital structure on the basis of a net debt-to-equity ratio. For this purpose the Group defines net debt as bank overdrafts and interest-bearing borrowings (as shown in the consolidated balance sheet) less bank deposits and cash. Equity comprises all components of equity (as shown in the consolidated balance sheet).

During 2007, the Group's strategy, which was unchanged from 2006, was to control its net debt-to-equity ratio in order to secure access to finance at a reasonable cost. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

28. Total Equity (continued)

(g) Capital Management (continued)

The net debt-to-equity ratio at 31st December 2007 and 2006 was as follows:

	Group	
	2007	2006
	$ million	$ million
Bank overdrafts	**–**	4
Interest-bearing borrowings	**13,495**	14,685
Less: Bank deposits and cash	**(12,180)**	(10,462)
Net debt	**1,315**	4,227
Total equity	**48,104**	44,085
Net debt-to-equity ratio	**3%**	10%

During the current year, the Company acted as the guarantor in respect of certain loan facilities granted to its subsidiaries and an associate, and fully complied with the capital requirements under the loan facility agreements.

29. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2007	2006
	$ million	$ million
Profit before taxation	**8,759**	8,143
Adjustments for:		
Share of profits less losses of associates	**(524)**	(229)
Interest income	**(1,039)**	(724)
Dividend income from unlisted available-for-sale equity securities	**–**	(177)
Finance costs	**647**	432
Depreciation	**1,963**	1,832
Amortisation of leasehold land	**57**	55
Fixed assets written off	**22**	21
Net profit on sale of fixed assets	**(3)**	(8)
Exchange gains	**(13)**	(85)
Operating profit before changes in working capital	**9,869**	9,260
Increase in inventories	**(52)**	(53)
(Increase)/decrease in trade and other receivables	**(43)**	4
Decrease in Fuel Clause Account	**230**	513
Increase in trade and other payables	**55**	47
Increase in net employee retirement benefits	**(420)**	(32)
Cash generated from operations	**9,639**	9,739

30. Financial Instruments

The Group is exposed to credit, liquidity, interest rate and currency risks in the normal course of its businesses. The Group is also exposed to equity price risk arising from its equity investments in other entities. In accordance with the Group's treasury policy, derivative financial instruments are only used to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

(a) Credit Risk

The Group's credit risk is primarily attributable to trade and other receivables of electricity charges, bank deposits and over-the-counter derivative financial instruments entered into for hedging purposes. The Group has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables of electricity charges, The Hongkong Electric Company, Limited, a wholly-owned subsidiary company, obtains collateral in the form of security deposits from customers in accordance with the Supply Rules. The outstanding amount of deposits received from customers at 31st December 2007 was $1,585 million (2006 : $1,537 million). The credit policy is set out in note 19.

The Group has a defined minimum credit rating requirement and transaction limit for counterparties when dealing in financial derivatives or placing deposits to minimise credit exposure. The Group does not expect any counterparty to fail to meet its obligations.

The Group has no significant concentrations of credit risk in respect of trade and other receivables of electricity charges, as the five largest customers combined did not exceed 30% of the Group's total turnover.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantees given by the Group as set out in note 33, the Group has not provided any other guarantee which would expose the Group or the Company to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 33.

Disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables is set out in note 19.

30. Financial Instruments (continued)

(b) Liquidity Risk

The Group operates a central cash management system for all its subsidiaries in order to achieve a better control of risk and minimise the costs of funds. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with loan covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding to meet its liquidity requirements in the short and longer term. The Group had undrawn committed bank facilities of $7,145 million at 31st December 2007 (2006 : $5,686 million).

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payment computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay.

Group

	2007					
$ million	Carrying Amount	Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
Bank loans and other borrowings and interest accruals	13,579	(15,986)	(2,820)	(1,893)	(9,120)	(2,153)
Bank overdrafts	–	–	–	–	–	–
Trade and other payables (excluding interest accruals)	988	(988)	(988)	–	–	–
Interest rate swaps (net settled)	(119)	133	37	42	54	–
	14,448	(16,841)	(3,771)	(1,851)	(9,066)	(2,153)
Derivatives settled gross:						
Foreign exchange forward contracts held as cash flow hedging instruments (note 30(d)(i)):	(3)					
Outflow		(1,560)	(1,560)	–	–	–
Inflow		1,568	1,568	–	–	–
Other foreign exchange forward contracts (note 30(d)(ii)):	(1)					
Outflow		(189)	(187)	(2)	–	–
Inflow		190	188	2	–	–

$ million	Carrying Amount	2006 Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
Bank loans and other borrowings and interest accruals	14,784	(17,789)	(1,788)	(4,374)	(6,954)	(4,673)
Bank overdrafts	4	(4)	(4)	–	–	–
Trade and other payables (excluding interest accruals)	988	(988)	(988)	–	–	–
Interest rate and cross currency swaps (net settled)	(62)	147	25	39	83	–
	15,714	(18,634)	(2,755)	(4,335)	(6,871)	(4,673)
Derivatives settled gross:						
Foreign exchange forward contracts held as cash flow hedging instruments (note 30(d)(i)):	1					
Outflow		(140)	(136)	(4)	–	–
Inflow		138	133	5	–	–
Other foreign exchange forward contracts (note 30(d)(ii)):	(1)					
Outflow		(152)	(140)	(10)	(2)	–
Inflow		154	141	11	2	–

Company

$ million	Carrying Amount	2007 Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
Trade and other payables	**43**	**(43)**	**(43)**	**–**	**–**	**–**

$ million	Carrying Amount	2006 Total Contractual Undiscounted Cash Flows	Within 1 Year or on Demand	More than 1 Year but less than 2 Years	More than 2 Years but less than 5 Years	More than 5 Years
Trade and other payables	37	(37)	(37)	–	–	–

30. Financial Instruments (continued)

(c) Interest Rate Risk

The Group is exposed to cash flow interest rate risk on its interest-bearing assets and liabilities. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

(i) Hedging

The Group's policy is to maintain a balanced combination of fixed and variable rate debt to reduce its interest rate exposure. The Group also uses interest rate derivatives to manage the exposure in accordance with its treasury policy. At 31st December 2007, the Group had interest rate swaps with a total notional amount of $7,554 million (2006 : $5,005 million).

The Group classifies interest rate swaps as cash flow or fair value hedges and states them at fair value in accordance with the policy set out in note 2(i).

The fair values of swaps entered into by the Group at 31st December 2007 were recognised as derivative financial instrument assets and liabilities amounting to $122 million (2006 : $59 million) and $9 million (2006 : $3 million) respectively.

(ii) Interest Rate Profile

The following table details the interest rate profile of the Group's and the Company's net interest-bearing assets and liabilities at the balance sheet date, after taking into account of the effect of interest rate swaps designated as cash flow or fair value hedging instruments (see (i) above).

	Group			
	2007		2006	
	Weighted Average Interest Rate %	**$ million**	Weighted Average Interest Rate %	$ million
Net fixed rate assets/(liabilities)				
Loans to associates	**11.2**	**4,748**	11.3	4,269
Bank loans and other borrowings	**5.4**	**(7,945)**	5.6	(6,410)
		(3,197)		(2,141)
Net variable rate assets/(liabilities)				
Cash at bank and in hand	**–**	**8**	–	27
Deposits with banks and other financial institutions	**4.6**	**12,172**	4.0	10,435
Bank overdrafts	**6.8**	**–**	7.8	(4)
Bank loans and other borrowings	**4.4**	**(5,550)**	4.3	(8,275)
Customers' deposits	**1.3**	**(1,585)**	2.3	(1,537)
		5,045		646

	Company			
	2007		2006	
	Weighted Average Interest Rate %	**$ million**	Weighted Average Interest Rate %	$ million
Net variable rate assets/(liabilities)				
Deposits with banks and other financial institutions	**4.6**	**12,154**	4.0	10,417

(iii) Sensitivity Analysis

At 31st December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit for the year and revenue reserve by approximately $67 million (2006 : increase/decrease by approximately $26 million). Other components of consolidated equity would increase/decrease by approximately $6 million (2006 : increase/decrease by approximately $45 million) in response to the general increase/decrease in interest rates.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis has been performed on the same basis as for 2006.

(d) Currency Risk

(i) Committed and Forecast Transactions

The Group is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate, as well as through income from its overseas investments. The currencies giving rise to this risk are primarily United States dollars, Sterling pounds, Euros, Japanese Yen, Thai Baht, Australian dollars, Renminbi and Canadian dollars.

The Group uses forward exchange contracts to manage its foreign currency risk and classifies these as cash flow hedges. At 31st December 2007, the Group had forward exchange contracts hedging committed and forecast transactions with a net fair asset value of $8 million (2006 : $1 million liability) recognised as derivative financial instruments.

(ii) Recognised Assets and Liabilities

The net fair value of forward exchange contracts and currency swap contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at 31st December 2007 was a $1 million asset (2006 : $1 million asset) and $nil (2006 : $4 million asset) respectively recognised as derivative financial instruments.

Except for borrowings designated to hedge overseas investments (see note 30(d)(iii)), the Group's borrowings are either hedged into Hong Kong dollars or are denominated in Hong Kong dollars. Given this, the management does not expect that there would be any significant currency risk associated with the Group's borrowings.

30. Financial Instruments (continued)

(d) Currency Risk (continued)

(iii) Overseas Investments

Currency exposure arising from overseas investments is mitigated in part by funding a portion of the investment through external borrowings in the same currency as the underlying investment. The fair value of these borrowings at 31st December 2007 was $4,942 million (2006 : $3,757 million).

(iv) Exposure to Currency Risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from highly probable forecast transactions or recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

				2007				
$ million	USD	THB	JPY	AUD	EUR	GBP	RMB	CAD
Trade and other payables	34	–	454	–	–	1	–	8
Less: Trade and other receivables	(8)	(1)	(1)	–	–	–	–	–
Bank deposits and cash	(804)	(7)	(8)	–	–	(11)	–	–
Gross exposure arising from recognised assets and liabilities	(778)	(8)	445	–	–	(10)	–	8
Notional amounts of forward exchange contracts used as economic hedges	(28)	–	(301)	–	–	9	–	–
Net exposure arising from recognised assets and liabilities	(806)	(8)	144	–	–	(1)	–	8
Estimated forecast purchases (see note below)	285	–	162	–	–	1	4	–
Estimated forecast income	–	–	–	(10)	–	(4)	–	–
Gross exposure arising from forecast transactions	285	–	162	(10)	–	(3)	4	–
Notional amounts of forward exchange contracts used as cash flow hedging instruments	(224)	–	(91)	10	–	3	–	–
Net exposure arising from forecast transactions	61	–	71	–	–	–	4	–
Overall net exposure	(745)	(8)	215	–	–	(1)	4	8

$ million	USD	THB	JPY	AUD	EUR	GBP	RMB	CAD
				2006				
Trade and other payables	31	–	289	–	1	1	–	–
Less: Bank deposits and cash	–	(12)	(7)	–	–	–	–	–
Gross exposure arising from recognised assets and liabilities	31	(12)	282	–	1	1	–	–
Notional amounts of forward exchange contracts used as economic hedges	(12)	–	(235)	–	(1)	(1)	–	–
Net exposure arising from recognised assets and liabilities	19	(12)	47	–	–	–	–	–
Estimated forecast purchases (see note below)	290	–	863	–	–	1	–	–
Notional amounts of forward exchange contracts used as cash flow hedging instruments	(4)	–	(749)	–	–	–	–	–
Net exposure arising from forecast transactions	286	–	114	–	–	1	–	–
Overall net exposure	305	(12)	161	–	–	1	–	–

The forecast purchases of fuel are for one year's commitment only.

Company

$ million	USD	AUD	GBP
		2007	
Trade and other payables	–	–	–
Less: Trade and other receivables	(7)	–	–
Bank deposits and cash	(804)	–	(11)
Gross exposure arising from recognised assets and liabilities	(811)	–	(11)
Notional amounts of forward exchange contracts used as economic hedges	(18)	–	9
Net exposure arising from recognised assets and liabilities	(829)	–	(2)
Estimated forecast purchases	8	–	–
Estimated forecast income	–	(10)	(4)
Gross exposure arising from forecast transactions	8	(10)	(4)
Notional amounts of forward exchange contracts used as cash flow hedging instruments	(25)	10	4
Net exposure arising from forecast transactions	(17)	–	–
Overall net exposure	(846)	–	(2)

30. Financial Instruments (continued)

(d) Currency Risk (continued)

(v) Sensitivity Analysis

The following table indicates that a 10 percent strengthening in the following currencies against Hong Kong dollars at the balance sheet date would have increased/(decreased) the Group's profit for the year (and revenue reserve) and other components of consolidated equity.

Group

	2007		2006	
	Effect on Profit for the year and Revenue Reserve $ million	**Effect on Other Components of Equity $ million**	Effect on Profit for the year and Revenue Reserve $ million	Effect on Other Components of Equity $ million
	Increase/ (Decrease)	**Increase/ (Decrease)**	Increase/ (Decrease)	Increase/ (Decrease)
Australian dollars	**–**	**287**	–	237
Thai Baht	**–**	**28**	–	(7)
Japanese Yen	**–**	**1**	–	5
Pounds Sterling	**17**	**95**	–	–
Canadian dollars	**(5)**	**1**	–	–
Renminbi	**–**	**2**	–	–

A 10 percent weakening in the above currencies against Hong Kong dollars at the balance sheet date would have had an equal but opposite effect on the Group's profit for the year (and revenue reserve) and other components of consolidated equity.

This sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group's entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities' profit after tax and equity measured in their respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis has been performed on the same basis as for 2006.

(e) Equity Price Risk

The Group is exposed to equity price changes arising from unlisted available-for-sale equity securities which are held for strategic purposes (see note 17).

All of the Group's unlisted investments are held for long term strategic purposes. Their performance is reviewed regularly based on information available to the Group.

These unlisted investments do not have a quoted market price in an active market and are stated at cost. Any increase or decrease in impairment losses in respect of these investments would affect the Group's net profit. As at the balance sheet date, none of these unlisted investments was considered to be impaired. The review has been performed on the same basis as for 2006.

(f) Fair Value

The carrying amounts of financial instruments are estimated to approximate their fair values.

(g) Estimation of Fair Value

The following summarises the major methods and assumptions used in estimating the fair value of financial instruments.

(i) Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. Unquoted equity investments do not have a quoted market price in an active market and are measured at cost as their fair value cannot be measured reliably.

(ii) Derivatives

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of interest rate swaps and cross currency swaps is determined by discounting the future cash flows of the contracts at the current market interest and foreign exchange rates.

(iii) Interest-bearing Bank Loans and Other Borrowings

The carrying amounts of bank loans and other borrowings are estimated to approximate their fair values.

(iv) Financial Guarantees

The fair value of financial guarantees issued is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made.

31. Operating Lease

At 31st December 2007, the total future minimum lease payments by the Group under a non-cancellable equipment operating lease are payable as follows:

	Group	
	2007	2006
	$ million	$ million
Within 1 year	**62**	62
After 1 year but within 5 years	**46**	108
	108	170

During the current year, under the terms of the non-cancellable equipment operating lease agreement, the lessee exercised the option to purchase all of the equipment at the fair market value at the end of the lease.

32. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Contracted for:				
Capital expenditure	**1,106**	1,218	**–**	–
Investment in associates	**212**	309	**–**	–
Others	**6**	–	**–**	–
	1,324	1,527	**–**	–
Authorised but not contracted for:				
Capital expenditure	**8,436**	8,674	**–**	–

33. Contingent Liabilities

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Financial guarantees have been issued in respect of banking facilities available to (see note below):				
Subsidiaries	**–**	–	**4,156**	3,757
Associates	**2,482**	–	**2,482**	–
Other guarantees given in respect of:				
Subsidiaries	**10**	10	**1,130**	1,806
Others	**210**	210	**–**	–
	2,702	220	**7,768**	5,563

As at the balance sheet date, the Company has issued guarantees to banks in respect of banking facilities granted to the wholly-owned subsidiaries and an associate. The directors do not consider it probable that a claim will be made against the Company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the issued guarantees is disclosed above.

34. Material Related Party Transactions

The Group had the following material transactions with related parties during the year:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $519 million (2006 : $461 million) for the year. At 31st December 2007, the total outstanding interest bearing loan balances due from associates were $4,748 million (2006 : $4,269 million). The outstanding balances with associates are disclosed in note 16.

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the Company's Directors as disclosed in note 10(a) and the highest paid employees as disclosed in note 10(b), is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Short-term employee benefits	**63**	63	**38**	38
Post-employment benefits	**3**	3	**1**	1
	66	66	**39**	39

Total remuneration is included in "staff costs" (see note 8). At 31st December 2007, the total outstanding amount due from the key management personnel was $0.3 million (2006 : $1 million).

(c) Subsidiaries

Management fees and services fees recharged by the Company to subsidiaries amounted to $129 million (2006 : $138 million) for the year. At 31st December 2007, the outstanding balances with subsidiaries are disclosed in note 15. The transactions and balances with subsidiaries are eliminated on consolidation.

(Expressed in Hong Kong Dollars)

34. Material Related Party Transactions (continued)

(d) Other Related Parties

On 30th October 2007, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding approximately 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which CKI agreed to procure the sale and the Company agreed to procure the purchase by its subsidiary of 50% of the entire issued share capital of Stanley Power Inc. ("Stanley") as at the completion date of the Agreement ("Completion Date"). Stanley, a wholly owned subsidiary of CKI, had made an offer ("Offer") to purchase all of the outstanding units ("Units") of TransAlta Power, L.P. ("TransAlta Power") on the basis of CAD$8.38 (approximately HK$68.05) per Unit. TransAlta Power owns a 49.99% partnership interest in TransAlta Cogeneration, L.P. which in turn owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan, Canada and in a coal-fired, mine mouth generation facility in Alberta.

Pursuant to the Agreement, the consideration paid by the Company to CKI was an amount equivalent to (a) CAD$1,000,000 (approximately HK$8,120,000) being 50% of the initial capital in Stanley prior to the Completion Date plus (b) 50% of the aggregate amount of : the amount paid by Stanley for the purchase of the Units, the amount paid for the interest of the general partner of TransAlta Power in TransAlta Power and the costs of the Offer and its related transactions (but excluding any amount or costs paid with the initial share capital in Stanley), less (c) 50% of the amount outstanding on the Completion Date under the bridge facility ("Bridge Facility") obtained by Stanley for paying the costs of the acquisition of the Units. The Company also agreed to assume on the Completion Date the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis.

The Agreement and its related transactions were approved by independent shareholders (i.e. shareholders other than CKI and its associates holding shares in the Company) of the Company at an extraordinary general meeting held on 27th December 2007 and completion of the Agreement took place on 28th December 2007.

Contingent liabilities in relation to the guarantees issued in connection with this acquisition are included in note 33.

35. Substantial Shareholder of the Company

The Company is a Hong Kong listed company and the shares are widely held by the public. Cheung Kong Infrastructure Holdings Limited currently holds approximately 38.87% of the issued share capital of the Company and is a substantial shareholder of the Company.

36. Critical Accounting Estimates and Judgements

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operating results. Some of the accounting policies require the Group to apply estimates and judgements, on matters that are inherently uncertain. In addition to notes 26 and 30 which contain information about the assumptions and their risk factors relating to valuation of defined benefit retirement obligations and financial instruments, certain critical accounting judgements in applying the Group's accounting policies are described below.

(a) Depreciation and amortisation

Fixed assets are depreciated on a straight-line basis over their estimated useful lives, after taking into account the estimated residual value. The Group reviews annually the useful life of an asset and its residual value, if any. Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the shorter of the estimated useful lives of the leased assets and the lease term. Both the period and methods of amortisation are reviewed annually. The depreciation and amortisation expenses for future periods are adjusted if there are significant changes from previous estimates.

(b) Impairment

In considering the impairment losses that may be required for the Group's assets which include available-for-sale securities and fixed assets, the recoverable amount of the asset needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which require significant judgement. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount.

Any increase or decrease in the above impairment loss would affect the net profit in future years.

37. Possible Impact of Amendments, New Standards and Interpretations Issued but not yet effective for the Year Ended 31st December 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HK(IFRIC) Interpretation 12	Service Concession Arrangements	1st January 2008

38. Comparative Figures

As a result of adopting HKFRS 7, Financial instruments: Disclosures, and the amendments to HKAS 1, Presentation of financial statements: Capital disclosures, certain comparative figures have been adjusted to conform with changes in disclosure in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details are disclosed in note 3.

(Expressed in Hong Kong Dollars)

Appendix 1
Segment Information

(a) Business Segments

For the year ended 31st December

	Sales of Electricity		Infrastructure Investments		Unallocated & Other Items		Consolidated	
$ million	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Revenue								
Group turnover	**12,478**	12,139	**–**	–	**46**	42	**12,524**	12,181
Other revenue	**426**	26	**46**	78	**36**	216	**508**	320
Segment revenue	**12,904**	12,165	**46**	78	**82**	258	**13,032**	12,501
Result								
Segment result	**7,858**	7,347	**46**	78	**(74)**	185	**7,830**	7,610
Interest income	**–**	–	**519**	461	**520**	263	**1,039**	724
Finance costs	**(369)**	(186)	**(265)**	(234)	**–**	–	**(634)**	(420)
Operating profit	**7,489**	7,161	**300**	305	**446**	448	**8,235**	7,914
Share of profits less losses of associates	**–**	–	**523**	228	**1**	1	**524**	229
Profit before taxation	**7,489**	7,161	**823**	533	**447**	449	**8,759**	8,143
Income tax	**(1,290)**	(1,286)	**(1)**	(2)	**(5)**	(13)	**(1,296)**	(1,301)
Profit after taxation	**6,199**	5,875	**822**	531	**442**	436	**7,463**	6,842
Scheme of Control transfers	**(15)**	–	**–**	–	**–**	–	**(15)**	–
Profit attributable to equity shareholders	**6,184**	5,875	**822**	531	**442**	436	**7,448**	6,842
At 31st December								
Assets								
Segment assets	**49,107**	49,209	**183**	1,733	**134**	36	**49,424**	50,978
Interest in associates	**–**	–	**9,062**	6,329	**9**	10	**9,071**	6,339
Bank deposits and cash	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
Consolidated total assets	**49,107**	49,209	**9,245**	8,062	**12,323**	10,508	**70,675**	67,779
Liabilities								
Segment liabilities	**2,848**	2,743	**118**	150	**227**	129	**3,193**	3,022
Current and deferred taxation	**5,836**	5,972	**19**	1	**13**	10	**5,868**	5,983
Interest-bearing borrowings	**8,559**	10,937	**4,936**	3,751	**–**	1	**13,495**	14,689
Rate Reduction Reserve	**1**	–	**–**	–	**–**	–	**1**	–
Development Fund	**14**	–	**–**	–	**–**	–	**14**	–
Consolidated total liabilities	**17,258**	19,652	**5,073**	3,902	**240**	140	**22,571**	23,694
Other information								
Capital expenditure	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
Depreciation and amortisation	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

(b) Geographical Segments

For the year ended 31st December

$ million	Hong Kong 2007	Hong Kong 2006	Australia 2007	Australia 2006	Unallocated & Other Items 2007	Unallocated & Other Items 2006	Consolidated 2007	Consolidated 2006
Revenue								
Group turnover	**12,503**	12,166	**–**	–	**21**	15	**12,524**	12,181
Other revenue	**460**	65	**46**	78	**2**	177	**508**	320
Segment revenue	**12,963**	12,231	**46**	78	**23**	192	**13,032**	12,501
Result								
Segment result	**7,885**	7,394	**45**	82	**(100)**	134	**7,830**	7,610
Interest income	**520**	263	**519**	460	**–**	1	**1,039**	724
Finance costs	**(369)**	(186)	**(257)**	(234)	**(8)**	–	**(634)**	(420)
Operating profit	**8,036**	7,471	**307**	308	**(108)**	135	**8,235**	7,914
Share of profits less losses of associates	**1**	1	**327**	254	**196**	(26)	**524**	229
Profit before taxation	**8,037**	7,472	**634**	562	**88**	109	**8,759**	8,143
Income tax	**(1,295)**	(1,299)	**(2)**	(2)	**1**	–	**(1,296)**	(1,301)
Profit after taxation	**6,742**	6,173	**632**	560	**89**	109	**7,463**	6,842
Scheme of Control transfers	**(15)**	–	**–**	–	**–**	–	**(15)**	–
Profit attributable to equity shareholders	**6,727**	6,173	**632**	560	**89**	109	**7,448**	6,842
At 31st December								
Assets								
Segment assets	**49,220**	49,234	**115**	46	**89**	1,698	**49,424**	50,978
Interest in associates	**9**	10	**7,030**	6,254	**2,032**	75	**9,071**	6,339
Bank deposits and cash	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
Consolidated total assets	**49,229**	49,244	**7,145**	6,300	**14,301**	12,235	**70,675**	67,779
Other information								
Capital expenditure	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
Depreciation and amortisation	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

Appendix 2
Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2007 which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of Company	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$1,000 million Hong Kong dollar notes (see note 23)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Dunway Investment Limited	US$1	100	British Virgin Islands	Investment
Coty Limited	US$1	100	British Virgin Islands	Investment holding
Bonlink Investment Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric International Limited	US$50,000	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1 and HK$2,400 million Hong Kong dollar notes (see note 23)	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Ltd	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Ltd	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding
HEI Electricity Distribution (Malaysian) Limited	US$100	100*	Malaysia	Investment holding
Kentson Limited	US$1	100*	British Virgin Islands	Investment holding
Alpha Central Profits Limited	US$1	100*	British Virgin Islands	Investment holding
Beta Central Profits Limited	GBP63,772,525	100*	United Kingdom	Investment holding
HKE Fund Management Limited S.à r.l.	EUR12,500	100*	Luxembourg	Investment holding
HEI China Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric Yunnan Dali Wind Power Company Limited	HK$1	100*	Hong Kong	Investment holding
Dako International Limited	US$1	100*	British Virgin Islands	Investment holding
More Advance Development Limited	HK$10,000	100*	Hong Kong	Investment holding
HEI Tap Limited S. A.	CAD$1,050,000	100*	Belgium	Investment holding

* *Indirectly held*

Appendix 3
Principal Associates

The following list contains only the particulars of associates as at 31st December 2007 which principally affected the results or assets of the Group:

Name of Associate	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
CKI Spark Holdings No. One Limited (see note (a) below)	AUD303,146,236	54.76%	Bahamas/Australia	Electricity distribution
CKI Spark Holdings No. Two Limited (see note (b) below)	AUD498,038,537	54.76%	Bahamas/Australia	Electricity distribution
Hong Kong Telecommunication Holdings (Malaysian) Limited (see note (c) below)	USD150	33.33%	Malaysia	Investment holding
Ratchaburi Power Company, Limited (see note (d) below)	THB5,370,000,000	25%	Thailand	Electricity generation and supply
Northern Gas Networks Holdings Limited (see note (e) below)	GBP571,670,980	19.9%	United Kingdom	Gas distribution
Stanley Power Inc. (see note (f) below)	CAD$2,000,000	50%	Canada	Electricity generation
Huaneng Hongkong Electric Dali Wind Power Company Limited (see note (g) below)	RMB188,140,000	45%	People's Republic of China	Electricity generation

Notes:

(a) *CKI Spark Holdings No. One Limited holds a 51% attributable interest in CHEDHA Holdings Pty Limited ("CHEDHAH"). CHEDHAH is the holding company of Powercor and CitiPower. Powercor operates and manages an electricity distribution business in the State of Victoria, Australia. CitiPower, which is similar to Powercor, is one of five electricity distributors in the State of Victoria, Australia. The Group holds 54.76% of CKI Spark Holdings No. One Limited but the Group does not have effective control over it and, therefore, it has been accounted for as an associate.*

(b) *CKI Spark Holdings No. Two Limited holds a 51% attributable interest in ETSA Utilities Partnership ("ETSA"). ETSA is an unincorporated body and operates and manages the electricity distribution business in the State of South Australia. The Group holds 54.76% of CKI Spark Holdings No. Two Limited but the Group does not have effective control over it and, therefore, it has been accounted for as an associate.*

(c) *Hong Kong Telecommunication Holdings (Malaysian) Limited through its wholly-owned subsidiary holds certain telecommunication assets in Australia.*

(d) *Ratchaburi Power Company, Limited is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand.*

(e) *Northern Gas Networks Holdings Limited ("NGN") operates a gas distribution network in the North of England. The directors consider that the Group is able to exercise significant influence over the financial and operating policy decisions of NGN and, accordingly, it is accounted for as an associate.*

(f) *Stanley Power Inc. indirectly holds a 49.99% partnership interest in TransAlta Cogeneration L.P.. TransAlta Cogeneration L.P. owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta, Canada.*

(g) *Huaneng Hongkong Electric Dali Wind Power Company Limited is engaged in the wind power development, operate, management and supply of electricity in the People's Republic of China.*

Five-year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	**2007**	2006	2005	2004	2003
Turnover	**12,524**	12,181	11,622	11,407	11,250
Operating profit	**8,235**	7,914	7,167	7,017	7,394
Profit on disposal of interest in associates	**–**	–	1,560	–	–
Share of profits less losses of associates	**524**	229	1,050	419	71
Profit before taxation	**8,759**	8,143	9,777	7,436	7,465
Income tax	**(1,296)**	(1,301)	(1,215)	(1,180)	(1,598)
Profit after taxation	**7,463**	6,842	8,562	6,256	5,867
Scheme of Control transfers	**(15)**	–	–	–	133
Profit attributable to equity shareholders	**7,448**	6,842	8,562	6,256	6,000

Five-Year Group Balance Sheet

HK$ million	**2007**	2006	2005	2004	2003
Fixed assets	**46,058**	46,496	46,258	45,276	45,024
Interest in associates	**9,071**	6,339	5,780	8,914	8,175
Other non-current financial assets	**66**	1,687	1,682	39	7
Other non-current assets	**1,228**	626	213	296	236
Net current assets/(liabilities)	**10,566**	9,892	5,525	1,242	(845)
Total assets less current liabilities	**66,989**	65,040	59,458	55,767	52,597
Non-current liabilities	**(18,870)**	(20,955)	(17,773)	(18,195)	(17,531)
Rate Reduction Reserve	**(1)**	–	–	–	(5)
Development Fund	**(14)**	–	–	–	–
Net assets	**48,104**	44,085	41,685	37,572	35,061
Share capital	**2,134**	2,134	2,134	2,134	2,134
Reserves	**45,970**	41,951	39,551	35,438	32,927
Capital and reserves	**48,104**	44,085	41,685	37,572	35,061

Note:

In 2005, the Group adopted a number of new and revised HKFRSs issued by the HKICPA as part of its ongoing programme to align HKFRSs with International Accounting Standards. Under the transitional arrangements, a number of the new standards were adopted prospectively, such as HKAS 32, Financial instruments: Disclosure and Presentation and HKAS 39, Financial instruments: Recognition and measurement and Amendments to HKAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, whilst others such as HKAS 28, Investments in Associates were adopted retrospectively. In the above analysis, the figures for 2004 and earlier years have only been restated to the extent that the new accounting policies were adopted retrospectively.

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party had the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. The Permitted Return is determined after any excess capacity adjustment, in accordance with the Annex to the SOC. An excess capacity adjustment of HK$39 million was made in 2007. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, each year 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, the purpose of which is to rebate electricity charges to customers.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2007**	2006	2005	2004	2003	2002	2001	2000	1999	1998
Sales of electricity	**12,452**	12,326	12,310	11,442	11,263	11,522	10,911	10,543	9,577	9,627
Transfer from/(to) Fuel Clause Account	**413**	15	119	(443)	(726)	(724)	(740)	(801)	(745)	(623)
Other Scheme of Control revenue	**455**	42	56	51	66	56	59	54	64	62
Gross tariff revenue	**13,320**	12,383	12,485	11,050	10,603	10,854	10,230	9,796	8,896	9,066
Fuel costs	**(2,167)**	(1,780)	(1,887)	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)
Operating costs	**(1,260)**	(1,155)	(1,190)	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)
Interest	**(369)**	(186)	(128)	(83)	(195)	(196)	(359)	(590)	(648)	(778)
Depreciation	**(2,025)**	(1,892)	(1,832)	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)
Profit on disposal of fixed assets	**–**	–	–	–	317	–	–	–	–	–
Net revenue before taxation	**7,499**	7,370	7,448	6,751	7,042	7,182	6,534	6,090	5,260	5,178
Scheme of Control taxation	**(1,331)**	(1,453)	(1,314)	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)
Net revenue after taxation	**6,168**	5,917	6,134	5,584	5,849	6,048	5,524	5,228	4,513	4,356
Interest on borrowed capital	**307**	285	181	128	218	329	524	775	790	867
Interest on incremental customers' deposits	**9**	9	3	–	–	–	3	3	1	–
Scheme of Control net revenue	**6,484**	6,211	6,318	5,712	6,067	6,377	6,051	6,006	5,304	5,223
Transfer (to)/from Development Fund	**(14)**	–	–	–	139	(1)	111	(160)	251	(2)
Shortfall in Development Fund	**–**	487	288	869	228	–	–	–	–	–
Permitted return	**6,470**	6,698	6,606	6,581	6,434	6,376	6,162	5,846	5,555	5,221
Shortfall in Development Fund	**–**	(487)	(288)	(869)	(228)	–	–	–	–	–
Interest on borrowed capital	**(307)**	(285)	(181)	(128)	(218)	(329)	(524)	(775)	(790)	(867)
Interest on incremental customers' deposits	**(9)**	(9)	(3)	–	–	–	(3)	(3)	(1)	–
Transfer to Rate Reduction Reserve	**(1)**	–	–	–	(6)	(11)	(15)	(14)	(17)	(27)
Net return	**6,153**	5,917	6,134	5,584	5,982	6,036	5,620	5,054	4,747	4,327

Ten-Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2007**	2006	2005	2004	2003	2002	2001	2000	1999	1998
Non-current assets										
Fixed assets	**46,123**	46,565	46,331	45,353	45,104	45,287	44,045	41,688	39,761	37,750
Employee retirement benefit assets	**1,033**	539	159	277	220	212	–	–	–	–
Derivative financial instruments	**8**	1	29	–	–	–	–	–	–	–
	47,164	47,105	46,519	45,630	45,324	45,499	44,045	41,688	39,761	37,750
Current assets										
Coal, fuel oil and liquefied natural gas	**255**	204	164	189	86	120	138	100	142	135
Stores and materials	**281**	278	281	275	281	292	301	299	309	291
Fuel Clause Account	**336**	566	1,079	1,197	1,147	1,235	1,216	981	262	186
Trade and other receivables	**1,071**	1,056	1,013	1,049	1,018	1,039	664	633	641	525
Cash and bank balances	**4**	21	2	7	3	2	5	12	9	–
	1,947	2,125	2,539	2,717	2,535	2,688	2,324	2,025	1,363	1,137
Current liabilities										
Bank loans and other borrowings	**(1,405)**	(3,735)	(4,398)	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)
Trade and other payables	**(860)**	(898)	(842)	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)
Current taxation	**(410)**	(540)	(220)	(229)	(301)	(419)	(792)	(209)	(227)	(179)
	(2,675)	(5,173)	(5,460)	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)
Net current liabilities	**(728)**	(3,048)	(2,921)	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)
Total assets less current liabilities	**46,436**	44,057	43,598	39,573	38,278	37,260	35,775	35,420	33,038	31,223
Non-current liabilities										
Bank loans and other borrowings	**(9,796)**	(9,845)	(6,936)	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)
Deferred creditors	**–**	–	(52)	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)
Customers' deposits	**(1,585)**	(1,537)	(1,508)	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)
Employee retirement benefit liabilities	**(423)**	(307)	(268)	(79)	(68)	(57)	–	–	–	–
Deferred tax liabilities *(Note 4)*	**(5,426)**	(5,432)	(5,382)	(5,236)	(5,105)	(4,599)	–	–	–	–
Derivative financial instruments	**(7)**	(1)	(5)	–	–	–	–	–	–	–
	(17,237)	(17,122)	(14,151)	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)
Rate Reduction Reserve *(Note 1)*	**(1)**	–	–	–	(5)	(10)	(9)	(14)	(21)	(62)
Development Fund *(Note 2)*	**(14)**	–	–	–	–	(139)	(138)	(249)	(89)	(340)
Net Assets	**29,184**	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	**6**	4	–	–	–	937	2,460	2,201	1,975	1,724
Hedging reserves	**(6)**	(4)	3	–	–	–	–	–	–	–
Proposed dividend	**4,928**	4,878	3,882	4,244	5,200	1,903	4,311	3,917	3,945	3,518
	7,339	7,289	6,296	6,655	7,611	5,251	9,182	8,529	8,331	7,653
Loan capital	**21,845**	19,646	23,151	21,324	19,490	17,587	15,924	14,385	12,868	11,557
	29,184	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) Up to 2001, these reserves include a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment was required to be retained within The Hongkong Electric Company, Limited ("HEC") until such time as it may be required to pay the tax. Starting from 2002 following the implementation of Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes", a deferred tax liability has been recognised on HEC's balance sheet and this Scheme of Control tax adjustment is no longer considered necessary.

(4) Hong Kong Statement of Standard Accounting Practice No.12 (revised) "Income Taxes" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Ten-Year Operating Statistics

The Hongkong Electric Company, Limited

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Units Sold (Millions of kWh)										
Commercial	**8,109**	7,984	7,866	7,781	7,596	7,709	7,456	7,141	6,875	6,781
Domestic	**2,394**	2,372	2,445	2,332	2,346	2,443	2,359	2,346	2,288	2,448
Industrial	**388**	417	444	480	471	490	496	505	490	464
Total (Millions of kWh) *(Note 1)*	**10,891**	10,773	10,755	10,593	10,413	10,642	10,311	9,992	9,653	9,693
Annual Increase (%)	**1.1**	0.2	1.5	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8
Average Net Tariff (Cents per kWh)										
Basic Tariff	**114.3**	114.4	114.9	108.5	108.5	108.5	105.7	105.7	99.4	99.4
Fuel Clause Surcharge/(Rebate)	**5.9**	4.9	2.2	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)
Special Rebate	**–**	(1.9)	(7.1)	(1.0)	(1.0)	–	–	–	–	–
Rate Reduction Rebate	**–**	–	–	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)
Net Tariff (Cents per kWh)	**120.2**	117.4	110.0	103.3	101.3	101.3	96.2	90.3	90.3	90.3
				(Note 2)	*(Note 3)*					
Number of Customers (000's)	**561**	559	556	552	547	544	536	526	519	513
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	920	920	920	920	920	805	805	805	805
Coal-fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Gas-fired Combined Cycle Unit	**335**	335	–	–	–	–	–	–	–	–
Wind Turbine	**1**	1	1	–	–	–	–	–	–	–
Total (MW)	**3,756**	3,756	3,421	3,420	3,420	3,420	3,305	3,305	3,305	3,305
System Maximum Demand (MW)	**2,552**	2,597	2,565	2,588	2,440	2,436	2,516	2,417	2,343	2,316
Annual Increase (%)	**(1.7)**	1.2	(0.9)	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0
Annual Load Factor (%)	**54.8**	53.6	54.3	52.9	55.3	55.2	53.0	53.5	53.4	54.2
Thermal Efficiency (%)	**36.4**	35.5	35.1	35.3	35.3	35.4	35.5	35.6	35.8	35.9
Coal-fired Plant Availability (%)	**86.0**	86.0	88.5	87.6	87.0	88.2	87.9	84.3	87.1	89.2
Number of Switching Stations	**23**	23	23	22	23	22	20	20	20	18
Number of Zone Substations	**26**	26	26	26	28	26	25	25	25	23
Number of Consumer Substations	**3,632**	3,617	3,597	3,570	3,531	3,487	3,444	3,391	3,309	3,230
Number of Employees	**1,857**	1,907	1,965	2,022	2,092	2,168	2,277	2,325	2,403	2,490
Capital Expenditure (HK$ Million)	**1,747**	2,307	3,006	2,248	2,106	3,145	4,133	3,549	3,622	4,248

Notes:

(1) 2002 included a one-off adjustment arising from a change in the recognition of electricity units sold during the year.

(2) Applicable from April 2004 to December 2004.

(3) Applicable from January 2003 to March 2004.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2008 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 2nd April 2008

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 8th May 2008 to Thursday, 15th May 2008, both days inclusive. To qualify for the final dividend and the right to attend and vote at the Meeting (or any adjournment thereof), all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th May 2008.

(4) Regarding Resolution 3 above, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. George Colin Magnus, will retire under Article 116 of the Company's Articles of Association, while Mr. Yuen Sui-see will retire under Article 99 of the Company's Articles of Association, and, being eligible, will offer themselves for re-election at the Meeting. Particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are set out in Appendix II to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company. The general mandate is being sought from members in compliance with the Companies Ordinance and the Listing Rules.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2007 annual report.

Corporate Information

BOARD OF DIRECTORS

Executive Directors	Canning Fok Kin-ning *(Chairman)* Tso Kai-sum *(Group Managing Director)* Susan Chow Woo Mo-fong* Andrew John Hunter Kam Hing-lam Francis Lee Lan-yee *(Director & General Manager (Engineering))* Victor Li Tzar-kuoi Neil Douglas McGee *(Group Finance Director)* Frank John Sixt Wan Chi-tin *(Director of Engineering (Planning & Development))* Yuen Sui-see *(Director of Operations)* Chan Loi-shun *(Alternate Director to Kam Hing-lam)*
Non-executive Directors	Ronald Joseph Arculli George Colin Magnus
Independent Non-executive Directors	Holger Kluge Ralph Raymond Shea Wong Chung-hin

* *Also Alternate Director to Canning Fok Kin-ning and Frank John Sixt*

AUDIT COMMITTEE	Wong Chung-hin *(Chairman)* Ronald Joseph Arculli Holger Kluge Ralph Raymond Shea
REMUNERATION COMMITTEE	Canning Fok Kin-ning *(Chairman)* Ralph Raymond Shea Wong Chung-hin
COMPANY SECRETARY	Lillian Wong
REGISTERED OFFICE	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone : 2843 3111 Facsimile : 2537 1013 E-mail : mail@heh.com Website : www.heh.com
BANKER	The Hongkong and Shanghai Banking Corporation Limited
SOLICITORS	Johnson Stokes & Master
AUDITORS	KPMG
SHARE REGISTRAR	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
ADR DEPOSITARY	Citibank, N.A. Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

Financial Calendar

Half-year results	announced on 9th August 2007
Full-year results	announced on 6th March 2008
Annual Report	posted to shareholders on or before 3rd April 2008
Share register closed	8th May 2008 to 15th May 2008
Annual General Meeting	to be held on 15th May 2008
Dividends per share	
Interim: HK$0.58	paid on 21st September 2007
Final: HK$1.43	payable on 16th May 2008

港燈
HK Electric

This report is printed on environmentally friendly paper.

港燈
HK Electric

(股份代號：0006)

2007

香港電燈集團有限公司


2008




集團在展望
二零零八年及
未來發展的
同時，重申對
客戶、股東及僱員
的承諾。

延續對香港的承諾

自一八九零年以來，港燈一直竭力為客戶提供安全可靠的電力供應。市民不論在公餘時欣賞電影或危急時接受醫療服務，港燈都在背後支持。能夠有機會為香港的成長及發展出一分力，我們深感自豪。

今日，我們持續對香港社會的貢獻。不論是向年青一代推廣環保意識、開發更多可再生能源、或是鼓勵年長一輩終身學習，港燈都不遺餘力，竭誠推動香港邁步向前。

在新管制計劃協議下，港燈將繼續為香港的繁榮努力，照顧客戶、股東、僱員及社會大眾的利益。





香港電燈集團有限公司(港燈集團)是香港電燈有限公司(港燈)、港燈國際有限公司(港燈國際)及港燈協聯工程有限公司(協聯)的控股公司。

港燈成立於一八八九年,是港燈集團主要的營運公司,負責發電、輸電及配電予香港島及南丫島。

港燈國際成立於一九九七年,是港燈集團的國際投資公司,港燈國際於澳洲、泰國、加拿大及英國擁有多項電力相關業務。

協聯成立於一九七五年,是港燈集團的全資附屬公司,專為電力供應業提供工程顧問服務。

港燈集團是香港聯合交易所上市公司,為香港恒生指數四十三隻成份股之一。

香港電燈集團有限公司(港燈集團)是香港電燈有限公司(港燈)、港燈國際有限公司(港燈國際)及港燈協聯工程有限公司(協聯)的控股公司。

港燈成立於一八八九年，是港燈集團主要的營運公司，負責發電、輸電及配電予香港島及南丫島。

港燈國際成立於一九九七年，是港燈集團的國際投資公司，港燈國際於澳洲、泰國、加拿大及英國擁有多項電力相關業務。

協聯成立於一九七五年，是港燈集團的全資附屬公司，專為電力供應業提供工程顧問服務。

港燈集團是香港聯合交易所上市公司，為香港恒生指數四十三隻成份股之一。

財務概要

港幣百萬元	2007	2006	2005	2004	2003
營業額	**12,524**	12,181	11,622	11,407	11,250
股東應佔溢利	**7,448**	6,842	8,562	6,256	6,000
股息	**4,290**	3,948	4,952	3,778	3,650
固定資產	**46,058**	46,496	46,258	45,276	45,024
股東權益	**48,104**	44,085	41,685	37,572	35,061
港元					
每股溢利	**3.49**	3.21	4.01	2.93	2.81
每股股息					
普通	**2.01**	1.85	1.59	1.77	1.71
特別	–	–	0.73	–	–

股東應佔溢利(港幣百萬元)


10000
8000
6000
4000
2000
0
6,000
6,256
8,562
1,560
7,002
6,842
7,448
2003
2004
2005
2006
2007
非經常溢利

固定資產(港幣百萬元)


50000
40000
30000
20000
10000
0
45,024
45,276
46,258
46,496
46,058
2003
2004
2005
2006
2007

營業額(港幣百萬元)


15000
12000
9000
6000
3000
0
11,250
11,407
11,622
12,181
12,524
2003
2004
2005
2006
2007

每股股息(港元)


2.5
2.0
1.5
1.0
0.5
0.0
1.71
1.77
2.32
0.73
1.59
1.85
2.01
2003
2004
2005
2006
2007
特別

董事局主席報告



主席
霍建寧

於二零零七年，集團的香港業務及國際業務均取得進展，並於二零零八年一月初為香港電力業務簽訂新的管制計劃協議。

為期十年的新管制計劃協議由香港電燈有限公司（港燈）與香港政府簽訂，於二零零九年一月一日起生效，政府可選擇將協議續期五年。根據該協議，港燈的准許利潤水平訂為扣除可再生能源資產外的固定資產平均淨值的百分之九點九九，而投資在可再生能源的准許回報則訂為百分之十一。新管制計劃協議亦載有條款以鼓勵減排、提升能源效益、改善營運表現及提高服務質素，以及促進使用可再生能源。在現時的規管環境下，新管制計劃協議能有效平衡客戶及股東的利益：客戶可在合理價格下得到可靠及穩定的電力供應，而明確的機制及穩定的長遠規管架構，可使股東的權益得到保障。

集團在香港以外的國際業務表現卓越，二零零七年的業績較二零零六年為佳。集團繼續加強香港以外地區的投資，於二零零七年十二月收購加拿大六間發電廠的部份權益，該六間發電廠的總發電容量達一千三百五十二兆瓦。

董事局主席報告

業績

集團截至二零零七年十二月三十一日止年度經審核除稅後綜合淨溢利為港幣七十四億四千八百萬元(二零零六年：港幣六十八億四千二百萬元)，增加百分之八點九。集團的香港業務溢利為港幣六十七億二千七百萬元(二零零六年：港幣六十一億七千三百萬元)。港燈售電量增加、加上二零零七年並無特別回扣以及利息收入上升等因素令香港業務的溢利在年內有所上升。集團的國際業務溢利為港幣七億二千一百萬元(二零零六年：港幣六億六千九百萬元)。國際業務溢利在二零零七年上升，主要是由於澳洲電力業務溢利上升所致。

末期股息

董事局將建議派發末期息每股港幣一元四角三分。股息將於二零零八年五月十六日派發予二零零八年五月十五日已登記為股東的股份持有人。連同中期股息每股港幣五角八分，全年股息為每股港幣二元零一分(二零零六年：每股港幣一元八角五分)。

香港業務

二零零七年的售電量增長百分之一點一，而二零零六年的增長為百分之零點二。年內，住宅客戶及商業客戶人數輕微增加，但工業客戶數目則繼續減少。二零零七年的最高用電需求為二千五百五十二兆瓦，而二零零六年的最高用電需求為二千五百九十七兆瓦。

港燈首台燃氣聯合循環機組，即第九號機組，已於二零零六年十月投產。該機組於二零零七年所生產的電力，佔南丫發電廠百分之十七發電量，有助降低發電廠的排放量。發電廠透過一條長達九十二公里的海底氣體管道，連接位於深圳的廣東大鵬液化天然氣接收站，為第九號機組提供天然氣。至於佔南丫發電廠主要發電量的燃煤機組，於二零零七年表現理想。

二零零七年，南丫島上容量為八百千瓦的南丫風采發電站及其附設的展覽中心繼續廣受歡迎。

燃煤及天然氣價格高企繼續在二零零七年為燃料成本帶來壓力，預期影響將持續至二零零八年。為減低燃煤成本高企所帶來的影響，公司於年內將繼續採購及採用多種燃煤。

南丫發電廠的減排計劃於二零零七年進展良好。為第四號及第五號燃煤機組加裝煙氣脫硫裝置和低氮氧化物系統的土木建設工程經已展開。為第二號燃煤機組加裝煙氣脫硫裝置的環境許可證經已發出，而供應煙氣脫硫裝置的合約亦已批出。將GT57號燃油聯合循環機組改裝為燃氣機組的工程也大致完成。預計到二零一零年底，南丫發電廠逾百分之九十五的發電量將由燃氣機組，以及加裝有煙氣脫硫裝置及低氮氧化物燃燒器的燃煤機組所提供，可減低排放量以達到香港政府的減排目標。

隨著香港電力行業邁向新的規管架構，公司計劃檢討南丫發電廠的發電容量組合，以持續減低發電廠的排放量。這個組合包括燃煤機組，其中數台機組的使用期限將於未來十年屆滿、燃氣機組、燃油機組及可再生能源設施。該檢討工作還包括為計劃興建大約一百兆瓦的離岸風場進行可能性評估。為此，公司已開始進行海上交通影響評估及環境影響評估研究，預期於二零零九年初完成。

港燈二零零七年的供電可靠程度維持在99.999%以上的水平，超過公司承諾的服務標準。該項世界級的供電可靠程度自一九九七年以來一直維持。年內，公司

致力改善服務水平，並就輸配電資產的可靠程度及安全性進行了一項網絡可靠程度及運作檢討。

於二零零七年，公司繼續積極參與環保及社區活動。以可靠電力為主題的智「惜」用電計劃2006/2007圓滿結束，參與的人數更突破以往紀錄，而以可持續生活態度及節約能源為主題的智「惜」用電計劃2007/2008亦已於二零零七年十一月推出。港燈清新能源基金於二零零七年繼續推廣可再生能源的應用。港燈義工隊於二零零七年七月慶祝成立三週年，現有逾七百五十名成員。二零零七年的義工活動集中於關懷長者及社會上有需要人士，以及改善環境這兩方面。港燈百週年紀念基金繼續為中學生提供獎學金並為長者自務學習中心提供資助。

國際業務

澳洲方面，公司的配電業務於二零零七年表現理想，南澳洲的ETSA Utilities和維多利亞省的Powercor及CitiPower均錄得收入上升，並達到營運目標，而可靠程度亦有助提升客戶服務。

英國方面，位於英格蘭北部經營配氣網絡的Northern Gas Networks (NGN)業績較二零零六年為佳。由英國氣體及電力監管機構最近進行的獨立基準評審顯示，NGN獲評定為英國氣體業中效率最高的網絡，為業界定下效率指標。NGN最近完成二零零八年至二零一三年規管期的電價檢討，集團認為檢討結果可以接受，將為NGN在新規管期內帶來滿意回報。

泰國方面，位於叻丕府的一千四百兆瓦燃氣發電廠之建設工程接近完成，首台七百兆瓦的機組預期於二零零八年三月投入商業營運，而第二台機組則預計於同年六月投入營運。

加拿大方面，收購Stanley Power Inc.百分之五十權益已於二零零七年底完成。Stanley Power擁有TransAlta Cogeneration L.P.百分之四十九點九九權益。TransAlta Cogeneration擁有位於加拿大亞爾伯達省、薩斯喀徹溫及安大略省三個省份的六家發電廠的權益，按持股量計算的總發電量為八百一十兆瓦，當中五家發電廠為燃氣發電廠，一家為燃煤發電廠。

展望

隨著香港由工業為本的發展中經濟體系，轉型至以服務業為本的已發展經濟體系及國際金融中心，管制計劃協議一直確保香港的電力基建獲得所必需的投資。新管制計劃協議簽訂後，香港電力行業近年出現的不明朗因素已大致消除，公司現可專注為未來規劃，繼續為香港的經濟發展作出貢獻。

國際業務方面，公司將繼續物色投資機會，以增加集團在香港以外業務所佔的溢利比例。

余立仁先生於二零零八年初辭任董事一職，本人謹代表董事局感謝余先生過去四十年為公司服務所作的貢獻。

本人亦謹此感謝各董事於二零零七年作出的寶貴貢獻，以及管理層及全體員工在年內忠誠且孜孜不倦地為公司服務。

主席

霍建寧

香港，二零零八年三月六日

一年概覽


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Customer Relationship Excellence Awards 2006

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01 **一月**

與政府就珠江三角洲火力發電廠的排污交易試驗計劃達成共識。

02 **二月**

第四號及第五號機組加裝煙氣脱硫裝置進行打樁及土木工程。

03 **三月**

再多七間長者服務機構加入第三齡學苑網絡，提倡終身學習。

04 **四月**

清新能源基金公開申請，支持學界研究及應用可再生能源。

05 **五月**

在兩年一度的HOFEX國際食品餐飲大展上推廣電能煮食。

06 **六月**

成立特別工作小組，確保電力供應在香港特區成立十週年慶祝活動上百分百可靠。

07 **七月**

獲亞太顧客服務協會頒發最佳技術運用獎。

08 **八月**

超過二萬五千人參加智「惜」用電計劃中多項活動。

09 **九月**

港燈家政中心新烹飪教室落成啟用，推廣電能煮食及時尚生活。

10 **十月**

與長江基建就收購TransAlta Power達成協議。

11 **十一月**

廣泛使用零火警風險的變壓器令公司贏得企業環保實踐創意獎。

12 **十二月**

與政府就簽訂新的管制計劃協議進入最後商議階段。

集團董事總經理報告



集團董事總經理
曹榮森

儘管港燈在二零零七年面對不少轉變，但我們仍致力秉持對客戶及社會大眾的承諾。年內，天然氣和燃煤價格急升；客戶、監管機構、股東及市民對環境保護越益重視；新的管制計劃協議更將在未來至少十年主導公司在本港的業務。以上轉變對我們的業務均影響深遠，但卻不會動搖我們的承諾。公司將繼續以合理的價格，為客戶提供安全可靠的世界級電力服務，並將對環境的影響減至最低。

自一八九零年燃亮全港第一枚街燈開始，我們便一直致力為香港市民及各行各業帶來便捷及現代化的生活，促進社會繁榮。不管現在或未來，港燈將繼續投資、興建及營運電力服務所需的基本建設，提供穩定可靠的電力供應，在香港的成功路上與客戶攜步向前。

閃動

璀璨生活，

都市生活璀璨多姿、有賴源源不絕的電力。



香港業務

發電

港燈南丫發電廠及其擴建部份佔地七十二公頃，總裝機容量為三千七百五十五兆瓦。發電廠有八台燃煤機組、五台燃油單循環燃氣輪機、一台燃油聯合循環發電機組和一台燃氣聯合循環機組。我們亦於南丫島大嶺營運香港首台風力發電機組 — 南丫風采發電站。

由於第九號機組較高的營運效率，南丫發電廠的整體效率於二零零七年大幅提升。

第九號機組

為致力持續減排，公司的第一台燃氣聯合循環機組第九號機組在二零零六年十月投產。該機組在二零零七年完成首年營運，在年內生產的電力佔南丫發電廠百分之十七的發電量。該機組有助減少發電廠的排放，二氧化硫、氮氧化物、可吸入懸浮粒子和二氧化碳的排放量分別較二零零六年減少百分之十六、百分之十七、百分之三十六及百分之七點八。

第九號機組由深圳液化天然氣接收站提供天然氣作為燃料，透過全長九十二公里的海底氣體管道供氣。於二零零七年六月暫停供氣進行其首次檢查，無發現任何重大問題，並很快便重新投入服務。

燃煤

雖然天然氣對我們的營運日益重要，但大部份發電量仍是由燃煤產生。二零零七年，我們消耗三百六十萬噸燃煤，較二零零六年的四百一十萬噸為少。二零零七年間，燃煤價格急升，預期這趨勢將持續至二零零八年。



港燈首台燃氣聯合循環機組 — 第九號機組有助提升效率和減低排放。

二零零六年，我們批出為第四號和第五號機組安裝煙氣脫硫裝置的合約。二零零七年，我們把第五號機組的煙氣管道改裝，為加裝煙氣脫硫裝置作準備，工程將於二零零九年前完成。第四號機組的煙氣管道將於二零零八年作出類似改裝，到二零一零年，南丫發電廠逾百分之九十五的發電量將由燃氣機組或裝有煙氣脫硫裝置及低氮氧化物燃燒器的燃煤機組提供。

南丫風采發電站

南丫風采發電站於二零零七年完成第一個全年營運，產電八十六萬四千六百三十三度。南丫風采發電站提供了大量數據和寶貴經驗，有助我們探討在香港建造大型風力發電場的可行性。

設備物主計劃

年內，南丫發電廠的「設備物主計劃」增添七個新範疇。該計劃透過下放權力，令員工為發電廠的營運表現負責，目前計劃已包括四十六個範疇，有助提高設備的可靠程度、減低營運和維修成本，以及培訓工程人員。


啟動
安全保障，
由交通燈以至保安等系統，
公司均提供可靠的電力確保
客戶安全。

輸電及配電

二零零七年，港燈的供電可靠程度超過99.999%，是公司自一九九三年公佈服務標準以來表現最佳的一年。港燈已連續十一年在供電可靠程度上取得逾99.999%的成績。

系統最高需求量為二千五百五十二兆瓦，較二零零六年的二千五百九十七兆瓦下降百分之一點七。客戶數目由二零零六年的五十五萬九千一百六十七戶增至二零零七年的五十六萬九百零九戶。

售電量由二零零六年錄得的一百零七億七千三百萬度增長百分之一點一至一百零八億九千一百萬度。二零零七年的售電量中，商業用電佔百分之七十四點四、家庭用電佔百分之二十二及工業用電佔百分之三點六。

售電量只有輕微增長，是由於年內的天氣較清涼及乾燥所致，加上多項節約能源措施的影響，大大抵銷了香港經濟蓬勃下帶來的裨益。

生產力 一九九八年至二零零七年（百萬度計）


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每名員工之售電度數

公司輸配電業務的環境管理系統再次成功通過內部及外部的稽核，證明全面遵守所有相關法例規定，以及ISO 14001:2004國際標準。

投資供電網絡

年內，我們繼續更新和提升供電網絡。隨著南丫島與港島數碼港之間一條275千伏海底電纜投產，我們正鋪設第二條275千伏海底電纜，於二零零八年投入使用。馬師道275千伏變電站的工程繼續進行，預計於二零零八年八月投產。

黃竹坑開關站與春坎角分區變電站之間的兩條132千伏線路已於二零零七年投產，而在明園與太古分區變電站之間一組132千伏的線路亦已鋪設。

年內，共有三十一個新配電站投產，並鋪設了一百七十一公里長的配電電纜。

為確保供電網絡穩定，我們於二零零七年進行了網絡可靠程度及運作檢討，確認一百五十五個與供電可靠程度有關及三十四項與環境健康和安全有關的項目，現正著手應對。



港燈採用先進的監控與數據採集系統（SCADA），以保持卓越的可靠供電。



推動
商貿縱橫，

公司的輸配電基建有助香港
發展為主要國際商業中心。

客戶服務

港燈上下對客戶服務的重視繼續取得成效。二零零七年，我們不單達至或超越所承諾的客戶服務標準，收到的客戶讚揚信數目亦連續第七年創下新高。

繳費

年內，我們將客戶繳費的計劃擴大至便利店。客戶現時可於全港任何一家7-Eleven或OK便利店繳交賬單，每次繳費上限為五千港元。

科技在我們致力提升客戶服務水平扮演重要角色。我們於二零零七年三月推出短訊賬單服務，令客戶可透過手機收取每月電費單，既節省紙張，亦因減少列印及郵寄賬單而提升效率。



新推出的短訊賬單服務，為客戶增添方便。

新技術

二零零七年，我們開始使用短訊通知客戶及承辦商驗線結果，確認客戶的電力裝置已接駁至公司的網絡。我們亦推出網上的「e-電工快訊」，讓承辦商及電業工程人員透過電子訂閱服務了解與電業有關的最新發展。這方面的努力令我們獲亞太顧客服務協會頒發「年度最佳技術運用」獎項，予以表揚。

我們擴充了北角客戶中心的熱線中心，並裝設新的輪候和公共播音系統。

港燈家政中心

二零零七年，我們在港燈家政中心開設一個全新的烹飪教室，並於九月九日舉行了開幕儀式，當日還舉行了烹飪比賽，並邀請名廚參與。年內，港燈家政中心共舉辦了二百二十二個烹飪課程和二百六十六個特別興趣課程，超過七千五百人參加。

讚揚信統計數字 一九九八年至二零零七年


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躍動

城市脈搏，

無論是體壇盛事或其他大型社區活動，均需要可靠的電力確保順利進行。

健康與安全

透過持續的教育活動及提高安全意識的計劃，港燈致力創造零意外的工作環境。我們透過職前風險評估、工序風險分析及工作安全評估，在公司上下推廣安全文化。

二零零七年，錄得最長的無缺勤日數為二百四十七天，二零零六年及二零零五年分別為二百一十七天及九十八天。截至二零零七年十二月三十一日，我們錄得連續八十三日零意外紀錄。

安全培訓

二零零七年，發電科和輸配電科共舉辦了五十九個政府認可的安全課程，以及一百一十五個其他與安全有關的課程，其中二十一個是由公司安全及培訓組設計的新課程。安全培訓時數合計一萬五千七百六十四小時。

我們亦為員工及承辦商舉辦「環保、健康及安全月」，並舉辦講座及健康活動以預防工傷及提升健康意識。在每日的安全簡報會前，員工會進行三分鐘的熱身操。

在第九號機組於二零零六年投產前，我們成立了天然氣安全小組，由工程建設科及發電科的成員以及一名氣體安全專家組成。小組於二零零七年期間每月會面，並將於來年繼續改進和加強港燈的氣體安全技術。

OHSAS18001

自二零零一年起，我們的職業健康安全管理系統已符合OHSAS18001:1999，這是一個協助機構管理職業健康安全風險及改進表現的國際標準。

二零零七年七月，我們將此標準提升至新的和更嚴緊的OHSAS18001:2007規格。我們的安全管理系統不單超越新標準的要求，亦是本港少數取得OHSAS18001:2007認證的機構之一。

培育人才

公司安排廣泛的培訓及發展項目以吸引並挽留熟練員工，亦令公司提高在安全、效率及客戶滿意程度的表現。

二零零七年，我們的員工共接受了六萬六千二百八十六小時的培訓。公司舉辦工作坊、研討會及在職培訓，培訓範圍包括安全、技術技能、環保意識及電腦技能等。

獎項

二零零七年，我們在職業健康及安全上的努力得到認同，於第六屆香港「職業安全健康大獎」比賽中獲頒「安全科技成就大獎」金獎；我們的天然氣安全管理系統亦贏得「安全管理系統」的銅獎。此外，港燈在勞工處與職業安全健康局合辦的職安健常識問答比賽中，亦在眾多本地企業中脫穎而出，囊括三甲。



每日安全簡報前均會進行三分鐘的運動。



倡動

社會發展，

由海洋公園至香港中央圖書館，我們對各類文娛康樂場地和活動提供支援，令市民可以享受高質素的生活。

社區活動

服務社會是港燈企業文化的重要一環。除貢獻數千小時的義工服務外，我們在年內亦對八十八個社區、環保及專業項目作出捐助。

港燈智「惜」用電計劃2007

港燈智「惜」用電計劃2006吸引超過二萬五千名人士參與，隨著活動的成功，我們在十一月開展港燈智「惜」用電計劃2007/8，鼓勵市民節約能源，並採納可持續發展的生活態度。公司以此為題舉辦創意環保衣物設計比賽、健康烹飪比賽、展覽及開放日等各項活動。

助人為樂

港燈義工隊超過七百五十名成員，佔公司僱員人數近四成。二零零七年，義工隊共參與五十四項活動，提供超過三千七百小時的社區服務，其中以改善環境及關懷長者和弱勢社群為主。此外，義工隊亦積極支持其他慈善和公益團體的活動。



「維港燈影」海上學習之旅為弱勢社羣的小朋友而設，促進他們對香港的歸屬感。

透過「添關愛年中無休」活動，我們在元宵節為單親家庭舉辦慶祝會，而在端午節期間更自製粽子，派送予東區的獨居長者。義工隊亦每月出動，為獨居長者免費檢查家居電力裝置，確保安全。

我們於二零零七年舉辦名為「維港燈影」海上學習之旅的活動，藉以加強基層家庭的青少年對香港的歸屬感。超過六百名青少年及他們的父母已參與此項活動，在導遊的帶領下，暢遊維港以及參觀南丫發電廠。

終生學習

由「港燈百週年紀念基金」贊助及由港燈與香港社會服務聯會合辦的「第三齡學苑」，為長者成立自務學習中心。自二零零六年三月成立以來，已有超過四千八百名長者修讀了三百二十二個「第三齡學苑」的課程。

二零零七年九月，我們舉辦座談會，讓來自本港、內地及英國的專家交流對長者終生學習的心得。我們亦舉辦不同的工作坊，與「第三齡學苑」的參加者分享知識及經驗。

二零零七年，港燈連續第五年榮獲香港社會服務聯會頒發「商界展關懷」獎項。二零零七年十月，公益金頒發公益榮譽獎予港燈，以表揚我們對公益金籌募活動的支持。

滙動

知識力量，

公司與環保團體合作印製香港首個專為學前兒童而設的可再生能源教材套。



環保

港燈在社區推動節能、綠色科技及環保意識方面不遺餘力。

教育

港燈清新能源基金鼓勵本港中小及大學生認識及開發使用可再生能源。基金首年贊助的項目已於二零零七年七月完成，並於十一月宣佈第二年獲獎的十二個新項目。

我們與綠色力量合作，為學前兒童製作本港第一個可再生能源教材套。為提高幼稚園教師對可再生能源的認識，我們於二零零七年五月安排一百名幼稚園教師參觀南丫風采發電站。年間，公司共安排逾一百次到南丫發電廠及南丫風采發電站的參觀。

社區項目

二零零七年，我們連續第十二年成為「世界清潔日在香港」的主要贊助商。中秋節翌晨，一百名港燈義工隊隊員為香港仔水塘的燒烤場地進行清潔。我們希望透過支持這項活動提高市民對傳統節日的環保意識。二零零七年，我們亦於清明節和重陽節參與防止山火活動，以及在農曆新年鼓勵減少浪費等。

我們繼續與長春社合辦「共創『綠』南丫」計劃，促進南丫島上的生態旅遊和可持續發展。踏入計劃的第三年，亦即最後一年，五十名義工為家樂徑種植的逾二千棵樹木驗身。我們亦為港燈義工及南丫島居民提供環保訓練，培訓他們成為生態導賞員。



「港燈清新能源基金」資助本港各大院校推行可再生能源項目。

環境管理

二零零七年，我們已達到所有環境管理目標及指標。年內，我們收集了十二萬七千立方米的雨水及污水循環再用，以及減少使用紙張及非充電式電池，減幅分別達百分之八及百分之十六。

二零零七年，輸配電科員工共投入二千三百八十八個工時於各項培訓課程，用以重溫法例規定及提高環保意識。

獎項

二零零七年，公司於四月獲環境保護署頒發卓越明智減廢標誌，以及獲頒香港環保企業獎的環保實踐創意獎中的榮譽金獎及兩項優異獎。該獎項由環境保護署舉辦。其他獎項包括二零零七年盛世環保企業獎，以及香港工程師學會舉辦的二零零七年環保論文大獎。此外，港燈中心亦連續三年榮獲「卓越級」室內空氣質素檢定證書。



互動

增長交流，

公司積極發展國際業務，
使我們的專長得以在外地
發揮。

國際業務

港燈投資海外，以分散公司的收入來源及善用其能源業務的專長。負責公司國際投資業務的港燈國際有限公司（港燈國際）專注於物色具有穩定收入及風險程度可以接受的商機。

澳洲

CHEDHA Holdings Pty Limited由CitiPower I Pty Ltd.、Powercor Australia Limited和CHED Services Pty Ltd.組成。Powercor是維多利亞省最大的配電商，CitiPower則在墨爾本市區經營配電網絡。港燈持有這兩間公司百分之二十七點九三的權益。二零零七年，兩間公司均取得強勁業績和驕人的供電可靠程度。CHEDHA Holdings穩固的財務表現，反映配電收入及非規管業務收入均超出預期，而規管業務成本則較預期為低。

港燈擁有百分之二十七點九三權益的ETSA Utilities是南澳洲唯一的配電商。ETSA Utilities於二零零七年繼續達到主要的財務及非財務指標，並延續其優秀的安全紀錄，年內並無出現缺勤工傷意外。

加拿大

於二零零七年，港燈國際收購Stanley Power Inc.百分之五十的權益，該公司持有TransAlta Cogeneration, L.P. (TransAlta Cogen)百分之四十九點九九的權益。TransAlta Cogen持有五家分佈於阿爾伯達省、安大略省及薩斯喀徹溫省地區燃氣熱電廠，以及一家位於阿爾伯達省燃煤電廠的權益。此項收購為港燈國際的投資組合增加二百零二兆瓦裝機容量。

泰國

港燈持有百分之二十五權益的Ratchaburi Power Company Limited兩座七百兆瓦的燃氣聯合循環發電



位於加拿大亞爾伯達省的燃煤發電廠，是Stanley Power擁有的六間發電廠權益之一。

機組建設工程如期進行。預期發電機組分別於二零零八年三月及六月投入營運，其生產電量將根據長期電力購買協議出售予泰國國家電力局。

英國

港燈持有百分之十九點九權益的Northern Gas Networks Limited (NGN)在英格蘭北部經營氣體分銷網絡，是英國四大地區氣體分銷網絡之一。於二零零七年，NGN被氣體及電力市場局評定為英國最具效率的氣體網絡。NGN的目標是就安全、客戶服務及效率各方面被評定為英國兩間最出色的公用事業之一。NGN最近完成二零零八年至二零一三年規管期的電價檢討，我們認為檢討結果可以接受，將為NGN在新規管期內帶來滿意回報。

可再生能源

港燈國際繼續為發展其可再生能源業務尋求商機。

集團董事總經理

曹棨森

香港，二零零八年三月六日

董事局

霍建寧

主席

五十六歲，一九八五年獲委任為董事，而於二零零五年獲委任為主席。霍先生為和記黃埔有限公司（「和黃」）集團董事總經理、長江基建集團有限公司（「長江基建」）副主席及長江實業（集團）有限公司（「長實」）非執行董事，上述公司根據證券及期貨條例第XV部均為本公司主要股東。此外，他是和記港陸有限公司、和記電訊國際有限公司、Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd. 主席，亦是赫斯基能源公司聯席主席。霍先生亦為根據證券及期貨條例第XV部屬本公司主要股東和記企業有限公司（「和記企業」）之董事。霍先生持有文學學士學位及財務管理文憑，並為澳洲特許會計師協會會員。

曹棨森

集團董事總經理

七十六歲，一九八五年獲委任為董事而於一九九七年獲委任為集團董事總經理。於一九六六年至一九八一年間，曹先生曾任職於香港電燈集團，為香港電燈有限公司之工程建設科總工程師及港燈協聯工程有限公司執行董事。於一九八一年，曹先生加入國際城市集團有限公司出任執行董事，而於一九八七年加入和黃集團出任和黃地產董事總經理。曹先生於一九九七年重返香港電燈集團出任集團董事總經理。曹先生亦為本公司主要股東長江基建執行董事。曹先生持有土木工程理學士學位，並為特許工程師。曹先生為英國土木工程師學會及結構工程師學會之會員。

周胡慕芳

五十四歲，一九九六年獲委任為董事，並於二零零六年五月由非執行董事調任為執行董事。胡女士為和黃副集團董事總經理以及長江基建與和記港陸有限公司執行董事。胡女士同時為和記電訊國際有限公司及TOM集團有限公司之非執行董事及Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd. 之董事。胡女士擔任根據證券及期貨條例第XV部屬本公司主要股東，即和黃、長江基建、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc.、和記企業及Hutchison Infrastructure Holdings Limited之董事。胡女士為香港特別行政區高等法院及英國最高法院之執業律師，並持有商業管理學士學位。

甄達安

四十九歲，一九九九年獲委任為董事而於一九九九年至二零零六年一月擔任集團財務董事。甄先生於加入本集團前曾任和記地產集團財務董事。甄先生現為長實之財務總監以及長江基建執行董事及營運總監，上述公司根據證券及期貨條例第XV部屬本公司主要股東。甄先生亦為Spark Infrastructure Group非執行董事。甄先生持有文學碩士學位及商業管理碩士學位，並為蘇格蘭特許會計師協會及香港會計師公會會員。

甘慶林

六十一歲，一九九三年獲委任為董事。甘先生為長江生命科技集團有限公司（「長江生命」）總裁及行政總監、長實副董事總經理、和黃執行董事、長江基建集團董事總經理及Spark Infrastructure Group非執行董事。甘先生擔任根據證券及期貨條例第XV部屬本公司主要股東，即長實、和黃、長江基建、Hyford Limited、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc.及和記企業之董事。甘先生為中國人民政治協商會議北京市委員。甘先生持有工程理學士學位及商業管理碩士學位。甘先生為本公司執行董事李澤鉅先生之姨丈。

李蘭意

董事兼工程總經理

六十七歲，一九九七年獲委任為董事。李先生於過去三十多年在本集團曾任不同職位，現時負責集團所有工程事宜，包括發電及輸配電系統之發展及營運。李先生持有工程學士及碩士學位。李先生為特許工程師，並為香港及英國機械工程師學會資深會士。

李澤鉅

四十三歲，一九九四年獲委任為董事。李先生為長江基建及長江生命主席、長實董事總經理兼副主席、和黃副主席、赫斯基能源公司聯席主席及香港上海滙豐銀行有限公司董事。李先生為中國人民政治協商會議第十一屆全國委員會常務委員，同時任香港特別行政區策略發展委員會委員。李先生擔任根據證券及期貨條例第XV部屬本公司主要股東，即長實、和黃、長江基建、Hyford Limited 及和記企業之董事。李先生持有土木工程學士學位及結構工程碩士學位。李先生為本公司執行董事甘慶林先生之姨甥。

麥堅

集團財務董事

五十六歲，二零零五年獲委任為董事，而於二零零六年二月一日起出任集團財務董事。麥堅先生自一九七八年起在香港電燈集團及和黃集團擔任法律、財務及公司秘書職務。 麥堅先生其後於一九九八年加入Husky Oil Ltd.出任副總裁及財務總監，而自二零零零年至二零零五年十月，麥堅先生則於赫斯基能源公司出任副總裁及財務總監。麥堅先生持有文學學士學位及法律學士學位。

陸法蘭

五十六歲，一九九八年獲委任為董事。陸先生為和黃集團財務董事、TOM集團有限公司主席及長江基建執行董事。陸先生同時為長實及和記電訊國際有限公司非執行董事以及Hutchison Telecommunications (Australia) Limited、赫斯基能源公司及Partner Communications Company Ltd.之董事。陸先生擔任根據證券及期貨條例第XV部屬本公司主要股東，即長實、和黃、長江基建、Li Ka-Shing Unity Trustcorp Limited、Li Ka-Shing Unity Trustee Company Limited、Li Ka-Shing Unity Trustee Corporation Limited、和記企業及Hutchison Infrastructure Holdings Limited之董事。陸先生持有文學碩士學位及民事法學士學位，並為加拿大魁北克省及安大略省律師公會及大律師公會會員。

尹志田

工程及發展董事

五十七歲，二零零五年獲委任為董事。尹先生自一九七八年起任職於香港電燈集團，曾出任集團旗下多間附屬公司的不同職位。在二零零零年九月至二零零三年六月期間出任集團位於澳洲的聯營公司Powercor Australia Limited及CitiPower Pty.行政總裁。尹先生其後於二零零三年七月回港擔任集團發展總經理。尹先生持有電機工程理學士學位，並為特許工程師。尹先生亦為能源學會榮譽資深會士、工程及科技學會資深會士及香港工程師學會資深會士。

阮水師

營運董事

五十七歲，二零零八年三月一日獲委任為董事。阮先生於一九八六年五月加入香港電燈集團，而在被委任為執行董事前，阮先生為輸配電科總經理。阮先生從事輸配電業務逾三十年。阮先生持有工程學士及碩士學位，並為英國特許工程師，香港註冊專業工程師及香港工程師學會資深會士。

陳來順

（替任董事）

四十五歲，二零零八年二月十一日獲委任為執行董事甘慶林先生之替任董事。陳先生為本公司主要股東長江基建財務總監及Envestra Limited董事。陳先生為香港會計師公會及英國特許公認會計師公會資深會士。

夏佳理*

六十九歲，一九九七年獲委任為董事。夏先生為執業律師，並為行政會議非官守議員。夏先生亦為多個政府及公共服務組織委員會成員。夏先生為香港交易及結算所有限公司主席，亦為香港多間上市公司董事。夏先生於一九八八年至二零零零年期間曾任立法會議員。

麥理思*

七十二歲，一九八五年獲委任為董事並於一九九三年至二零零五年十月期間擔任主席。麥先生為長實、和黃及長江基建非執行董事，上述公司根據證券及期貨條例第XV部均為本公司主要股東。麥先生持有經濟碩士學位。

顧浩格*

六十六歲，一九九九年獲委任為董事。顧先生曾任加拿大帝國商業銀行私人及商業銀行總裁，該銀行為北美洲最大金融服務機構之一。顧先生為根據證券及期貨條例第XV部屬本公司主要股東和黃之獨立非執行董事。顧先生亦為赫斯基能源公司及Shoppers Drug Mart之董事。顧先生持有商業學士學位及商業管理碩士學位。

佘頌平*

七十四歲，一九八五年獲委任為董事。佘先生為英國及香港最高法院之執業律師。

黃頌顯*

七十四歲，一九八五年獲委任為董事。黃先生為根據證券及期貨條例第XV部屬本公司主要股東和黃之獨立非執行董事。黃先生亦為東亞銀行有限公司之獨立非執行董事。

執行董事　*非執行董事　*獨立非執行董事

高級管理人員

曹棨森

集團董事總經理

七十六歲，一九八五年獲委任為董事而於一九九七年獲委任為集團董事總經理。於一九六六年至一九八一年間，曹先生曾任職於香港電燈集團，為香港電燈有限公司之工程建設科總工程師及港燈協聯工程有限公司執行董事。於一九八一年，曹先生加入國際城市集團有限公司出任執行董事，而於一九八七年加入和黃集團出任和黃地產董事總經理。曹先生於一九九七年重返香港電燈集團出任集團董事總經理。曹先生亦為本公司主要股東長江基建執行董事。曹先生持有土木工程理學士學位，並為特許工程師。曹先生為英國土木工程師學會及結構工程師學會之會員。

陳麗綺

五十三歲，人事管理總經理，於二零零五年十二月加入本集團。陳小姐從事人事管理及行政逾二十五年，持有政治及教育學士學位。

鄭祖瀛

五十一歲，發電科總經理，於一九七九年八月加入本集團。鄭先生在升任現職之前，曾在發電科的技術服務部、營運部及維修部工作。鄭先生持有化學學士學位，並為英國皇家化學學會資深會士及香港工程師學會會員。

朱永健

五十七歲，集團商務科總經理，於一九七四年七月加入本集團。朱博士為特許工程師，亦為香港工程師學會與英國工程及科技學會資深會士，及澳洲工程師學會資深會士，並持有商業管理碩士及博士學位。

李蔚意

董事兼工程總經理

六十七歲，一九九七年獲委任為董事。李先生於過去三十多年在本集團曾任不同職位，現時負責集團所有工程事宜，包括發電及輸配電系統之發展及營運。李先生持有工程學士及碩士學位。李先生為特許工程師，並為香港及英國機械工程師學會資深會士。

麥堅

集團財務董事

五十六歲，二零零五年獲委任為董事，而於二零零六年二月一日起出任集團財務董事。麥堅先生自一九七八年起在香港電燈集團及和黃集團擔任法律、財務及公司秘書職務。 麥堅先生其後於一九九八年加入Husky Oil Ltd.出任副總裁及財務總監，而自二零零零年至二零零五年十月，麥堅先生則於赫斯基能源公司出任副總裁及財務總監。麥堅先生持有文學學士學位及法律學士學位。





從左起：黃莉華，曹棨森，曹志華，鄭祖瀛，尹志田，楊玉珍

蔡肇中

五十一歲，港燈國際董事兼總經理，於一九八七年六月加入本集團。蔡先生從事電力投資業務逾十二年，持有應用科學機械工程學士學位，且為註冊專業工程師、特許工程師，及香港工程師學會與英國機械工程師學會會員。

曹志華

五十八歲，工程建設科總經理，於一九八零年四月加入本集團。曹博士從事工程項目管理事務逾三十年，持有工程學士學位、熱能工程碩士學位及商業管理博士學位，並為特許工程師，及香港工程師學會與英國機械工程師學會資深會士。

尹志田

工程及發展董事

五十七歲，二零零五年獲委任為董事。尹先生自一九七八年起任職於香港電燈集團，曾出任集團旗下多間附屬公司的不同職位。在二零零零年九月至二零零三年六月期間出任集團位於澳洲的聯營公司Powercor Australia Limited及CitiPower Pty. 行政總裁。尹先生其後於二零零三年七月回港擔任集團發展總經理。尹先生持有電機工程理學士學位，並為特許工程師。尹先生亦為能源學會榮譽資深會士、工程及科技學會資深會士及香港工程師學會資深會士。

黃莉華

五十三歲，公司秘書，於一九九七年六月加入本集團。黃小姐從事公司秘書事務逾二十年，為英國特許秘書及行政人員公會及香港特許秘書公會資深會士。

楊玉珍

四十四歲，公共事務總經理，於二零零三年七月加入本集團。楊小姐從事新聞及企業傳訊工作逾二十年，持有文學學士學位及公共行政碩士學位。

阮水師

營運董事

五十七歲，二零零八年三月一日獲委任為董事。阮先生於一九八六年五月加入香港電燈集團，而在被委任為執行董事前，阮先生為輸配電科總經理。阮先生從事輸配電業務逾三十年。阮先生持有工程學士及碩士學位，並為英國特許工程師，香港註冊專業工程師及香港工程師學會資深會士。





從左起：蔡肇中，麥堅，陳麗綺，朱永健，李蘭意，阮水師

企業管治報告

企業管治守則

本公司一直致力維持高水平的企業管治守則。公司深明完善有效的企業管治守則對公司平穩、有效及具透明度的營運最為重要，且能吸引投資者、保障股東和持份者的權益，以及增加股東所持股份的價值。

除下文所提及者外，本公司在截至二零零七年十二月三十一日止年度內全年均有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)內適用守則的規定。

董事局

董事局在主席領導下，負責批准及監察集團策略及政策、批准週年預算案及業務計劃、評估集團表現以及監察管理層。管理層在集團董事總經理領導下負責集團的日常營運。

於二零零七年十二月三十一日，董事局由十六名董事組成如下：

執行董事

霍建寧先生*(主席)*
曹棨森先生*(集團董事總經理)*
周胡慕芳女士(1)
甄達安先生
甘慶林先生(2)(3)
李蘭意先生*(董事兼工程總經理)*
李澤鉅先生(3)
麥堅先生*(集團財務董事)*
陸法蘭先生
尹志田先生*(董事兼集團發展總經理)*(4)

非執行董事

夏佳理先生
麥理思先生
余立仁先生(5)



獨立非執行董事

顧浩格先生

佘頌平先生

黃頌顯先生

附註：

(1) 周胡慕芳女士亦為霍建寧先生及陸法蘭先生的替任董事。
(2) 甘慶林先生由二零零八年二月十一日起委任陳來順先生為其替任董事。
(3) 甘慶林先生為李澤鉅先生的姨丈。
(4) 尹志田先生的職位名稱由二零零八年三月一日起更改為工程及發展董事。
(5) 余立仁先生已於二零零八年一月二日辭任董事。
(6) 阮水師先生於二零零八年三月一日獲委任為執行董事。

董事的履歷詳載於年報第二十二頁至第二十三頁「董事局」一節。

董事局每年至少舉行四次會議。倘有需要時，亦會舉行額外董事局會議。每年召開的定期會議均於前一年度最後一季預定舉行日期，以便董事有充裕時間安排出席。根據本公司組織章程細則，董事可親身、透過電話或其他電子通訊方式或由其替任董事代為出席會議。全年內，董事亦透過傳閱附有理據說明的書面決議案，及於需要時由集團董事總經理、集團財務董事與公司秘書作出簡報，參與考慮與批核本公司的事宜。董事須於董事局會議上及在書面決議案上就有待通過之事項申報利益（如有）。

董事隨時可取得本集團的資料。彼等可獨立接觸高級管理層以取得本集團的資料，並可隨時要求公司秘書提供服務。此外，集團亦已建立程序，讓董事可於其認為需要時尋求獨立的專業意見，費用由本公司承擔。

董事在十四天前接獲定期會議的書面通告，並可提出事項討論，以供載入議程內。議程與相關董事局文件至少於定期會議前三天發送予董事。

董事局於二零零七年財政年度內共召開五次會議。各董事的出席紀錄如下：

	董事姓名	出席會議次數
執行董事	霍建寧先生 *（主席）*	5
	曹棨森先生 *（集團董事總經理）*	5
	周胡慕芳女士	5
	甄達安先生	5
	甘慶林先生	4
	李蘭意先生	5
	李澤鉅先生	4
	麥堅先生	5
	陸法蘭先生	5*
	尹志田先生	5
非執行董事	夏佳理先生	4
	麥理思先生	5
	余立仁先生	5
獨立非執行董事	顧浩格先生	3
	佘頌平先生	5
	黃頌顯先生	5

*一次會議由其替任董事出席。

董事局會議紀錄由公司秘書編寫，包括所達至的決定、提出的任何關注及所表達的反對意見。會議紀錄的初稿會在每次會議後一段合理時間內送交全體董事以供審閱，方會由會議主席正式簽署。董事局會議紀錄的最終定稿會送交董事，以供參考及存檔。已簽署的會議紀錄由公司秘書妥善保管，並可供董事查閱。

年內，主席與非執行董事在執行董事並不出席的情況下曾舉行兩次會議。

由於董事（包括非執行董事）須每三年輪值退任並經股東重選，非執行董事並無根據守則第A.4.1條按指定任期被委任。為全面遵守守則，由二零零七年十月十五日起，非執行董事已按每年十二個月期限獲委任。

根據本公司組織章程細則，董事須每三年一次於股東週年大會上輪值退任及經股東重選。於應屆股東週年大會上輪值退任並膺選連任的董事為羅建寧先生、曹栥森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、顧浩格先生、李澤鉅先生及麥理思先生。於股東週年大會後獲委任的新任董事須於下屆股東週年大會上退任及膺選連任。於二零零八年三月一日獲委任為董事的阮水師先生將按此規定於應屆股東週年大會上退任並膺選連任。上述董事中並未有任何一位持有本公司不可於一年內在不予賠償(法定賠償除外)的情況下終止的服務合約。

主席及集團董事總經理可向董事局推薦董事人選，其主要考慮是建立一個有效、且在集團相關業務專長、技能及經驗方面可以互補的董事局。獨立非執行董事的可能人選亦會按上市規則的規定評核，決定其是否屬獨立人士，以及能否投入充份時間參與董事局及委員會會議。就建議委任新董事而言，人選的履歷將提交董事局考慮。於二零零七年，董事局並無委任新增董事。

每名新委任董事均會獲提供簡報及一套介紹集團營運及業務的資料，與及有關董事職務及責任的法規及上市規則。公司秘書會更新董事有關履行其職責所必要的上市規則、適用法例及監管規定的最新發展及變動資料。作為持續專業發展的一部分，董事亦獲邀參與由法律專業成員講授的關於上市公司企業管治及董事職責的座談會。

董事的證券交易

本公司的董事局已採用載於上市規則附錄十的董事進行證券交易的標準守則(「標準守則」)作為本集團關於董事進行證券交易的操守準則。所有董事經明確查詢後已確認，彼等在截至二零零七年十二月三十一日止年度內全年均有遵守標準守則的規定。

可能會擁有關於本公司及其證券的未公開股價敏感資料的高級管理人員亦須遵守標準守則的規定。

董事編製賬目及發表須披露事項的責任

年度及中期報告及賬目

董事確認彼等就各財政年度半年及全年編製財務報表的責任，以就本集團的財政狀況作出真實及公平的反映。本公司的年度及中期業績均於有關期間結束後分別於三個月及兩個月內適時發表。

會計政策

董事認為於編製財務報表時，本集團確保符合法定規定，應用一貫採納的適當會計政策，並根據適用會計準則作出合理謹慎的判斷和估計。

會計紀錄

董事負責確保本集團保存可隨時披露本集團財務狀況的適當會計紀錄，讓本集團得以按照法定規定及本集團會計政策編製財務報表。

保障資產

董事負責採取一切合理所需措施以保障本集團資產，並防範及查察本集團內的欺詐及違規行為。

持續經營

董事經作出適當查詢後認為，本集團具備足夠資源於可見將來繼續經營，且並不知悉有任何可能對本公司的持續經營能力造成重大疑問的事件或情況。因此，本集團的財務報表乃按持續經營基準編製。

披露事項

董事會知悉有關適時及適當披露股價敏感資料、公佈及財務披露事項的上市規則及法定規定，並於有需要時批准其發表。

主席及集團董事總經理

主席（霍建寧先生）及集團董事總經理（曹棨森先生）的職位由不同人士擔任。

主席負責領導與監管董事局的運作，確保董事局以符合集團最佳利益的方式行事。主席批准董事局會議的議程，並確保董事局會議有效地規劃和進行。除董事局會議外，主席亦會與執行董事舉行會議，並在沒有執行董事出席的情況下至少每年與非執行董事舉行一次會議。主席亦就集團利益和管理的一切事項上，行使集團董事總經理顧問的職能。

集團董事總經理跟各業務部門的行政管理隊伍通力合作，負責管理集團的業務，制訂及成功施行集團政策，並就集團整體營運向董事局負上全責。集團董事總經理負責制訂策略性營運計劃，同時直接負責維持集團的營運表現。集團董事總經理跟集團財務董事、其他執行董事與各業務部門的總經理通力合作，確保業務的資金需求得到供應，同時按規劃和預算密切監察業務的營運與財務表現，必要時採取補救措施。集團董事總經理與主席和所有其他董事保持溝通，確保他們充分了解所有重大的業務發展與事項。他亦負責建立與維持高效率的隊伍以支持其履行職責。

獨立非執行董事

董事局必須確證獨立非執行董事與本集團並無任何重大關係。董事局遵照上市規則所載的獨立性準則釐定董事獨立性。

本公司的獨立非執行董事顧浩格先生、佘頌平先生及黃頌顯先生已各自根據上市規則第3.13條向本公司提供其獨立確認。董事局認為全體獨立非執行董事確屬獨立人士。

董事在重大合約之權益

各董事於截至二零零七年十二月三十一日止年度任何時間內在本公司或任何附屬公司所簽訂之重大合約中，概無擁有顯著實益。


HONGKONG ELECTRIC HOLDINGS LIMITED
ANNUAL GENERAL MEETING
香港電燈集團有限公司
股東週年大會

公司的股東週年大會是董事與股東之間的主要溝通渠道。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零七年十二月三十一日持有本公司及其相聯法團(根據證券及期貨條例之定義)之已發行股本權益如下：

於本公司股份之好倉

董事姓名	身分	權益性質	持有股份數目		總數	佔股權之概約百分比
李蘭意先生	實益擁有人	個人權益	739		739	≈0%
夏佳理先生	受控制公司之權益	公司權益	2,011		2,011	≈0%
李澤鉅先生	子女或配偶權益	家族權益	151,000	)		
	信託受益人	其他權益	829,599,612	)	829,750,612	≈38.87%
			(附註一及二)	)		

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」，為DT1之信託人)及Li Ka-Shing Unity Trustcorp Limited(「TDT2」，為DT2之信託人)持有若干The Li Ka-Shing Unity Trust(「UT1」)單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司(「TUT1相關公司」)共同持有長江實業(集團)有限公司(「長實」)三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司(「和記黃埔」)三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人持有該等股份權益之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之任何Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於根據上文所述及作為DT1及DT2全權信託之可能受益人及身為長實董事，李澤鉅先生被視為須就由TUT1以 UT1信託人身分及TUT1相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一全部已發行股本權益及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按上述附註(一)所述持有之權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司附屬及聯營公司之股份權益。

除上文所披露者外，於二零零七年十二月三十一日，本公司各董事或最高行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第七及八分部(包括根據證券及期貨條例有關條文被當作或視為持有之權益或淡倉)須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉。

董事在競爭業務之權益

於二零零七年，本公司董事擁有與本集團投資海外能源生產及輸配以及其他基建設施之業務(「海外業務」)有可能構成競爭之業務權益如下:

董事姓名	公司名稱	有關權益
霍建寧	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
曹棨森	長江基建集團有限公司	執行董事
周胡慕芳	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
甄達安	長江基建集團有限公司	執行董事
	Spark Infrastructure Group	非執行董事
甘慶林	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
	Spark Infrastructure Group	非執行董事
李澤鉅	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
麥理思	和記黃埔有限公司	非執行董事
	長江基建集團有限公司	非執行董事
陸法蘭	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事

董事局認為本集團能獨立及基於本身利益來經營海外業務。當就海外業務進行決策，上述董事在履行作為本公司董事之責任時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

薪酬委員會

公司的薪酬委員會由主席羅建寧先生擔任委員會主席，獨立非執行董事佘頌平先生及黃頌顯先生擔任成員。

薪酬委員會的主要職責包括審核及考慮本公司的執行董事及高級管理層薪酬政策，並釐定彼等的薪酬待遇。薪酬委員會於其會議後的下次董事局會議上向董事局報告其決定及建議。委員會成員可尋求獨立專業意見以履行委員會成員的職責，費用概由本公司承擔。薪酬委員會的職權範圍載於本公司網站。

本集團的人力資源部門提供相關薪酬數據及市場環境資料予委員會考慮。執行董事及高級管理層的薪酬是經參考本公司表現與盈利狀況，同業水平及當前市場環境而釐定。薪酬具競爭力，與工作表現掛鈎，並另設獎勵制度，以吸引及挽留優秀僱員。

薪酬委員會於二零零七年曾召開一次會議，全體成員皆有出席。會上，委員會考慮及釐定按二零零七年財政年度工作表現而付予本集團全職執行董事及高級管理層的花紅及彼等於下年度的薪酬。沒有任何執行董事參與釐定彼等本身的薪酬。

審計委員會

公司的審計委員會由四名成員組成。委員會由黃頌顯先生(獨立非執行董事)擔任主席，而委員會的其他成員為夏佳理先生(非執行董事)、顧浩格先生(獨立非執行董事)及佘頌平先生(獨立非執行董事)。委員會沒有任何成員為公司外聘核數師畢馬威會計師事務所的現任或前任合夥人。

審計委員會直接向董事局匯報，主要職責包括檢討及監管集團的財政報告及內部監控制度，以及檢討公司的財務報表。審計委員會亦定期與公司的外聘核數師舉行會議，商討審計程序和會計事宜。委員會主席於每次會議後向董事局提交書面報告，概述所討論的事項及所作出的決定或建議。委員會成員可尋求獨立專業意見以履行委員會成員的職責，費用概由本公司承擔。審計委員會的職權範圍載於本公司網站。

審計委員會於二零零七年內共召開二次會議。各成員的出席紀錄如下：

成員姓名	出席會議次數
黃頌顯先生 *(主席)*	2
夏佳理先生	2
顧浩格先生	2
佘頌平先生	2

在該等會議上，審計委員會檢討及考慮本集團截至二零零六年十二月三十一日止年度的賬目及年報、二零零六年集團賬目的核數費用、重新委聘核數師、集團董事總經理及集團財務董事作出的二零零六年內部監控評估聲明、集團二零零六年十二月的風險管理報告、畢馬威會計師事務所於二零零六年提供的非審核服務、二零零七年的內部審核計劃、截至二零零七年六月三十日止六個月的賬目、本集團對聘用外聘核數師僱員或前僱員的政策，以及於年內編製的所有內部審核報告。外聘核數師畢馬威會計師事務所的代表獲邀出席上述其中一次會議，與委員會討論二零零六年經審核賬目及若干會計事項。委員會成員亦已審議向彼等寄發的二零零七年財務報表的外部審計計劃。

內部監控及風險管理

簡介

董事局全權負責集團的內部監控制度，以及檢討其成效，確保政策和程序足以確定風險內容及進行管理。

審計委員會協助董事局履行其維持有效內部監控制度的責任，檢討本集團據以評估其監管環境的程序及風險評估程序，以及業務及監管風險的管理方式。審計委員會亦檢討集團審計經理的全年工作計劃，並考慮集團董事總經理及集團財務董事向委員會作出有關集團業務運作的內部監控成效的報告。於委員會向董事局提出建議批准全年綜合財務報表時，該等檢討及報告會被考慮在內。

內部監管環境

本集團的管理層鼓勵公司上下提高風險和監控的意識，並在策略性規劃、收購、投資、開支控制、庫務、環境、健康與安全，及客戶服務等主要風險範圍，制訂目標、表現標準及政策。本集團已制訂清晰責任及權限以及匯報程序。

全職執行董事審閱每個部門的營運及財務報告與主要營運統計數字，並定期與部門總經理舉行會議，以檢討其報告。

全職執行董事及高級行政人員會被委加入所有經營重大業務的附屬公司與聯營公司的董事局及董事局委員會，以監察該等公司的運作。集團設有一套全面的制度，以供該等公司向本公司的管理層匯報資料。

財政預算由營運部門的管理層按年編製，並須先後經集團董事總經理及董事局審批。每年度的經營業績預算於每季作出修訂，並與原來的預算作出比較後由執行董事批核。

集團財務董事已為開支的批准與控制訂立指引與程序。營運開支均須根據整體預算作出監管，批核水平按每位行政人員及主任的職權制訂。資本開支亦須按照個別項目經批核預算進行全面監控，在經批核預算之內超出預算、未列入預算案的開支以及重大開支，則須經過更仔細的監管和批核。集團亦審閱每月報告，比較實際開支與預算及經批核的開支。

集團財務董事負責庫務職能，監管集團的投資與借貸活動，庫務部門就集團現金與流動投資、借貸與有關變動、未償還或然負債及金融衍生工具承擔作定期匯報。董事局已批准及採納庫務政策，以管理集團的財務風險及與該等風險管理活動相關的營運風險。

集團審計經理須向集團財務董事匯報，並就集團業務的風險管理活動與監控是否落實及其成效提供獨立保證。內部審計運用風險評估方法與考慮集團業務運作機制，制訂其週年審核計劃，並由審計委員會審批。內部審計就集團營運發出的報告會由審計委員會審閱，再由內部審計進行跟進，確保其建議獲業務部門執行。內部審計履行的工作範圍包括財務與營運檢討、經常性與不定期的審核、詐騙調查，以及生產力效率稽核等。在內部審核的協助下，集團董事總經理及集團財務董事評估集團內部監控系統，就系統制定意見，並將評估結果向審計委員會與董事局匯報。

每個部門須透過編纂及持續更新風險登記冊以因應新增事項及新規例而進行風險確定、減低及監察的工作。內部監控自我評估的機制亦已設立，要求部門總經理及部門主管每半年評估其問責範圍營運的監控成效及有否遵守適用法例及規則。

外聘核數師如就內部監控有任何報告，該等報告會呈交審計委員會，並獲考慮及評估，如有需要，即會採取適當行動。

集團董事總經理與集團財務董事有責任制訂與執行減輕風險的策略，包括調度保險安排轉移風險帶來的財務影響。公司秘書跟業務部門通力合作，負責為集團作出適當的保險安排。

僱員守則

集團極為重視僱員在其營運各方面的操守與誠信。僱員須嚴格遵守集團之「僱員守則」所載的標準。

外聘核數師

獨立性

獨立性確認書已自畢馬威會計師事務所取得，確認彼等根據香港會計師公會的獨立性規定於截至二零零七年十二月三十一日止年度一直獨立於本集團。

服務客戶的合夥人轉換

畢馬威會計師事務所採納每七年轉換服務其客戶公司的合夥人一次的政策。此項輪換在二零零七年財務報表的審計獲執行。

申報責任

畢馬威會計師事務所的申報責任載於年報第四十九頁的獨立核數師報告。

薪酬

畢馬威會計師事務所及其他外聘核數師酬金的分析載於年報第七十頁的財務報表附註八。

股東

本公司已在公司與股東、投資者及其他持份者之間建立多種通訊渠道。這包括股東週年大會、年報及中期報告、通告、公告與通函、公司網站 www.heh.com，以及與投資者及分析員舉行的會議。

二零零七年股東週年大會

股東週年大會是董事與股東之間的主要溝通渠道。二零零七年股東週年大會於二零零七年五月十日舉行。載有所提呈決議案資料的大會通告、本公司年報及通函已於會議前超過二十一天寄發予股東。審計委員會與薪酬委員會的主席及成員均出席大會，以解答股東的提問。於股東週年大會上，主席就每項主要獨立的事項提呈獨立決議案，而每項決議案均以投票方式表決。股東要求以投票方式表決的程序載於與本公司年報一併寄發的通函內，而以投票方式表決的程序已於會上向股東詳細解釋。本公司的股份過戶登記處，香港中央證券登記有限公司，獲委任為監票員，以監察大會投票及點算票數。於大會上所提呈的決議案與投票贊成該等決議案的百分比載列如下：

- 省覽截至二零零六年十二月三十一日止年度的賬目及董事局與核數師報告書(99.9928%)；
- 宣派末期股息每股港幣一元二角七分(99.9999%)；
- 選舉李蘭意先生及陸法蘭先生為董事(分別為99.5378%及99.5415%)；
- 聘請畢馬威會計師事務所為核數師，並授權董事釐定其酬金(99.9940%)；
- 授權董事發行本公司新增股份(61.9887%)及購回本公司股份(99.9969%)，以及擴大發行股份的授權(70.4315%)。

投票表決結果於大會同日在聯交所及本公司的網站上登載，並於翌日在報章上刊登。

股東特別大會

股東特別大會於二零零七年十二月二十七日舉行，以批准向長江基建集團有限公司(「長江基建」)收購Stanley Power Inc. 之全部已發行股本之百分之五十。載有所提呈決議案的資料(包括獨立董事委員會及獨立財務顧問的有關意見)的通函及召開大會的通告分別於二零零七年十一月二十日及二零零七年十二月七日寄發予股東。會上，獨立董事委員會出席大會，以解答股東的提問，而表決乃以投票方式進行。股東要求以投票方式表決的程序載於上述之通函內，而以投票方式表決的程序已於會上向股東詳細解釋。由於根據上市規則，此項收購構成關連交易，故長江基建及其聯繫人士放棄投票。本公司的股份過戶登記處，香港中央證券登記有限公司，獲委任為監票員，以監察大會投票及點算票數。投票贊成決議案的百分比為99.9947%。投票表決結果於大會同日在聯交所及本公司的網站登載，並於翌日在報章上刊登。

公司網站

本公司設有網站www.heh.com。為發送公佈資料，本公司將有關資料(包括新聞稿、業績公佈及其他公佈)上載至其網站。

組織章程大綱及細則

於截至二零零七年十二月三十一日止年度內，本公司的組織章程大綱及細則並無變動。

主要日期

公佈二零零七年中期業績	二零零七年八月九日
派發二零零七年中期股息（每股五角八分）	二零零七年九月二十一日
公佈截至二零零七年十二月三十一日止年度的經審核業績	二零零八年三月六日
二零零七年末期股息的登記最後日期	二零零八年五月七日
暫停辦理股份過戶登記	二零零八年五月八日至二零零八年五月十五日
二零零八年股東週年大會	二零零八年五月十五日
派發二零零七年末期股息	二零零八年五月十六日

關連交易

本公司於年內曾進行一次關連交易。於二零零七年十月三十日，本公司與持有本公司已發行股本約百分之三十八點八七之主要股東長江基建集團有限公司(「長江基建」)訂立協議(「該協議」)，據此，長江基建同意促使出售及本公司同意促使其附屬公司購買Stanley Power Inc.(「Stanley」)之全部已發行股本百分之五十。Stanley(長江基建的全資附屬公司)已按加幣八元三角八分之基準提出收購建議(「收購建議」)，以收購TransAlta Power, L. P.(「TransAlta Power」)所有已發行之TransAlta Power單位(「單位」)。TransAlta Power擁有TransAlta Power Cogeneration, L. P.百份之四十九點九九合夥權益，而TransAlta Power Cogeneration, L. P.於加拿大阿爾伯達省、安大略省及薩斯喀徹溫省之五間燃氣廢熱發電設施擁有權益及擁有阿爾伯達省一間燃煤坑口電廠之權益。



港燈透過資訊全面的網頁，將公司資訊有效地發放予股東、客戶及其他持份者。

根據該協議，本公司向長江基建支付的代價相等於(a)加幣一百萬元(為Stanley百份之五十初期資本)，另加(b)以下項目總額的百份之五十：Stanley收購單位所付的金額、就TransAlta Power之普通合夥人於TransAlta Power之權益支付的金額及收購建議與其有關交易的成本(但不包括以Stanley之初期資本支付的任何金額或成本)，扣除(c)Stanley就支付購買單位之成本而借入的過渡融資(「過渡融資」)金額的百份之五十。本公司亦同意就過渡融資按個別基準作出擔保，以百份之五十為限。

本公司的獨立股東(即長江基建及其聯繫人以外的股東)於二零零七年十二月二十七日舉行的股東特別大會上已批准該協議及其有關交易，而該協議亦已於二零零七年十二月二十八日完成。

根據上市規則，該協議構成本公司之關連交易。該協議已於二零零七年十月三十日上載於聯交所及本公司網址之通告內及日期為二零零七年十一月二十日之致股東通函內向股東披露，現根據上市規則第十四A條四十五節披露有關資料。

綜合損益表及資產負債表的註釋

綜合損益表	2007 港幣 百萬元	2006 港幣 百萬元	增加/(減少) 港幣 百萬元	%	註釋
營業額	**12,524**	12,181	343	2.8	此賬項增加主要由於售電量增加及二零零七年並無特別回扣。
其他收入及其他收益淨額	**1,547**	1,044	503	48.2	此賬項增加主要由於一項退休計劃精算調整及存款利息收入增加，但因在Northern Gas Networks有限公司的投資於二零零七年被列作聯營公司及其收入按權益法入賬而部分抵銷。
直接及其他營運成本	**5,202**	4,891	311	6.4	此賬項增加主要由於政府差餉及折舊費用增加。
財務成本	**634**	420	214	51.0	此賬項增加主要由於利息資本化減少及利率上升。
應佔聯營公司溢利減虧損	**524**	229	295	128.8	此賬項增加主要由於澳洲售電業務溢利上升及Northern Gas Networks有限公司的應佔溢利入賬。
所得稅	**1,296**	1,301	(5)	-0.4	此賬項減少主要由於轉回以往年度所得稅的過剩準備。
管制計劃調撥	**15**	–	15	–	管制計劃調撥是根據管制計劃協議計算。
股東應佔溢利					
— 香港業務	**6,727**	6,173	554	9.0	香港業務之增加主要由於售電量增加、並無特別回扣、退休計劃精算調整及存款利息收入上升，但被成本增加而部分抵銷。
— 國際業務	**721**	669	52	7.8	國際業務之增加主要由於澳洲售電業務溢利上升及澳元增強。
本年度溢利	**7,448**	6,842	606	8.9	

綜合資產負債表	2007 港幣 百萬元	2006 港幣 百萬元	增加/ (減少) 港幣 百萬元	%	註釋
固定資產	**46,058**	46,496	(438)	-0.9	集團二零零七年之資本支出達港幣十七億四千七百萬元，主要投資於發電、輸電及配電的資產上。本年度之折舊及攤銷費用為港幣二十一億四千四百萬元。變賣固定資產總額為港幣四千一百萬元（賬面淨值）。
聯營公司權益	**9,071**	6,339	2,732	43.1	此賬項增加主要因為之前被列作可供出售股本證券投資之Northern Gas Networks有限公司由二零零七年起分類為聯營公司，澳元增強及新收購的投資項目。
其他資產	**15,546**	14,944	602	4.0	此賬項增加主要由於現金存款及僱員退休福利資產上升，但因在Northern Gas Networks有限公司之投資於二零零七年起列作聯營公司而部分抵銷。
銀行貸款及其他貸款	**13,495**	14,689	(1,194)	-8.1	此賬項減少主要由於香港售電業務融資需要減少。
本期及遞延税項	**5,868**	5,983	(115)	-1.9	此賬項減少主要由於暫繳税已於二零零七年繳交。
其他負債	**3,193**	3,022	171	5.7	此賬項增加主要由於僱員退休福利負債及客戶按金增加。
發展基金及減費儲備	**15**	–	15	–	該結餘乃根據管制計劃協議計算。
資產淨值	**48,104**	44,085	**4,019**	9.1	
			↑		
未在綜合損益表確認的淨溢利			**519**		換算本集團之海外附屬公司及聯營公司投資之匯兑差額、衍生金融工具之現金流量對沖及僱員退休計劃之精算損益，已直接記入儲備內。
			↑		
已付股息			**(3,948)**		在二零零七年內核准並派發之上年度末期股息及本年度中期股息。
			↑		
本年度溢利			**7,448**		

財務回顧

資本開支、流動資金及財政資源

集團本年度之資本開支為港幣十七億四千七百萬元，該資本開支主要以營運業務產生之現金流量提供資金。年終之向外貸款總額為港幣一百三十四億九千五百萬元（二零零六年為港幣一百四十六億八千九百萬元），包括無抵押之銀行貸款及已發行之債務證券。此外，集團已承擔但未動用之銀行貸款總額為港幣七十一億四千五百萬元（二零零六年為港幣五十六億八千六百萬元），而可動用之流動資金為港幣一百二十一億八千萬元（二零零六年為港幣一百零四億六千二百萬元）。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險，目的為確保公司財政資源充足，以配合再融資及業務發展之需要，並同時有效地管理集團外匯、利率及買賣對手的信貸風險。

於二零零七年一月，香港電燈有限公司（「港燈」）透過其附屬公司Hongkong Electric Finance有限公司，發行總值港幣五億元年息四點三二厘及還款期至二零一二年的定息票據。於二零零七年第三季，港燈就其現有的港幣五十億元銀行貸款，以較具競爭力的息率進行再融資安排，是次安排更將集團整體貸款之還款期延長。

本公司就其在英國的投資項目作融資結構檢討，並於二零零七年十一月，本公司投資於該項目約百分之五十股本投資以銀行貸款進行再融資安排。

集團整體財政狀況於年內仍保持強勁。標準普爾於二零零八年一月確定香港電燈集團有限公司及港燈之長期信貸評級為A+級，信貸評級前景為穩定。於二零零七年十二月三十一日，集團之淨負債為港幣十三億一千五百萬元（二零零六年為港幣四十二億二千七百萬元），資本淨負債比率為百分之三（二零零六年為百分之十）。

集團向外貸款包括外匯及利率掉期合約在內的結構如下：

貨幣類別


6% 英鎊
31% 澳元
63% 港元

還款期限


14% 五年以上
16% 一年內
70% 二至五年

結構類別


25% 資本市場工具
75% 銀行貸款

利率結構


41% 浮動利率
59% 固定利率

集團按其庫務政策積極管理外匯及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。為控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持為定息或上限息類別。以定息或浮息貸款或採用利率掉期或利率上限合約管理利率風險。於二零零七年十二月三十一日，集團貸款中的百分之五十九為定息類別。

集團的外匯風險主要來自海外投資，以及進口予港燈的燃料和資本設備所產生的費用。集團運用遠期合約及外匯掉期合約以管理外幣交易風險。於二零零七年十二月三十一日，集團約百分之九十五之交易風險以美元為單位或已作對沖為港元或美元為單位。為緩和集團於海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值時構成影響，由此產生的匯兑差額會包括在集團之儲備賬目內，在投資項目出售之前，此等匯兑差額不會影響集團的現金流量，故此集團並無就此等外匯折算風險進行對沖。

於二零零七年十二月三十一日，未履行的衍生金融工具合約名義總額為港幣九十五億七千六百萬元（二零零六年為港幣五十三億零六百萬元）。

集團資產押記

集團抵押一聯營公司之股份，作為該聯營公司項目融資貸款的部分抵押安排。於二零零七年十二月三十一日，集團應佔該聯營公司之賬面值為港幣二億八千一百萬元（二零零六年為港幣七千五百萬元）。

或有債務

本公司就一聯營公司之銀行貸款港幣二十四億八千二百萬元（二零零六年：無）作出擔保。

本公司就附屬公司之銀行及其他貸款額及就附屬公司之財務承擔合共港幣五十二億八千六百萬元（二零零六年為港幣五十五億六千三百萬元）作出擔保及賠償保證。在該或有債務中，港幣五十一億五千六百萬元（二零零六年為港幣五十二億五千七百萬元）已反映在集團的綜合資產負債表內。

集團的全資附屬公司港燈就一項於租約期滿日之港幣二億一千萬元（二零零六年為港幣二億一千萬元）設備租賃價值而向第三者作出擔保。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零七年十二月三十一日止，除董事酬金外，集團的員工薪酬總支出達港幣八億四千三百萬元（二零零六年為港幣八億八千七百萬元）。於二零零七年十二月三十一日，集團長期僱員人數為一千八百七十九名（二零零六年為一千九百三十一名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言、電腦知識和與本行業有關的技術，以及各樣與工作相關的教育課程，藉此增加員工多方面的技術和知識。

董事局報告

（以港幣顯示）

董事局同寅謹向各股東呈交集團截至二零零七年十二月三十一日止年度（「本年度」）之報告及已審核之財務報表。

主要業務

本公司的主要業務為投資控股及附屬公司的主要業務為發電及電力供應。本公司的主要附屬公司詳情載於第一百零八頁之財務報表附錄二內。

財務報表

本集團截至二零零七年十二月三十一日止年度之綜合損益表刊載於第五十頁，顯示本年度除稅及管制計劃調撥後之集團溢利為七十四億四千八百萬元（二零零六年為六十八億四千二百萬元）。本公司及集團於二零零七年十二月三十一日的財政狀況載於第五十頁至第一百零九頁的財務報表內。

股息

中期息每股普通股五角八分（二零零六年為五角八分）已於二零零七年九月二十一日派發予各股東，現董事局建議派發末期股息每股普通股一元四角三分（二零零六年為一元二角七分），並定於二零零八年五月十六日派發予二零零八年五月十五日已登記在股東名冊之股份持有人。

儲備

本年度內本公司及集團之儲備變動詳情載於財務報表附註第二十八項內。

慈善捐款

本年度本集團之慈善捐款共達三百萬元（二零零六年為二百萬元）。

固定資產

本年度本集團所添置之固定資產共達十七億四千七百萬元（二零零六年為二十三億零五百萬元）。變動詳情載於財務報表附註第十四項內。

附屬公司

各主要附屬公司之名稱、主要業務、經營及成立的地方及已發行股本與債務證券之細節，已詳列於第一百零八頁之財務報表附錄二內。

五年業績概要

本集團之五年業績概要刊載於第一百一十頁內。

主要客户及供應商

截至二零零七年及二零零六年十二月三十一日止各年度內，本集團前五名最大客戶合計所佔集團之營業額，均不超越百分之三十。

截至二零零七年十二月三十一日止年度，最大營業物品供應商佔集團本年度之營業物品採購總額為百分之二十八點七（二零零六年為百分之二十點五），而前五名最大之營業物品供應商合計則為百分之六十八點九（二零零六年為百分之六十四點七）。

本公司的董事、與董事有聯繫人士或任何股東（據董事所知，持有本公司股本百分之五以上）均沒有於本年度任何時間擁有這些主要客戶及供應商的任何權益。

董事

本年度在職董事為霍建寧先生、曹棨森先生、周胡慕芳女士、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生、夏佳理先生、麥理思先生、余立仁先生、顧浩格先生、佘頌平先生及黃頌顯先生。

本公司董事周胡慕芳女士於本年度內亦任霍建寧先生及陸法蘭先生的替任董事。

余立仁先生已於二零零八年一月二日辭任董事之職。

陳來順先生於二零零八年二月十一日獲委任為甘慶林先生之替任董事。

阮水師先生於二零零八年三月一日獲委任為執行董事。

霍建寧先生、曹棨森先生、夏佳理先生、甄達安先生、甘慶林先生、顧浩格先生、李澤鉅先生、麥理思先生及周胡慕芳女士將根據本公司章程細則第一百一十六條及刊載於香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四之A.4.2 守則於二零零八年五月十五日舉行之股東週年大會上輪值告退，而阮水師先生則根據本公司章程細則第九十九條於該大會上告退。上述董事皆符合資格，如再度被選，願繼續留任。

根據證券及期貨條例須予披露之股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於二零零七年十二月三十一日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第二及三分部之條文須向本公司披露之權益或淡倉之股東（本公司董事或最高行政人員除外）如下：

於本公司股份之好倉

名稱	身分	持有股份數目		佔股權之概約百分比
Silchester International Investors Limited	投資經理	128,423,957		6.02%
Interman Development Inc.	實益擁有人	186,736,842	*(附註一)*	8.75%
Venniton Development Inc.	實益擁有人	197,597,511	*(附註一)*	9.26%
Univest Equity S.A.	實益擁有人	279,011,102	*(附註一)*	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674	*(附註一)*	13.46%
Hyford Limited	受控制公司之權益	829,599,612	*(附註二)*	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612	*(附註二)*	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612	*(附註三)*	38.87%
和記企業有限公司	受控制公司之權益	829,599,612	*(附註三)*	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612	*(附註三)*	38.87%
長江實業（集團）有限公司	受控制公司之權益	829,599,612	*(附註四)*	38.87%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612	*(附註五)*	38.87%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612	*(附註六)*	38.87%
身為另一全權信託之信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612	*(附註六)*	38.87%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612	*(附註六)*	38.87%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份內。

(二) 由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本，和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司該等股份權益。

(六) 根據證券及期貨條例，李嘉誠先生(為The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)、Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)以DT2信託人身分均被視為持有上述附註(五)所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

除上文披露者外，於二零零七年十二月三十一日，概無任何人士(本公司董事或最高行政人員除外)曾知會本公司擁有根據證券及期貨條例第XV部第二及三分部之條文須向本公司披露或記載於本公司按證券及期貨條例第三百三十六條存放之登記冊內的本公司股份及相關股份之權益或淡倉。

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份(二零零六年：無)。

購買股份或債券之安排

本公司或其任何附屬公司於本年度任何時間內，概未參與任何部署使本公司董事可藉購買本公司或其他法人團體之股份或債券而獲利(二零零六年：無)。

公眾持有股份

根據本公司可獲得之資料，由公眾人士所持有本公司的股份超過本公司已發行股份數目百分之二十五。

遵照上市規則第十三章第13.22條須予披露之資料

有關本集團給予若干聯屬公司的財務支援，茲將根據上市規則第十三章第13.22條的規定而須予披露的該等聯屬公司於二零零七年十二月三十一日之合併資產負債表載列如下：

該等聯屬公司之合併資產負債表

於二零零七年十二月三十一日	**百萬元**
非流動資產	71,221
流動資產	4,758
流動負債	(14,099)
非流動負債	(51,483)
資產淨值	10,397
股本	5,488
儲備	4,909
資本及儲備	10,397

於二零零七年十二月三十一日，本集團於該等聯屬公司之綜合應佔權益合共為七十三億二千萬元。

核數師

在即將舉行之股東週年大會上將提出一項重新委聘畢馬威會計師事務所為本公司核數師之決議案。本公司在過去三年內任何一年，並無更改核數師。

承董事局命

主席

霍建寧

香港，二零零八年三月六日

獨立核數師報告

致香港電燈集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第五十頁至一百零九頁香港電燈集團有限公司的財務報表，此財務報表包括於二零零七年十二月三十一日的綜合及貴公司的資產負債表與截至該日止年度的綜合損益表、綜合確認收支報表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任
董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任
我們的責任是根據我們的審核對該等財務報表作出意見。我們是按照香港《公司條例》第一百四十一條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見
我們認為，該等財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的事務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道十號
太子大廈八樓

香港，二零零八年三月六日

綜合損益表

截至二零零七年十二月三十一日止年度

	附註	2007 港幣百萬元	2006 港幣百萬元
營業額	四	**12,524**	12,181
直接成本		**(4,218)**	(4,083)
		8,306	8,098
其他收入及其他收益淨額	五	**1,547**	1,044
其他營運成本		**(984)**	(808)
財務成本	七	**(634)**	(420)
經營溢利		**8,235**	7,914
應佔聯營公司溢利減虧損		**524**	229
除稅前溢利	八	**8,759**	8,143
所得稅：	九		
本期稅項		**(1,301)**	(1,314)
遞延稅項		**5**	13
		(1,296)	(1,301)
除稅後溢利		**7,463**	6,842
管制計劃調撥	十一		
撥入：			
發展基金		**(14)**	–
減費儲備		**(1)**	–
		(15)	–
股東應佔溢利			
香港業務		**6,727**	6,173
國際業務		**721**	669
本年度溢利		**7,448**	6,842
應付予本公司股東之本年度股息：	十二		
年內已宣派股息		**1,238**	1,238
結算日後建議分派末期股息		**3,052**	2,710
		4,290	3,948
每股溢利			
基本及攤薄	十三	**3.49元**	3.21元

載於第五十四頁至第一百零九頁之附註為本財務報表之一部分。

資產負債表

於二零零七年十二月三十一日

	附註	集團 2007 港幣百萬元	集團 2006 港幣百萬元	公司 2007 港幣百萬元	公司 2006 港幣百萬元
非流動資產					
固定資產					
一物業、機器及設備		**41,112**	41,763	**–**	–
一在建造中資產		**2,623**	2,355	**–**	–
一根據經營租賃持作自用之租約土地權益		**2,323**	2,378	**–**	–
	十四	**46,058**	46,496	**–**	–
附屬公司權益	十五	**–**	–	**28,801**	26,992
聯營公司權益	十六	**9,071**	6,339	**–**	–
其他非流動財務資產	十七	**66**	1,687	**–**	–
衍生金融工具	廿四	**122**	47	**–**	–
遞延税項資產	廿五	**–**	1	**–**	1
僱員退休福利資產	廿六	**1,106**	578	**62**	34
		56,423	55,148	**28,863**	27,027
流動資產					
存貨	十八	**539**	484	**–**	–
應收營業及其他賬項	十九	**1,197**	1,119	**102**	51
燃料價條款賬	二十	**336**	566	**–**	–
銀行存款及現金	廿一	**12,180**	10,462	**12,154**	10,417
		14,252	12,631	**12,256**	10,468
流動負債					
應付營業及其他賬項	廿二	**(1,071)**	(1,095)	**(43)**	(37)
銀行透支一無抵押		**–**	(4)	**–**	–
銀行貸款及其他貸款流動部分	廿三	**(2,191)**	(1,089)	**–**	–
本期税項		**(424)**	(551)	**(12)**	(9)
		(3,686)	(2,739)	**(55)**	(46)
流動資產淨額		**10,566**	9,892	**12,201**	10,422
總資產減流動負債		**66,989**	65,040	**41,064**	37,449
非流動負債					
計息貸款	廿三	**(11,304)**	(13,596)	**–**	–
衍生金融工具	廿四	**(7)**	(1)	**–**	–
客戶按金		**(1,585)**	(1,537)	**–**	–
遞延税項負債	廿五	**(5,444)**	(5,432)	**–**	–
僱員退休福利負債	廿六	**(530)**	(389)	**(105)**	(81)
		(18,870)	(20,955)	**(105)**	(81)
減費儲備	十一 (b)	**(1)**	–	**–**	–
發展基金	十一 (a)	**(14)**	–	**–**	–
資產淨值		**48,104**	44,085	**40,959**	37,368
資本及儲備					
股本	廿七	**2,134**	2,134	**2,134**	2,134
儲備		**45,970**	41,951	**38,825**	35,234
本公司股東應佔之股本權益總額	廿八	**48,104**	44,085	**40,959**	37,368

經董事局於二零零八年三月六日核准並許可發出

主席
霍建寧

集團董事總經理
曹棨森

載於第五十四頁至第一百零九頁之附註為本財務報表之一部分。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	2007 港幣百萬元	2006 港幣百萬元
營運活動			
來自營運之現金	廿九	**9,639**	9,739
已付利息		**(658)**	(374)
已收利息		**1,109**	686
已付香港利得稅		**(1,427)**	(983)
已付海外稅項		**(1)**	–
來自營運活動之現金淨額		**8,662**	9,068
投資活動			
購置固定資產及資本存貨		**(1,568)**	(1,978)
增加三個月以上到期之銀行存款		**(4,102)**	–
已付資本化利息		**(117)**	(231)
出售固定資產收益及按金		**6**	12
於聯營公司的投資		**(203)**	(12)
於可供出售股本證券的投資		**–**	(5)
給予聯營公司的新增貸款		**(27)**	(11)
聯營公司償還貸款		**–**	126
已收聯營公司之股息		**429**	94
已收可供出售股本證券之股息		**–**	177
用於投資活動之現金淨額		**(5,582)**	(1,828)
融資活動			
新增銀行貸款及其他貸款		**1,308**	7,354
償還銀行貸款及其他貸款		**(2,868)**	(3,692)
償還遞延應付賬項		**–**	(74)
新增客戶按金		**263**	251
償還客戶按金		**(215)**	(222)
已付予本公司股東之股息		**(3,948)**	(4,952)
用於融資活動之現金淨額		**(5,460)**	(1,335)
現金及現金等值之(減少)／增加淨額		**(2,380)**	5,905
於一月一日之現金及現金等值		**10,458**	4,553
於十二月三十一日之現金及現金等值		**8,078**	10,458
現金及現金等值結存分析			
現金及現金等值	廿一	**8,078**	10,462
銀行透支 – 無抵押		**–**	(4)
		8,078	10,458

載於第五十四頁至第一百零九頁之附註為本財務報表之一部分。

綜合確認收支報表

截至二零零七年十二月三十一日止年度

	附註	**2007** **港幣百萬元**	2006 港幣百萬元
換算下列各項的匯兌差額：			
海外附屬公司的財務報表		**282**	(33)
海外聯營公司		**171**	103
可供出售投資重新介定為聯營公司	廿八(a)	**(79)**	–
現金流量對沖：			
公平價值有效部分變動(扣除遞延税項後的淨額)		**122**	130
已撥入損益表		**–**	–
已撥入非財務對沖項目之首次賬面金額		**3**	(6)
界定福利退休計劃精算損益(扣除遞延税項後的淨額)		**20**	316
在股本權益直接確認的淨收益	廿八(a)	**519**	510
本年度溢利		**7,448**	6,842
本年度確認的收益及開支總額	廿八(a)	**7,967**	7,352
本公司股東應佔部分		**7,967**	7,352

載於第五十四頁至第一百零九頁之附註為本財務報表之一部分。

一. 一般資料

香港電燈集團有限公司(「本公司」)為一間於香港註冊成立之有限公司,其註冊辦事處地址為香港堅尼地道四十四號。

二. 主要會計政策

(a) 合規聲明

本財務報表乃按照所有適用之香港財務報告準則(「香港財務報告準則」)(此詞彙統稱包括香港會計師公會(「香港會計師公會」)頒佈之所有適用之個別香港財務報告準則、香港會計準則(「香港會計準則」)及其詮釋、香港公認會計原則及香港《公司條例》有關規定)編製。本財務報表亦已符合適用的香港聯合交易所有限公司《證券上市規則》披露規定。本集團所採納之主要會計政策概要顯列如下。

香港會計師公會已頒佈若干全新及經修訂的香港財務報告準則,並於本集團及本公司的本期會計期間首次生效或可供提早採納。本財務報表內所反映於本期間及過往期間首次採納該等與本集團有關的全新及經修訂的香港財務報告準則引致之會計政策變動資料載於附註三。

(b) 財務報表的編製基準

截至二零零七年十二月三十一日止年度之綜合財務報表包括本公司及其附屬公司(統稱「本集團」)之賬目以及本集團於聯營公司之權益。

除於下文所載之會計政策說明外,本財務報表是以歷史成本作為編製基準。

管理層在編製符合香港財務報告準則規定之財務報表時須作出判斷、估計及假設,並會影響會計政策之應用及資產、負債、收入及支出之呈報金額。該等估計及相關假設乃根據過往經驗及在有關環境下被認為合理之其他各種因素而作出,其結果構成對該等無法從其他來源獲得賬面值之資產及負債的判斷基準。實際結果可能偏離該等估計。

該等估計及相關假設乃按持續基準進行檢討。倘會計估計之修訂僅影響某一期間,則於進行估計修訂的期間內確認會計估計之修訂,或倘該修訂影響現有期間及未來期間,該修訂則會於有關修訂之期間及未來期間予以確認。

管理層在採納香港財務報告準則時作出對本財務報表及有關估計具有重大影響,並有相當可能性於下年需作出重大調整之該等判斷,謹於附註卅六論述。

(c) 財務報表合併標準

本集團財務報表涵蓋香港電燈集團有限公司及其所有附屬公司截至每年十二月三十一日止之財務報表，並包括本集團在該年所佔之業績，及本集團應佔聯營公司收購後之業績。

(d) 附屬公司

附屬公司乃指受本集團所控制的實體。倘本公司有權監管一實體的財務及經營政策，並藉此從其經營活動中獲益，受控制便存在。在確定控制的存在，現時可行使的潛在投票權應一併考慮。

於附屬公司之投資由該控制權開始有效日期起至結束控制日期止期間併入本綜合財務報表。集團內部間之結餘和交易，及從集團內部交易中所產生之任何未實現利潤，均在編製本綜合財務報表時全部抵銷。集團內部交易中所產生之未實現虧損的抵銷方法與未實現利潤相同，但抵銷額只限於沒有證據顯示出現減值的部分。

本公司之資產負債表內，於附屬公司之投資按成本減去減值虧損（參閱附註二 (l)）入賬。

(e) 聯營公司

聯營公司乃指一家本集團或本公司在該公司管理方面包括參與財務及經營決策，可行使重大影響力（而非控制或聯合控制）的實體。

於聯營公司之投資根據權益法於本綜合財務報表列賬，並最初按成本入賬，其後就本集團所佔聯營公司之資產淨值在收購後之變動作出調整。綜合損益表包括本集團應佔聯營公司於本年度之收購後稅後業績，當中包括與聯營公司之投資有關及於本年度確認之任何商譽減值虧損（參閱附註二 (f) 及二 (l)）。

當本集團應佔之虧損超逾其於聯營公司之權益時，本集團之權益會被減至零，並終止進一步確認虧損，惟本集團已產生任何法律或推定承擔或代表聯營公司付款之情況除外。就此而言，本集團於聯營公司之權益為按權益法計算該投資所得之賬面值，連同實質上構成本集團於該聯營公司投資淨值一部分之本集團長期權益。

本集團與聯營公司之間交易所產生之未實現損益，均按本集團於聯營公司所佔之權益比率抵銷。惟假如未實現虧損顯示已轉讓資產出現耗蝕，則該等未實現虧損會即時在損益表內確認。

二. 主要會計政策(續)

(f) 商譽

商譽乃指業務合併成本或於聯營公司之投資額超逾本集團於被收購公司之可識別資產、負債及或然負債所佔權益之公平淨值之該部分數額。

商譽乃按成本減累計減值虧損列賬。商譽被分配予現金產生單位,且每年會進行減值測試(參閱附註二(l))。對於聯營公司,聯營公司權益之賬面值包含商譽賬面值。

本集團於被收購公司之可識別資產、負債及或然負債所佔權益之公平淨值超逾業務合併成本或於聯營公司之投資額之超逾部分數額會即時於損益表內確認。

年內出售現金產生單位或聯營公司時,所購入商譽之任何應佔金額會於出售時用於計算有關損益。

(g) 於債務證券及股本證券之其他投資

本集團及本公司有關債務證券及股本證券投資(於附屬公司及聯營公司之投資除外)之政策如下:

債務證券及股本證券投資最初按成本列賬,乃指其交易價格,除公平價值能以估價方法(其變量只可包括在可觀察的市場數據)可靠地計算出。除以下不同的指示外,成本包括歸屬交易成本。該等投資其後根據其分類列賬如下:

持作交易之證券投資被列作流動資產。所有歸屬的交易成本當產生時在損益表內確認。公平價值於各結算日進行重估,所產生之任何損益於損益表內確認。在損益表內確認的淨損益不包括從該投資獲得的任何股息或利息,因該等收入已根據附註二(u)(iii)列出的政策確認。

本集團及/或本公司確實地有能力及意向持有至到期之有期債務證券被列作持有至到期證券。持有至到期證券按已攤銷成本減去減值虧損於資產負債表內列賬(參閱附註二(l))。

在活躍市場中並無市場報價及其公平價值無法可靠計算之股本證券投資按成本減去減值虧損於資產負債表內確認(參閱附註二(l))。

證券投資並不屬於以上的類別便列作可供出售證券。公平價值於各結算日重新計算，所產生之任何損益直接於權益內確認，惟債務證券等貨幣項目因攤銷成本變動引起之匯兑損益直接於損益表內確認除外。該等投資的股息收入按附註二(u)(iii)列出的政策在損益表內確認，及倘該等投資須支付利息，按實際利息法計算出之利息則根據附註二(u)(iii)列出的政策於損益表內確認。倘該等投資被終止確認或減值虧損(參閱附註二(l))，先前直接於權益內確認之累計損益於損益表內確認。

該等投資於本集團承擔購入／出售該等投資當日，或於該等投資到期日確認／終止確認。

(h) 衍生金融工具

衍生金融工具最初按公平價值確認。其公平價值於各結算日重新計算。重新計算至公平價值所產生之損益均在損益表內扣除，除非該衍生工具符合現金流量對沖會計規定或對沖海外業務投資淨額。在這情況下，所產生之任何損益之確認方法將視乎被對沖項目的性質而定(參閱附註二(i))。

(i) 對沖

(i) 公平價值對沖

指定為公平價值對沖及符合公平價值對沖條件的對沖工具的公平價值變動，以及被對沖資產或負債因對沖風險而引起的任何公平價值變動，一概於損益表內確認。

(ii) 現金流量對沖

當衍生金融工具被指定對沖已確認資產或負債，或很有可能發生之預期交易，或已訂約未來交易之外匯風險之現金流量變化，重新計算衍生金融工具至公平價值產生之任何有效部分之損益直接於權益內確認。任何非有效部分之損益即時於損益表內確認。

倘預期交易之對沖其後導致確認非財務資產或非財務負債，相關損益會自權益內轉出，並列入非財務資產或負債之最初成本或其他賬面值。

倘預期交易之對沖其後導致確認財務資產或財務負債，相關損益會自權益內轉出，並於所收購資產或所承擔負債影響損益之相同期間(如確認利息收入或支出時)於損益表內確認。

對於現金流量對沖，除前兩個政策陳述涵蓋之該等情況外，相關損益會自權益內轉出，並於被對沖預期交易影響損益之相同期間於損益表內確認。

二. 主要會計政策(續)

(i) 對沖(續)

(ii) 現金流量對沖(續)

倘對沖工具到期或被出售、終止或行使,或本集團撤銷指定對沖關係,但被對沖預期交易預期仍會發生,該累計損益仍於權益內列賬,並於該交易發生時根據上述政策確認。倘被對沖交易預期將不會發生,於權益內確認之累計未實現損益即時於損益表內確認。

(iii) 對沖海外業務投資淨額

重新計算至對沖工具公平價值所產生之部分損益(用於對沖海外業務投資淨額並被認定為有效對沖)直接於權益內確認,直至有關海外業務被出售時止,其時直接於權益內確認之累計損益於損益表內確認。非有效部分即時於損益表內確認。

(j) 固定資產、折舊及攤銷

(i) 固定資產是以成本減去累計折舊(參閱附註二(j)(vi))、攤銷(參閱附註二(k))及減值虧損(參閱附註二(l))記入資產負債表。

(ii) 物業、機器及設備之自建項目成本包括材料成本、直接人工成本、拆除該等項目及恢復所在地塊至原狀之最初估計成本(若有關),以及適當比例之生產經常費用及借貸成本(參閱附註二(w))。

(iii) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入企業時,與已確認固定資產有關之其後開支便會加入資產的賬面值。所有其他其後支出則於產生期間確認為開支。

(iv) 報廢或出售固定資產項目所產生之損益以出售所得淨額與該項目的賬面值之間之差額釐定,並於報廢或出售當日在損益表內確認。

(v) 根據經營租賃持作自用之租約土地按成本減累計攤銷(參閱附註二(k))及減值虧損記入資產負債表(參閱附註二(l))。

(vi) 折舊以直線法按下列預計使用年限計算以撇銷固定資產成本減去（如有）其剩餘價值：

	年
電纜隧道	100
煤灰湖及氣體管道	50
樓宇、發電廠及機械、輸電及配電設備及架空電纜（132千伏及以上）	35
架空電纜（132千伏以下）、電纜及燃氣輪機	30
電錶、微波及光纖設備及幹線網絡	15
傢俬、固定裝置、雜項機械及設備	10
工場工具及辦公室設備	5
電腦	5至10
車輛及船舶	5至6

資產的使用年限及其剩餘價值（如有）兩者皆每年檢討。

(k) 租賃資產及經營租賃費用

如以單一付款或一連串付款換取在一段協議時間內轉讓特定資產使用權的安排，本集團決定該安排（包括單一交易或一連串交易）為一項租賃或包含租賃。該決定須根據評估該安排實質內容而釐定，不管該安排是否以租賃法律條文進行。

如屬本集團透過經營租賃使用資產之情況，則根據租賃作出之付款會在租賃期所涵蓋之會計期間內，以分期等額自損益表內扣除；但如有其他基準能更清楚地反映租賃資產所產生之收益模式則除外。

透過經營租賃持有之收購土地成本乃於該租賃期按直線法攤銷。

二. 主要會計政策

(l) 資產減值

(i) 債務證券及股本證券投資及其他應收賬項之減值

按成本或攤銷成本列賬或列作可供出售證券之債務證券及股本證券投資(除投資於附屬公司及聯營公司外(參閱附註二(l)(ii))及其他流動及非流動應收賬項於各結算日進行檢討，以確定是否有客觀憑證顯示其出現減值。減值的客觀憑證包括以下本集團關注的一項或以上損失事項的可觀察數據：

- 債務人重大的財務困難；
- 違反合約，例如拖欠或逾期償還利息或本金款項；
- 債務人進行破產或其他財務重組將有可能出現；
- 工業技術、市場、經濟或法律環境的重大改變對債務人有不利影響；及
- 投資於股本工具的公平價值遠低於或長期低過其成本。

倘有客觀憑證顯示其出現減值，則會按下列方法釐定及確認任何減值虧損：

- 對於按成本列賬之無報價股本證券及其他財務資產，有關減值虧損按該金融資產賬面值與估計未來現金流量之差額計算，再按類似金融資產之現行市場回報率進行折現(倘折現影響屬重大)。股本證券之減值虧損不予撥回。
- 對於按攤銷成本列賬之營業及其他流動應收賬項及其他金融資產，減值虧損按該項資產賬面值與估計未來現金流量現值之差額計算，再按有關金融資產之原先的實際利率(即按最初確認該等資產計算出之實際利率)進行折現(倘折現影響屬重大)。所有按攤銷成本列賬之金融資產若擁有類似風險性質(如相近的過期未付情況)和沒有被獨立評估減值，均按整體評估。而該等被評估減值之金融資產的未來現金流量乃根據該等信貸風險性質相似的資產的過往虧損經驗。

  倘減值虧損金額於往後期間減少，且該項減少可被客觀地認為與確認該減值虧損後所發生之事件有關，該減值虧損會於損益表內撥回。減值虧損之撥回不得導致該項資產之賬面值超逾倘於過往年度並無確認該減值虧損而可能釐定之金額。

— 對於可供出售證券，先前直接於權益內確認之累計虧損會自權益內轉出，並於損益表內確認。於損益表內確認之累計虧損金額等於收購成本（已扣除任何本金還款及攤銷金額）與現有公平價值之間之差額，減去先前於損益表內確認之該項資產之任何減值虧損。

就可供出售股本證券於損益表內確認之減值虧損不得於損益表內撥回。其後該等資產之任何公平價值增加會直接於權益內確認。

倘其後公平價值增加可被客觀地認為與確認該減值虧損後所發生之事件有關，則會撥回可供出售債務證券之減值虧損。該等情況下撥回之減值虧損會於損益表內確認。

減值虧損直接從相關資產中註銷。

(ii) 其他資產減值

在每個結算日均檢視內部和外來的信息，從而確定出下列資產有否出現減值跡象，或是（除商譽之情況外）以往確認的減值虧損不復存在或已經減少：

— 固定資產；

— 被歸類為經營租賃下持有之預付租賃土地權益；

— 附屬公司及聯營公司之投資；及

— 商譽。

倘若出現上述跡象，便會估計該資產之可收回金額。此外，無論有無任何減值跡象，商譽均會每年估計其可收回金額。

— *計算可收回金額*

資產之可收回金額乃指其售價淨額和使用價值兩者中之較高者。於評估使用價值時，會使用除稅前折現率將估計未來現金流量折現至現值，該折現率應乃反映市場當時所評估之貨幣時間價值及該資產之獨有風險。倘一些資產所產生之現金流入基本上不獨立於其他資產所產生之現金流入，則以能獨立產生現金流入之最小資產類別（即現金產生單位）來釐定可收回金額。

— *確認減值虧損*

當資產或其所屬現金產生單位之賬面值超出相關可收回金額時，減值虧損於損益表內確認。就現金產生單位所確認之減值虧損首先予以分配，以減低分配至現金產生單位（或一組單位）之任何商譽之賬面值及隨後按比例減低該單位（或一組單位）之其他資產之賬面值，惟資產賬面值不會減至低於其個別公平價值減銷售成本或低於使用價值（倘可釐定）。

二. 主要會計政策(續)

(l) 資產減值(續)

(ii) 其他資產減值(續)

– *撥回減值虧損*

就除商譽外之資產而言,倘若用於釐定資產可收回金額之估計出現有利轉變,減值虧損便會撥回,有關商譽之減值虧損則不予撥回。

撥回減值虧損之數額,以假設過往年度並無減值虧損之情況下資產應有之賬面值為限。撥回減值虧損計入確認撥回年度之損益表內。

(iii) 中期財務報告及減值

根據香港聯合交易所有限公司《證券上市規則》,本集團編製財政年度內首六個月之中期財務報告須遵守香港會計準則第三十四號「中期財務報告」的內容。於中期末,本集團均採用與財政年度終的相同減值測試、確認及撥回標準(參閱附註二(l)(i)及(ii))。

就商譽及以成本列賬之可供出售股本證券於中期確認減值虧損,不可於往後期間撥回。這是假設只能於與中期相關之財政年度年終減值評估時,即使沒有減值虧損或減少確認減值虧損也不能撥回。

(m) 存貨

煤、物料、燃油及液化天然氣之成本以加權平均成本法計算。

成本乃包括所有採購成本、加工成本及使此等存貨保持於目前之狀態及地點所產生之一切成本。存貨成本確認為開支包括存貨之所有撇銷及虧損。

(n) 應收營業及其他賬項

應收營業及其他賬項最初按公平價值確認,隨後按已攤銷成本減去呆壞賬減值準備(參閱附註二(l))列賬,惟倘該等應收款項乃向有關連人士作出之免息及無任何固定還款期或折現影響不大之貸款除外。於該等情況下,應收款項按成本減去呆壞賬減值準備列賬。

(o) 計息貸款

計息貸款最初按公平價值減去應佔交易成本確認。於初步確認後,計息貸款乃按已攤銷成本並加上所有應付利息及費用列賬,而初步確認金額與贖回價值之任何差額均於貸款期間用實際利率法確認於損益表。

(p) 應付營業及其他賬項

應付營業及其他賬項最初按公平價值確認，除財務擔保負債按附註二(t)(i)計算外，應付營業及其他賬項隨後按已攤銷成本列賬，惟倘折現影響不大則按成本列賬。

(q) 現金及現金等值

現金及現金等值包括銀行存款及現金、存放於銀行及其他財務機構之活期存款及短期和流通性極高之投資項目。該等投資項目可以容易地換算為已知之現金數額而價值變動方面的風險不大，並於購入後三個月內到期。就編製綜合現金流量表而言，倘若銀行透支必須於接獲通知時償還，而又是構成集團現金管理一部分，現金及現金等值也應包括銀行透支。

(r) 僱員福利

(i) 短期僱員福利

薪金、年度花紅、帶薪年假及非貨幣福利之成本均於僱員提供相關服務當年計算。倘延遲付款或結算而造成重大影響，則該等金額應按現值列賬。

(ii) 界定福利退休計劃之承擔

本集團就界定福利退休計劃承擔之義務淨額乃按每個計劃獨立計算，計算方法乃估計僱員於本期及以往期間提供服務所賺取未來福利之數額；將預期累積福利數額折讓以釐定現值；及扣除任何計劃資產之公平價值。計算現值所用之貼現率乃根據優質公司債券於結算日之收益率釐定；所參考公司債券之條款應與本集團就界定福利退休計劃承擔義務之條款相若。計算工作由專業精算師採用「預計單位貸記法」進行。

有關界定福利退休計劃之任何累積未確認精算損益均於發生期間全額確認入(損益表外)權益。

(iii) 定額供款退休計劃之供款

定額供款退休計劃之供款責任，包括根據香港《強制性公積金計劃條例》所規定之應付供款，當產生時即計入損益表內。

(s) 所得税

年度之所得税包括本期税項及遞延税項資產及負債之變動。本期税項及遞延税項資產及負債之變動均於損益表內確認，惟若涉及直接於權益中確認之項目，則於權益中確認。

本期税項乃根據年度應課税收益以於結算日已生效或實際有效之税率計算之預計應繳税項，並加以往年度應繳税項之調整。

二. 主要會計政策

(s) 所得税(續)

在財務報告中之資產及負債之賬面值與其税基之間出現可抵扣暫記差額及應課税暫記差額時，可分別產生遞延税項資產及負債。未使用之税損及税收抵免亦可產生遞延税項資產。

除一些有限制之例外情況，所有遞延税項負債及遞延税項資產必須確認。惟可確認之遞延税項資產，應以能抵銷該資產之可能出現之未來應課税溢利數額為限。

已確認遞延税項之數額乃根據資產或負債之賬面值變現或清償之預定模式，以於結算日已生效或實際有效之税率計算。遞延税項資產及負債均無須貼現。

遞延税項資產之賬面值於每年結算日進行檢討，倘若認為不再可能獲得足夠的應課税溢利以抵扣相關的税務利益，則須將其賬面值相應削減。該削減數額可在有足夠應課税溢利有可能出現時回撥。

本期税項和遞延税項結存，及其變動，均各自分開顯示及不會抵銷。

(t) 發出之財務擔保、撥備及或有債務

(i) 發出之財務擔保

財務擔保合約泛指發行者(即擔保人)須於擔保受益人(「持有人」)因指定債務人未能根據債務工具的條款支付到期款項而蒙受損失時，向持有人償付指定款項的合約。

集團發出之財務擔保，最初按擔保的公平價值(即指交易價格，惟其他公平價值能可靠地計算則除外)確認為遞延收益記入應付營業及其他賬項內。因發出之財務擔保收取或應收取報酬，該報酬須按集團的政策確認於合適的資產類別內。如沒有收取或應收取的報酬時，在最初確認遞延收益時即時確認一項開支於損益表內。

最初確認為遞延收益的擔保數額會於擔保期內在損益表攤銷，作為提供財務擔保的收入。此外，如發生下列兩項情形時，便須按附註二(t)(ii)方法撥備：(i)擔保合約持有人很可能將會要求本集團；及(ii)向本集團索償之金額將超逾現時記入應付營業及其他賬項之賬面值(即最初確認之數額減去累計攤銷)。

(ii) *其他撥備及或有負債*

倘若本集團或本公司須就已發生之事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益之資源外流，並可作出可靠之估計，便會就該時間或數額不定之其他負債作出撥備。如果貨幣時間價值重大，則按預計履行義務所需資源之現值計列準備。

倘若含有經濟效益之資源外流之可能性較低，或是無法對有關數額作出可靠之估計，便會將該義務披露為或有債務；但假如這類資源外流之可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否之潛在義務，亦會披露為或有債務；但假如這類資源外流之可能性極低則除外。

(u) 收入確認

(i) *管制計劃的收益條例*

香港電燈有限公司(「港燈」)之收益受香港特別行政區政府之管制計劃所監管，管制計劃給予港燈之准許收益水平，主要根據港燈之資本投資於發電、輸電及配電資產之回報(「准許利潤」)。港燈須呈交詳盡之財政計劃予政府批核，財政計劃推算港燈於計劃期內之准許利潤之決定性要素。

由二零零四年至二零零八年之現行財政計劃已獲政府批准。於計劃期間內，除非按照管制計劃內之條件於每年與政府進行之檢討過程中，確定需要增加收費之比率遠超過財政計劃所載之比率時須獲政府批准，其他則無須再經政府批准。

(ii) *燃料價條款賬*

按照管制計劃，燃料標準成本與實際燃料價格之間之差額會借(或貸)入燃料價條款賬內(「燃料價條款轉賬」)。

以增加(或減低)基本電費率所得出客戶應付之淨電費率，用燃料價條款附加費(或回扣)方式收取(或退還)客戶。該附加費(或回扣)會貸(或借)入燃料價條款賬內。

於每年財政年度之燃料價條款賬之年末結餘，乃代表年內之燃料價條款回扣(或附加費)與燃料價條款轉賬之差額連同以前年度之結餘。所有借方餘額轉入為遞延應收款項，將會由燃料價條款轉賬或燃料價條款附加費收回，及所有貸方餘額轉入為遞延應付款項，將會由燃料價條款轉賬或燃料價條款回扣清償。

二. 主要會計政策

(u) 收入確認(續)

(iii) 收益確認

電力收益乃根據該年度內客戶之用電量以基本電費率確認。於每個財政年度之每年電費檢討中，該基本電費率是與政府達成協議之電力收費單位。

已包括於一九九九年至二零零四年之財政計劃內，某個財政年度之燃料價條款回扣額超逾燃料價條款轉賬，目的是均衡增加客戶繳付之淨電費。均衡電費之影響僅為減少某年客戶應付之淨電費，而增加客戶於其他年度之淨電費。故此電費均衡化並未影響港燈之總收益，及燃料價條款賬(參閱附註二(u)(ii))有關結餘預期可從燃料價條款附加費超逾燃料價條款轉賬中收回。政府已同意於二零零八年底的任何虧絀結餘將可轉入及於二零零九年一月一日生效之新管制計劃的制度下收回。因此，於計算收益時，燃料價條款賬之借方餘額於資產負債表內視為遞延應收款項，及並未於每年之損益表內確認。

非上市投資的股息收入在股東收取款項的權利確立時確認。

利息收入以時間分配基礎及用實際利率法計算。

(v) 外幣換算

年內之各項外幣交易乃按交易日的外幣匯兑率或按供應商合約所定之合約匯兑率或用對沖買賣遠期外匯合約之匯兑率換算為港幣入賬。以外幣為單位的貨幣資產及負債則按結算日的匯率換算為港幣。

牽涉各項在建造中固定資產交易而產生之外幣兑換盈餘及虧損，倘於資產啟用日期前產生，均已撥入該固定資產成本內。所有其他兑換差額，已於損益表內處理。

以外幣按歷史成本計價之非貨幣資產及負債用交易日實際外幣匯兑率進行換算。以公平價值列賬及以外幣為單位之非貨幣資產及負債用釐定公平價值之日期實際外幣匯兑率進行折算。

海外業務之業績按照近似交易日的外幣匯兑率換算為港幣。資產負債表項目，包括合併於二零零五年一月一日或之後收購之海外業務產生之商譽，則按結算日之外幣匯兑率換算為港幣。所產生之匯兑差額確認於股東權益之獨立部分。合併於二零零五年一月一日之前收購之海外業務產生之商譽，則按收購海外業務之日適用之外幣匯兑率進行換算。

當出售海外業務時，與該海外業務有關而確認於股東權益之累計匯兑差額會在計算出售之溢利或虧損時包括在內。

(w) 借貸成本

除直接用作收購、建設或生產而需要相當長時間才可以投入原定用途或銷售之資產之借貸成本予以資本化外，借貸成本均於產生期間於損益表列支。

屬於合資格資產成本一部分之借貸成本於資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須之準備工作進行期間開始資本化。於使資產投入原定用途或銷售所必須之絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(x) 有關連人士

就該等財務報表而言，以下之人士被認為是本集團之有關連人士：

(i) 該人士能夠直接或間接透過一個或多個中間人控制本集團，或能對本集團之財政及經營決策上作出重大影響，或共同控制本集團；

(ii) 本集團與該人士均受共同控制；

(iii) 該人士乃指本集團的聯營公司或本集團為其中一個合營者的合營企業；

(iv) 該人士乃指本集團或本集團母公司的主要管理人員成員之一，或該個別人士的直系親屬之成員，或受該個別人士控制、共同控制或重大影響之團體；

(v) 在上文(i)所指的該人士的直系親屬成員或受該個別人士控制、共同控制或重大影響之團體；或

(vi) 該人士乃指提供予本集團或與本集團有關連人士之團體的僱員離職後福利計劃。

直系親屬成員之個別人士乃指該親屬成員在與團體交易時可能影響或被影響的個別人士。

(y) 分部報告

分部乃指本集團內可明顯區分之組成部分，並且負責提供商品或服務(業務分部)，或於一特定之經濟環境中提供商品或服務(地區分部)，並且承擔著不同於其他分部之風險及回報。

按照本集團內部財務報告模式，本集團採納了業務分部為主要分部報告形式而地區分部則作為次要分部報告形式。

三. 會計政策變動

香港會計師公會已頒佈若干全新及經修訂的香港財務報告準則及詮釋，並於本集團及本公司的本期會計期間首次生效或可供提早採納。

該等新的香港財務報告準則及詮釋對本財務報表於呈報年度所採納的會計政策並無重大改變，但是，因採納香港財務報告準則第七號「金融工具：披露」及香港會計準則第一號之修訂「財務報表之呈報：資本披露」，附加的披露如下列：

因採納香港財務報告準則第七號，本財務報表包括擴大披露有關本集團重大的金融工具及其性質，以及由該等工具產生的風險程度，較以前須就香港會計準則第三十二號「金融工具：披露及呈報」而披露的資料為多。這些披露已全部於本財務報表內披露，特別是在附註三十。

香港會計準則第一號之修訂提出附加披露規定，須披露有關資本水平及本集團及本公司之目標、政策及管理資本過程的資料。這些新披露載於附註廿八(g)。

香港財務報告準則第七號及香港會計準則第一號之修訂兩者都並無對本財務報表已確認的數額的分類、確認及計量構成任何重大影響。

本集團概無應用任何本期會計期間尚未生效之新訂準則或詮釋(參閱附註卅七)。

四. 營業額

本集團之主要業務為發電及電力供應。

集團之營業額包括電力銷售、其他電力有關收入及工程及顧問服務收入。年內已在營業額中確認的各項重要收入分析如下列：

	2007 **百萬元**	2006 百萬元
電力銷售	**12,452**	12,326
電力銷售之特別補貼	**–**	(205)
電力銷售之優惠折扣	**(5)**	(5)
電力有關收入	**31**	23
技術服務收入	**46**	42
	12,524	12,181

五. 其他收入及其他收益淨額

	2007 百萬元	2006 百萬元
其他收入		
非按公平價值在損益表入賬的財務資產的利息收入	**1,039**	724
非上市可供出售股本證券之股息收入	**–**	177
界定福利退休計劃縮減收益(參閱附註廿六)	**422**	–
其他收入	**73**	25
	1,534	926
其他收益淨額		
外匯匯兌差額 — 貸款及應收賬款	**10**	110
變賣固定資產溢利淨額	**3**	8
	13	118
總額	**1,547**	1,044

六. 分部資料

(a) 業務分部

本集團主要業務分部為電力銷售及基建投資。本集團的業務分部之財務資料載於第一百零六頁附錄一(a)。

(b) 地區分部

本集團透過其附屬及聯營公司於兩個主要地區經營 — 香港及澳洲。本集團的業務營運之財務資料按地區載於第一百零七頁附錄一(b)。

七. 財務成本

	2007 百萬元	2006 百萬元
銀行透支、貸款及五年內償還之其他貸款利息	**620**	574
超越五年償還期之其他借貸利息	**138**	79
減去:資本化為固定資產之利息	**(111)**	(221)
轉作燃料成本之利息	**(13)**	(12)
與非按公平價值在損益表處理的財務負債有關的總利息支出	**634**	420

利息開支按平均年息約百分之四點五(二零零六年為百分之四點五)的比率撥作在建造中資產的資本支出。

八. 除稅前溢利

	2007 百萬元	2006 百萬元
除稅前溢利已扣除下列項目：		
折舊	**1,963**	1,832
租約土地攤銷	**57**	55
存貨成本	**2,176**	1,774
存貨減值	**4**	4
員工成本	**493**	486
經營租賃費用－設備	**62**	62
固定資產註銷	**22**	21
核數師酬金：		
核數及有關核數之工作		
－畢馬威會計師事務所	**4**	4
－其他核數師	**1**	–
非核數工作		
－畢馬威會計師事務所	**2**	–
－其他核數師	**3**	2

本公司股東應佔之綜合溢利包括七十五億五千二百萬元（二零零六年為五十八億七千萬元）已計入本公司之財務報表內。

九. 所得稅

(a) 在綜合損益表所示的稅項為：

	2007 百萬元	2006 百萬元
本期稅項 — 香港利得稅		
本年度準備	**1,300**	1,313
本期稅項 — 海外		
本年度準備	**1**	1
	1,301	1,314
遞延稅項		
產生及撥回暫記差額（參閱附註廿五(a)）	**(5)**	(13)
	1,296	1,301

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十七點五（二零零六年為百分之十七點五）計算。海外稅項準備乃按照本年度的估計應課稅溢利以適用的稅率計算。

(b) 稅項支出與會計溢利按適用稅率計算之對賬：

	2007 百萬元	2006 百萬元
除稅前溢利	**8,759**	8,143
按照在相關國家獲得溢利的適用稅率計算除稅前溢利之名義稅項	**1,443**	1,386
不可抵扣支出之稅項影響	**4**	57
非課稅收入之稅項影響	**(151)**	(142)
實際稅項支出	**1,296**	1,301

十. 董事酬金及高層管理人員報酬

(a) 董事酬金

董事之酬金包括本公司及其附屬公司支付予董事作為管理本公司及其附屬公司業務之報酬。每位本公司董事之酬金如下：

董事姓名	袍金 百萬元	基本薪金、 津貼及 其他福利 百萬元	退休計劃 供款 百萬元	花紅 百萬元	2007 酬金總額 百萬元	2006 酬金總額 百萬元
執行董事						
翟建寧(四)	0.12	0.27	–	–	**0.39**	0.37
主席						
曹紫森						
集團董事總經理	0.07	7.35	–	9.50	**16.92**	14.62
周胡慕芳	0.07	0.03	–	–	**0.10**	0.10
甄達安(五)	0.07	0.08	–	–	**0.15**	2.93
甘慶林	0.07	0.05	–	–	**0.12**	0.12
李蘭意						
董事兼工程總經理	0.07	4.55	–	4.11	**8.73**	8.40
李澤鉅	0.07	0.37	–	–	**0.44**	0.29
麥堅(一)(六)						
集團財務董事	0.07	3.82	0.28	2.42	**6.59**	6.23
陸法蘭	0.07	0.04	–	–	**0.11**	0.11
尹志田(八)						
董事兼集團發展總經理	0.07	3.80	0.41	3.24	**7.52**	6.77
非執行董事						
夏佳理(三)	0.14	0.05	–	–	**0.19**	0.20
麥理思	0.07	0.02	–	–	**0.09**	0.09
顧浩格(二)(三)	0.14	–	–	–	**0.14**	0.14
余頌平(二)(三)(四)	0.16	0.03	–	–	**0.19**	0.19
黃頌顯(二)(三)(四)	0.16	0.09	–	–	**0.25**	0.25
余立仁(七)	0.07	0.03	–	–	**0.10**	0.10
2007年總額	**1.49**	**20.58**	**0.69**	**19.27**	**42.03**	40.91
2006年總額	1.49	21.36	0.72	17.34		40.91

附註：

(一) 於本年度內，本集團聯營公司Ratchaburi Power Company, 有限公司支付董事袍金二十五萬五千泰銖予麥堅先生，麥先生並將該董事袍金支付予本公司。

(二) 獨立非執行董事。

(三) 審計委員會成員。

(四) 薪酬委員會成員。

(五) 於二零零六年二月一日起終止出任集團財務董事。

(六) 於二零零六年二月一日起出任集團財務董事。

(七) 於二零零八年一月二日起辭任董事一職。

(八) 尹志田先生的職位名稱由二零零八年三月一日起更改為工程及發展董事。

(b) 高層管理人員報酬

集團個人最高薪酬之前五名包括四名董事(二零零六年為四名),其總薪酬如上列,構成五名的其餘一名(二零零六年為一名),其總薪酬則如下列:

	2007 百萬元	2006 百萬元
薪金及其他福利	3.80	3.79
退休計劃供款	0.39	0.37
	4.19	4.16

其餘一名(二零零六年為一名)高層管理人員報酬在以下區域之內:

	2007 人數	2006 人數
4,000,001元 至 4,500,000元	1	1

十一. 管制計劃調撥

香港電燈有限公司(「港燈」)即本公司之一全資附屬公司,其財務活動受與香港特別行政區政府共同訂立之管制計劃協議所管制。該管制計劃給予港燈可賺取准許利潤(參閱附註二(u)(i))。按管制計劃計算,准許利潤與管制計劃收入淨額之差額,將由港燈之損益表內撥往發展基金或自該基金撥回損益表。若管制計劃收入淨額低於准許利潤時,由發展基金撥往損益表之數額將不能超逾發展基金之結餘。此外,再按照發展基金平均結存百分之八,由港燈之損益表撥往減費儲備。該減費儲備將於日後退還客戶。發展基金及減費儲備之變動如下:

(a) 發展基金

	2007 百萬元	2006 百萬元
一月一日	–	–
撥自損益表	14	–
十二月三十一日	14	–

十一. 管制計劃調撥

(b) 減費儲備

	2007 百萬元	2006 百萬元
一月一日	–	–
撥自損益表	1	–
十二月三十一日	1	–

十二. 股息

(a) 應付予本公司股東之本年度股息

	2007 百萬元	2006 百萬元
已宣告並派發之中期股息每股普通股五角八分 （二零零六年為每股普通股五角八分）	1,238	1,238
於結算日後建議分派末期股息每股普通股一元四角三分 （二零零六年為每股普通股一元二角七分）	3,052	2,710
	4,290	3,948

在結算日後建議分派的末期股息以2,134,261,654普通股（二零零六年為2,134,261,654普通股）計算，該股數乃年終時發行股本之總數。在結算日後建議分派的末期股息於結算日尚未確認為負債。

(b) 應付予本公司股東之上個財政年度之股息，並於本年度內核准並派發

	2007 百萬元	2006 百萬元
屬於上個財政年度之末期股息及特別股息於本年度內核准並派發：		
普通 – 每股普通股一元二角七分 （二零零六年為每股普通股一元零一分）	2,710	2,156
特別 – 無 （二零零六年為每股普通股七角三分）	–	1,558
	2,710	3,714

十三. 每股溢利

每股溢利是按照本年度本公司股東應佔溢利七十四億四千八百萬元（二零零六年為六十八億四千二百萬元）及本年度已發行2,134,261,654普通股（二零零六年為2,134,261,654普通股）計算。

在二零零七年及二零零六年截至十二月三十一日止年度內，並無潛在攤薄盈利的普通股。

十四. 固定資產

百萬元	地盤平整及樓房	廠房、機器及設備	在建造中資產	小計	根據經營租賃持作自用之租約土地權益	固定資產總額
集團						
成本：						
二零零六年一月一日	12,045	47,453	5,524	65,022	2,818	67,840
添置	–	228	2,081	2,309	(4)	2,305
轉變類別	1,330	3,920	(5,250)	–	–	–
變賣	(2)	(170)	–	(172)	(3)	(175)
二零零六年十二月三十一日	13,373	51,431	2,355	67,159	2,811	69,970
二零零七年一月一日	**13,373**	**51,431**	**2,355**	**67,159**	**2,811**	**69,970**
添置	**5**	**285**	**1,454**	**1,744**	**3**	**1,747**
轉變類別	**54**	**1,132**	**(1,186)**	**–**	**–**	**–**
變賣	**(3)**	**(120)**	**–**	**(123)**	**(1)**	**(124)**
二零零七年十二月三十一日	**13,429**	**52,728**	**2,623**	**68,780**	**2,813**	**71,593**
累計折舊及攤銷：						
二零零六年一月一日	3,496	17,708	–	21,204	378	21,582
出售時撥回	(1)	(126)	–	(127)	–	(127)
本年度折舊及攤銷	335	1,629	–	1,964	55	2,019
二零零六年十二月三十一日	3,830	19,211	–	23,041	433	23,474
二零零七年一月一日	**3,830**	**19,211**	**–**	**23,041**	**433**	**23,474**
出售時撥回	**(1)**	**(82)**	**–**	**(83)**	**–**	**(83)**
本年度折舊及攤銷	**364**	**1,723**	**–**	**2,087**	**57**	**2,144**
二零零七年十二月三十一日	**4,193**	**20,852**	**–**	**25,045**	**490**	**25,535**
賬面淨值：						
二零零七年十二月三十一日	**9,236**	**31,876**	**2,623**	**43,735**	**2,323**	**46,058**
二零零六年十二月三十一日	9,543	32,220	2,355	44,118	2,378	46,496

以上之固定資產主要與電力有關，本年度該等資產之融資成本資本化達一億一千一百萬元（二零零六年為二億二千一百萬元）。

在二零零七年十二月三十一日之集團租約土地皆位於香港，並包括五千萬元（二零零六年為五千萬元）之長期租約土地及二十二億七千三百萬元（二零零六年為二十三億二千八百萬元）之中期租約土地。

包括於本年度折舊內，與發展業務有關之折舊一億二千四百萬元（二零零六年為一億三千二百萬元）已作資本支出。

十五. 附屬公司權益

	公司	
	2007	2006
	百萬元	百萬元
非上市股份（按成本）	**2,425**	2,417
信貸股本（參閱下列附註）	**21,845**	19,646
附屬公司欠款	**4,531**	4,929
	28,801	26,992

此乃已付予香港電燈有限公司之信貸股本。此等免息貸款，在一九九四年一月一日起所實施之管制計劃協議內，是被界定為信貸股本，在未得政府許可前，是不得償還。

附屬公司欠款乃無抵押、免息及沒有固定還款期。

主要附屬公司詳情載於第一百零八頁附錄二。

十六. 聯營公司權益

	集團	
	2007	2006
	百萬元	百萬元
所佔聯營公司淨資產	**4,131**	1,750
給非上市聯營公司貸款（參閱下列附註）	**4,748**	4,269
非上市聯營公司欠款（參閱下列附註）	**192**	320
	9,071	6,339

給非上市聯營公司貸款並無抵押，按利率由年息百分之六點二八至百分之十三點七九（二零零六年為年息百分之六點二八至百分之十三點七九）計息及不少於五年內到期。

在給非上市聯營公司貸款內，四十六億五千二百萬元為後償貸款（二零零六年為四十二億零六百萬元）。這些貸款之權益是次要於聯營公司其他貸款人的權益及該等貸款當作聯營公司投資之一部分。

非上市聯營公司欠款乃無抵押、免息、沒有固定還款期但不少於一年內到期。

在給非上市聯營公司的貸款或欠款仍未過期或未出現減值。

集團抵押其擁有一聯營公司股份，作為該聯營公司項目融資貸款的部分抵押安排。該聯營公司於二零零七年十二月三十一日之賬面值為二億八千一百萬元（二零零六年為七千五百萬元）。

本公司就聯營公司之銀行借貸額而發出之財務擔保已於附註卅三內披露。

主要聯營公司詳情載於第一百零九頁附錄三。

根據聯營公司的未經審核管理賬目編製的財務資料概要如下：

	2007 百萬元	2006 百萬元
資產	**101,966**	60,473
負債	**(84,839)**	(52,893)
股本	**17,127**	7,580
收入	**17,618**	10,475
溢利	**1,579**	806

十七. 其他非流動財務資產

	集團	
	2007 百萬元	2006 百萬元
非上市可供出售股本證券（按成本）	**66**	1,687

自從本集團委任一名本公司董事加入Northern Gas Networks Holdings有限公司（「NGN」）（非上市可供出售投資）董事局及四個董事局委員會，從而令本集團在參與NGN的財務及經營決策上增加了對NGN的影響。因此，由二零零七年一月一日開始，該非上市可供出售投資（成本為十六億二千一百萬元）轉列為本集團之聯營公司。

十八. 存貨

	集團	
	2007 百萬元	2006 百萬元
進行中之工程	**3**	2
煤、燃油及液化天然氣	**255**	204
存貨及物料（參閱下列附註）	**281**	278
	539	484

存貨及物料包括資本存貨一億七千七百萬元（二零零六年為一億七千六百萬元）購置作將來資本資產維修。

十九. 應收營業及其他賬項

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
應收營業賬項（參閱下列附註）	**643**	635	**–**	–
其他應收賬項	**519**	452	**94**	49
	1,162	1,087	**94**	49
衍生金融工具				
一持作現金流量／公平價值對沖工具	**10**	19	**5**	–
存款及預付款項	**25**	13	**3**	2
	1,197	1,119	**102**	51

所有應收營業及其他賬項預期可於一年內收回。

應收賬項賬齡分析如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
現在未付	**600**	596	**–**	–
一至三個月過期未付	**32**	29	**–**	–
超過三個月但少於十二個月過期未付	**11**	10	**–**	–
應收營業賬項總額	**643**	635	**–**	–

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則可另加百分之五附加費於電費賬單內。

本集團及本公司的應收營業賬項會作個別減值評估。任何減值虧損會於應收營業賬項內直接註銷。減值虧損沒有獨立賬戶。

在上述之應收賬項賬齡分析的「一至三個月過期未付」及「超過三個月但少於十二個月過期未付」類別的電費應收賬項均未過期或未出現減值，與廣範客戶有關，而該等客戶最近並沒有出現拖欠記錄。

過期未付但未出現減值的應收電費賬項與一些獨立客戶有關。香港電燈有限公司（本集團之全資附屬公司）以保證金形式從客戶中獲得足夠抵押（參閱附錄三十（a）），所以該等賬目仍屬可以收回的賬目。

二十. 燃料價條款賬

由二零零七年一月一日起之附加費為每度售電五點九分（二零零六年為四點九分）。燃料價條款賬之變動如下：

	集團	
	2007	2006
	百萬元	百萬元
一月一日	**566**	1,079
撥入損益表	**413**	15
本年度附加費	**(643)**	(528)
十二月三十一日	**336**	566

此賬目結存之款項，包括利息在內，繼續用於穩定電費價目（參閱附註二（u））。

未清償之燃料價條款賬金額乃未過期或未出現減值（參閱附註二（u）（ii））。

廿一. 銀行存款及現金

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
存放日起三個月內到期之銀行及其他財務機構存款	**8,070**	10,435	**8,052**	10,417
銀行存款及現金	**8**	27	**–**	–
現金流量表之現金及現金等值	**8,078**	10,462	**8,052**	10,417
存放日起三個月以上到期之銀行及其他財務機構存款	**4,102**	–	**4,102**	–
	12,180	10,462	**12,154**	10,417

廿二. 應付營業及其他賬項

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
按攤銷成本計量之應付賬項(參閱下列附註)	**1,068**	1,090	**43**	37
衍生金融工具				
一持作現金流量/公平價值對沖工具	**3**	5	**–**	–
	1,071	1,095	**43**	37

所有應付營業及其他賬項預期可於一年內償還。

應付賬項賬齡分析如下:

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
一個月內或接獲通知時到期	**474**	349	**11**	3
一個月後但三個月內到期	**240**	267	**–**	–
三個月後但十二個月內到期	**321**	441	**6**	5
	1,035	1,057	**17**	8
其他應付賬項	**33**	33	**26**	29
	1,068	1,090	**43**	37

廿三. 非流動計息貸款

	集團	
	2007	2006
	百萬元	百萬元
銀行貸款	**10,092**	11,278
流動部分	**(1,191)**	(577)
	8,901	10,701
港元票據(參閱下列附註)	**3,403**	3,407
流動部分	**(1,000)**	(512)
	2,403	2,895
總額	**11,304**	13,596

港元定息票據年息由百分之四點一三至百分之四點五五（二零零六年為年息由百分之四點一三至百分之七點三五），浮息票據之利率則參照香港銀行同業拆息而釐定。港元票據之發行機構詳載於第一百零八頁附錄二。現時並不預期有任何非流動計息貸款將於一年內償還。

此等貸款之最後還款期延伸至二零一六年及應償還如下：

	銀行貸款		港元票據		總額	
百萬元	**2007**	2006	**2007**	2006	**2007**	2006
一年內	**1,191**	577	**1,000**	512	**2,191**	1,089
一年後但二年內	**1,300**	2,700	**–**	–	**1,300**	2,700
二年後但五年內	**7,601**	5,751	**507**	1,000	**8,108**	6,751
五年後	**–**	2,250	**1,896**	1,895	**1,896**	4,145
	10,092	11,278	**3,403**	3,407	**13,495**	14,685

廿四. 衍生金融工具

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
用於對沖之衍生金融工具：				
交叉外匯掉期合約	**–**	4	**–**	–
利率掉期合約	**113**	56	**–**	–
遠期外匯合約	**9**	–	**5**	–
總額	**122**	60	**5**	–
衍生金融工具流動部分（參閱附註十九及廿二）	**(7)**	(14)	**(5)**	–
	115	46	**–**	–
上列項目代表：				
衍生金融工具資產	**122**	47	**–**	–
衍生金融工具負債	**(7)**	(1)	**–**	–
	115	46	**–**	–

廿五. 遞延稅項

(a) 年度內的遞延稅項之變動如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
一月一日	**(5,431)**	(5,368)	**1**	13
在損益表計入／(列支)(參閱附註九(a))	**5**	13	**(1)**	(3)
在儲備列支	**(18)**	(76)	**–**	(9)
十二月三十一日	**(5,444)**	(5,431)	**–**	1

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
在資產負債表確認的遞延稅項資產淨額	**–**	1	**–**	1
在資產負債表確認的遞延稅項負債淨額	**(5,444)**	(5,432)	**–**	–
十二月三十一日	**(5,444)**	(5,431)	**–**	1

(b) 遞延稅項資產／(負債)之主要部分如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
以下各項的稅項影響：				
折舊免稅額超逾相關折舊	**(5,373)**	(5,338)	**–**	–
燃料價條款回扣	**(59)**	(99)	**–**	–
其他	**(12)**	6	**–**	1
	(5,444)	(5,431)	**–**	1

廿六. 僱員退休福利

(a) 界定福利退休計劃

本公司及其主要附屬公司設有兩種退休計劃，為本集團內大部分長期僱員提供充分退休保障。該等計劃乃以信托方式成立及已根據香港職業退休計劃條例註冊。該等計劃乃屬於界定福利計劃，其退休福利乃按照僱員之最後一期薪酬及服務年資計算。該等計劃之資產乃獨立於本集團之資產，分開存放於由信託人管理之基金內。

該等退休計劃之供款政策，乃根據華信惠悅顧問有限公司內之獨立專業精算師之定期估值，僱主之供款政策乃持續性按照精算師之建議撥供款項，而僱員之供款（如適用）固定於僱員基本工資之百分之五作供款。最近為兩種退休計劃進行精算估值乃由獲委任之精算師代表黃偉雄先生（FSA，FCIA）於二零零七年一月一日算出。所用之主要精算假設包括長期收益率差距（為扣除薪金每年增加百分之一點五至百分之二及退休金每年增加百分之二點五後之長期預期投資回報率）及為死亡率和離職率作適當撥備，以及就反映有關短期市場預期薪金增加而作出之調整。估值顯示有關計劃之資產價值，足夠支付在該日之各計劃相關既有負債總值。

截至二零零七年十二月三十一日止年度，計入損益表之退休計劃成本乃根據香港會計準則第十九號「僱員福利」（該準則規定，計劃須採用「預計單位貸記法」進行估值）釐定。

(i) 在資產負債表內確認的數額如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
已注資之負債之現值	**(4,510)**	(4,410)	**(464)**	(438)
計劃資產之公平價值	**5,086**	4,599	**421**	391
	576	189	**(43)**	(47)
上列項目代表：				
僱員退休福利資產	**1,106**	578	**62**	34
僱員退休福利負債	**(530)**	(389)	**(105)**	(81)
	576	189	**(43)**	(47)

計劃資產截至二零零七年及二零零六年十二月三十一日止年度並無包括本公司已發行普通股。

部分上述負債預期於一年後清償。然而，由於未來供款須視乎未來所提供之服務及精算假設及市場狀況之未來變動而定，故將有關數額從未來十二個月之應付數額中分開並不可行。

廿六. 僱員退休福利

(a) 界定福利退休計劃（續）

(ii) 已注資之負債之現值變動如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
一月一日	**4,410**	4,151	**438**	393
本期服務成本	**162**	161	**10**	10
利息成本	**173**	183	**17**	18
已向計劃支付之僱員供款	**26**	27	**2**	2
精算損失	**420**	125	**41**	42
已付福利	**(259)**	(237)	**(23)**	(27)
縮減收益	**(422)**	–	**(21)**	–
十二月三十一日	**4,510**	4,410	**464**	438

(iii) 計劃資產之公平價值變動如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
一月一日	**4,599**	3,986	**391**	337
預期回報	**300**	299	**25**	25
精算增益	**387**	447	**23**	49
已向計劃支付之僱主供款	**33**	77	**3**	5
已向計劃支付之僱員供款	**26**	27	**2**	2
已付福利	**(259)**	(237)	**(23)**	(27)
十二月三十一日	**5,086**	4,599	**421**	391

本集團預期於二零零八年向其界定福利計劃供款五千九百萬元。

(iv) 已在綜合損益表內確認之(收入)／支出乃屬於添置固定資產之僱用成本資本化前之支出，詳列如下：

	2007 百萬元	2006 百萬元
本期服務成本	**162**	161
利息成本	**173**	183
計劃資產之預期回報	**(300)**	(299)
縮減收益(參閱下列附註)	**(422)**	–
	(387)	45

於二零零七年十二月決定重組一種界定福利退休計劃，以界定供款安排在二零零八年實施。該結果於二零零七年十二月三十一日引起一項縮減收益，其基準以縮減前該計劃的界定福利承擔與轉入至新計劃歸屬於二零零八年一月一日前成員的服務的資金數額之差額計算。

有關(收入)／支出已確認於綜合損益表之下列分項內：

	2007 百萬元	2006 百萬元
直接成本	**19**	25
其他營運成本	**16**	20
其他收入及其他收益淨額	**(422)**	–
	(387)	45

本集團計劃資產之實際回報(已計算計劃資產公平價值之所有變動，但不包括已付及已收供款)為淨收入六億八千七百萬元(二零零六年為七億四千六百萬元)。

(v) 於確認收支報表內確認之精算損益之累計款項如下：

	2007 百萬元	2006 百萬元
一月一日	**117**	439
年內於確認收支報表內確認之精算損失／(增益)	**34**	(322)
十二月三十一日	**151**	117

廿六. 僱員退休福利(續)

(a) 界定福利退休計劃(續)

(vi) 計劃資產之主要類別佔計劃資產總額之百分比如下:

	2007	2006
香港股票	**17.4%**	18.7%
歐洲股票	**13.0%**	13.8%
北美股票	**13.3%**	15.4%
其他亞太股票	**11.4%**	13.0%
全球債券	**38.6%**	34.0%
存款、現金及其他	**6.3%**	5.1%

(vii) 於十二月三十一日,主要精算假設(以加權平均數表示)如下:

	集團及公司	
	2007	2006
貼現率	**3.4%**	4.0%
計劃資產的預期回報率	**6.5% – 7.0%**	6.5% – 7.0%
長期薪金增加率	**5.0%**	5.0%
未來退休金增加率	**2.5%**	2.5%

計劃資產的預期長期回報率是根據整體投資組合而不是按個別資產類別的回報總和釐定。

(viii) 本年及過往年度之界定福利退休計劃數額如下:

	集團				**公司**			
百萬元	**2007**	2006	2005	2004	**2007**	2006	2005	2004
已注資之負債之現值	**(4,510)**	(4,410)	(4,151)	(3,701)	**(464)**	(438)	(393)	(354)
計劃資產之公平價值	**5,086**	4,599	3,986	3,639	**421**	391	337	312
盈餘/(赤字)	**576**	189	(165)	(62)	**(43)**	(47)	(56)	(42)
就下列各項之經驗調整:								
計劃負債	**(26)**	(45)	(8)	(26)	**(8)**	(26)	(10)	(18)
計劃資產	**387**	447	67	148	**23**	49	13	14

(b) 定額供款退休計劃

自二零零零年十二月實施之香港強制性公積金計劃(「強積金計劃」)起,本集團亦參與由獨立服務提供者經營之總信託強積金計劃。所有以往不受界定福利退休計劃保障之新入職僱員將會參加該計劃。

該強積金計劃屬於定額供款退休計劃,僱主及僱員各按照相關計劃條例向該計劃供款。該計劃條例讓僱主可按僱員基本薪金的百分比計算作為自願供款。年內,已收取九十萬元沒收供款(二零零六年:無)。

	2007 百萬元	2006 百萬元
已在綜合損益表內確認之支出	**3**	3

廿七. 股本

		公司	
	股數	2007 百萬元	2006 百萬元
法定股本:			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本:			
每股一元之普通股	2,134,261,654	**2,134**	2,134

普通股的持有者有權收取不時宣告派發的股息及有權以每股一票於本公司之會議投票。對於本公司之剩餘資產,所有普通股擁有相等權利。

廿八. 股本權益總額

(a) 集團

	本公司股東應佔部分						
百萬元	股本 (附註廿七)	股本溢價 (附註廿八(c))	匯兌儲備 (附註廿八(d))	對沖儲備 (附註廿八(e))	收益儲備 (附註廿八(f))	擬派／宣派股息	股本權益總額
於二零零六年一月一日之權益總額	2,134	4,476	132	2	31,227	3,714	41,685
換算下列各項的匯兌差額：							
－海外附屬公司的財務報表	–	–	(33)	–	–	–	(33)
－海外聯營公司	–	–	103	–	–	–	103
現金流量對沖：							
－公平價值有效部分變動(扣除遞延稅項後的淨額)	–	–	–	111	19	–	130
－已撥入損益表	–	–	–	–	–	–	–
－已撥入非財務對沖項目之首次賬面金額	–	–	–	(6)	–	–	(6)
界定福利退休計劃精算損益(扣除遞延稅項後的淨額)	–	–	–	–	316	–	316
在股本權益直接確認的淨收益	–	–	70	105	335	–	510
本年度溢利	–	–	–	–	6,842	–	6,842
本年度確認的收益及開支總額	–	–	70	105	7,177	–	7,352
已核准並派發之上年度末期股息(參閱附註十二(b))	–	–	–	–	–	(3,714)	(3,714)
已付中期股息(參閱附註十二(a))	–	–	–	–	(1,238)	–	(1,238)
擬派末期股息(參閱附註十二(a))	–	–	–	–	(2,710)	2,710	–
於二零零六年十二月三十一日之權益總額	2,134	4,476	202	107	34,456	2,710	44,085

	本公司股東應佔部分						
百萬元	股本（附註廿七）	股本溢價（附註廿八(c)）	匯兌儲備（附註廿八(d)）	對沖儲備（附註廿八(e)）	收益儲備（附註廿八(f)）	擬派／宣派股息	股本權益總額
於二零零七年一月一日之權益總額	2,134	4,476	202	107	34,456	2,710	44,085
換算下列各項的匯兌差額：							
－海外附屬公司的財務報表	–	–	282	–	–	–	282
－海外聯營公司	–	–	171	–	–	–	171
可供出售投資重新介定為聯營公司（參閱附註十七）	–	–	–	–	(79)	–	(79)
現金流量對沖：							
－公平價值有效部分變動（扣除遞延稅項後的淨額）	–	–	–	122	–	–	122
－已撥入損益表	–	–	–	–	–	–	–
－已撥入非財務對沖項目之首次賬面金額	–	–	–	3	–	–	3
界定福利退休計劃精算損益（扣除遞延稅項後的淨額）	–	–	–	–	20	–	20
在股本權益直接確認的淨收益／(開支)	–	–	453	125	(59)	–	519
本年度溢利	–	–	–	–	7,448	–	7,448
本年度確認的收益及開支總額	–	–	453	125	7,389	–	7,967
已核准並派發之上年度末期股息（參閱附註十二(b)）	–	–	–	–	–	(2,710)	(2,710)
已付中期股息（參閱附註十二(a)）	–	–	–	–	(1,238)	–	(1,238)
擬派末期股息（參閱附註十二(a)）	–	–	–	–	(3,052)	3,052	–
於二零零七年十二月三十一日之權益總額	2,134	4,476	655	232	37,555	3,052	48,104

於二零零七年十二月三十一日，集團收益儲備包括本集團應佔聯營公司之保留溢利合共十七億七千六百萬元（二零零六年為十五億三千四百萬元）。

廿八. 股本權益總額

(b) 公司

百萬元	股本 (附註廿七)	股本溢價 (附註廿八(c))	對沖儲備 (附註廿八(e))	收益儲備 (附註廿八(f))	擬派／宣派股息	股本權益總額
於二零零六年一月一日之權益總額	2,134	4,476	–	26,128	3,714	36,452
界定福利退休計劃精算損益 (扣除遞延稅項後的淨額)	–	–	–	(2)	–	(2)
在股本權益直接確認的淨開支	–	–	–	(2)	–	(2)
本年度溢利	–	–	–	5,870	–	5,870
本年度確認的收益及開支總額	–	–	–	5,868	–	5,868
已核准並派發之上年度末期股息 (參閱附註十二(b))	–	–	–	–	(3,714)	(3,714)
已付中期股息(參閱附註十二(a))	–	–	–	(1,238)	–	(1,238)
擬派末期股息(參閱附註十二(a))	–	–	–	(2,710)	2,710	–
於二零零六年十二月三十一日之權益總額	2,134	4,476	–	28,048	2,710	37,368
於二零零七年一月一日之權益總額	**2,134**	**4,476**	**–**	**28,048**	**2,710**	**37,368**
現金流量對沖：						
－公平價值有效部分變動 (扣除遞延稅項後的淨額)	**–**	**–**	**5**	**–**	**–**	**5**
界定福利退休計劃精算損益 (扣除遞延稅項後的淨額)	**–**	**–**	**–**	**(18)**	**–**	**(18)**
在股本權益直接確認的淨收益／(開支)	**–**	**–**	**5**	**(18)**	**–**	**(13)**
本年度溢利	**–**	**–**	**–**	**7,552**	**–**	**7,552**
本年度確認的收益及開支總額	**–**	**–**	**5**	**7,534**	**–**	**7,539**
已核准並派發之上年度末期股息 (參閱附註十二(b))	**–**	**–**	**–**	**–**	**(2,710)**	**(2,710)**
已付中期股息(參閱附註十二(a))	**–**	**–**	**–**	**(1,238)**	**–**	**(1,238)**
擬派末期股息(參閱附註十二(a))	**–**	**–**	**–**	**(3,052)**	**3,052**	**–**
於二零零七年十二月三十一日之權益總額	**2,134**	**4,476**	**5**	**31,292**	**3,052**	**40,959**

所有本公司之收益儲備皆可供分配予股東。董事於結算日後建議分派末期股息每股普通股一元四角三分(二零零六年為一元二角七分),合共三十億五千二百萬元(二零零六年為二十七億一千萬元)。這些股息於結算日尚未確認為負債。

(c) 股本溢價

應用股本溢價賬乃受香港《公司條例》第四十八B條所規管。

(d) 匯兑儲備

匯兑儲備包括因折算境外業務之財務報表而產生之所有外匯兑換差異，以及因對沖該等境外業務之投資淨額而產生之任何外匯兑換差異之有效部分。該儲備乃根據載於附註二(i)(iii)及二(v)之會計政策處理。

(e) 對沖儲備

對沖儲備包括作現金流量對沖用途之對沖工具（扣除任何遞延税項影響）在根據附註二(i)(ii)對現金流量對沖所採納之會計政策尚未對現金流量對沖作出確認時，其公平價值累計變動淨額之有效部分。

(f) 收益儲備

收益儲備包括本公司及其附屬公司之累計保留溢利，及本集團應佔聯營公司之保留溢利。

(g) 資本管理

本集團管理資本的主要目標是要：

- 保障集團能夠持續經營，從而繼續為股東提供回報及為其他持份者帶來好處；
- 以風險水平相稱為產品及服務定價，以及確保獲得合理的融資成本，給與股東回報；
- 支持集團的穩定及增長；及
- 提供資本以強化集團的風險管理能力。

集團積極和定期檢討及管理資本架構；集團考慮的因素計有：集團日後的資本需求及資本效率、預期的盈利能力、預期的營運現金流、預期的資本開支及預期的投資機會等。

集團以資本淨負債比率為基礎監控其資本架構，與本行業所應用一致。因為這個目的，集團定明淨負債為銀行透支及計息貸款（顯示於綜合資產負債表內）減銀行存款及現金。而資本則包括所有組成股本權益的各部分（顯示於綜合資產負債表內）。

於二零零七年，本集團之策略是透過控制資本淨負債比率以確保獲得合理的融資成本，此政策與二零零六年相同。為了維持或調整該比率，集團或會調整付予股東之股息金額，發行新股，退回資本給股東，新舉債或出售資產以減低債項。

廿八. 股本權益總額（續）

(g) 資本管理（續）

於二零零六及二零零七年十二月三十一日之資本淨負債比率如下：

	集團	
	2007	2006
	百萬元	百萬元
銀行透支	**–**	4
計息貸款	**13,495**	14,685
減：銀行存款及現金	**(12,180)**	(10,462)
淨負債	**1,315**	4,227
股本權益總額	**48,104**	44,085
資本淨負債比率	**3%**	10%

於本年內，本公司就給與其附屬公司及聯營公司之若干貸款額充任為擔保人，及已符合按貸款額協議的股本需要量。

廿九. 綜合現金流量表附註

除稅前溢利與來自營運之現金對賬

	2007	2006
	百萬元	百萬元
除稅前溢利	**8,759**	8,143
調整項目：		
應佔聯營公司溢利減虧損	**(524)**	(229)
利息收入	**(1,039)**	(724)
非上市可供出售股本證券之股息收入	**–**	(177)
財務成本	**647**	432
折舊	**1,963**	1,832
租約土地攤銷	**57**	55
固定資產銷記	**22**	21
變賣固定資產溢利淨額	**(3)**	(8)
外幣兌換盈餘	**(13)**	(85)
營運資金變更前之經營溢利	**9,869**	9,260
存貨增加	**(52)**	(53)
應收營業及其他賬項（增加）／減少	**(43)**	4
燃料價條款賬減少	**230**	513
應付營業及其他賬項增加	**55**	47
僱員退休福利淨額增加	**(420)**	(32)
來自營運之現金	**9,639**	9,739

三十. 金融工具

本集團在其日常業務過程中承受信貸、流動資金、利率及貨幣風險，本集團更因持有其他實體之股本投資而承受股本價格風險。根據本集團之庫務政策，衍生金融工具僅用作對沖因經營、融資及投資活動而產生之外匯及利率風險。本集團並不持有或發行作買賣及投機用途之衍生金融工具。

(a) 信貸風險

本集團之信貸風險主要屬電費應收營業及其他賬項、銀行存款及因對沖用途而訂立之場外交易衍生金融工具。本集團有既定信貸政策，而該等信貸風險之承擔程度亦受到持續監管。

就電費應收營業及其他賬項而言，香港電燈有限公司（本公司之全資附屬公司）根據「供電則例」以保證金形式從客戶中獲得抵押。於二零零七年十二月三十一日，已收客戶未償還按金為十五億八千五百萬元（二零零六年為十五億三千七百萬元）。信貸政策載於附註十九。

當買賣金融衍生工具或存放存款時，本集團對買賣對手設定最低信貸評級要求及交易限制，務求將信貸風險減至最低。本集團並不預期有任何買賣對手不能履行其責任。

就電費應收營業及其他賬項而言，由於五大客戶合共不超過本集團總營業額之百分之三十，故本集團於此方面之信貸風險並非高度集中。

信貸風險之最高承擔為資產負債表各金融資產（包括衍生金融工具）之賬面值。除列載於附註卅三之本集團約定的財務擔保外，本集團沒有提供其他擔保使本集團或本公司承受信貸風險。就這些財務擔保於結算日之最高承擔信貸風險已於附註卅三所披露。

就本集團承受因應收營業及其他賬項而產生的信貸風險之有關數據已詳載於附註十九。

三十. 金融工具

(b) 流動資金風險

為有效管理風險及減低資金成本，本集團以中央現金管理方法集中管理所有附屬公司之現金。本集團根據既定政策定期監控本期及預期流動資金需求及遵守貸款協定之情況，以確保本集團維持充裕之現金儲備及獲得足夠之已訂約融資額度，以應付本集團短期及較長期之流動資金需求。於二零零七年十二月三十一日，本集團擁有未動用已訂約之銀行信貸額七十一億四千五百萬元(二零零六年為五十六億八千六百萬元)。

下表就本集團及本公司於結算日非衍生財務負債及衍生財務負債之餘下訂約到期時間作詳細分析，並以訂約未折現現金流(即包括按訂約息率計算之利息支出，或如屬浮息類別，按結算日當日之息率計算之利息支出)及本集團與本公司可被追索之最早還款日期作分析基準。

集團

	2007					
百萬元	**賬面值**	**訂約未折現現金流總額**	**一年內或接獲通知時到期**	**超過一年但少於二年**	**超過二年但少於五年**	**超過五年**
銀行貸款及其他貸款及應付利息	13,579	(15,986)	(2,820)	(1,893)	(9,120)	(2,153)
銀行透支	-	-	-	-	-	-
應付營業及其他賬項(不包括應付利息)	988	(988)	(988)	-	-	-
利率掉期合約(償還淨額)	(119)	133	37	42	54	-
	14,448	(16,841)	(3,771)	(1,851)	(9,066)	(2,153)
衍生工具之償還總額：						
作現金流量對沖工具之遠期外匯合約(附註三十(d)(i))：	(3)					
流出		(1,560)	(1,560)	-	-	-
流入		1,568	1,568	-	-	-
其他遠期外匯合約(附註三十(d)(ii))：	(1)					
流出		(189)	(187)	(2)	-	-
流入		190	188	2	-	-

百萬元	賬面值	訂約未折現現金流總額	2006 一年內或接獲通知時到期	超過一年但少於二年	超過二年但少於五年	超過五年
銀行貸款及其他貸款及應付利息	14,784	(17,789)	(1,788)	(4,374)	(6,954)	(4,673)
銀行透支	4	(4)	(4)	–	–	–
應付營業及其他賬項（不包括應付利息）	988	(988)	(988)	–	–	–
利率及交叉外匯掉期合約（償還淨額）	(62)	147	25	39	83	–
	15,714	(18,634)	(2,755)	(4,335)	(6,871)	(4,673)
衍生工具之償還總額：						
作現金流量對沖工具之遠期外匯合約（附註三十(d)(i)）：	1					
流出		(140)	(136)	(4)	–	–
流入		138	133	5	–	–
其他遠期外匯合約（附註三十(d)(ii)）：	(1)					
流出		(152)	(140)	(10)	(2)	–
流入		154	141	11	2	–

公司

百萬元	賬面值	訂約未折現現金流總額	2007 一年內或接獲通知時到期	超過一年但少於二年	超過二年但少於五年	超過五年
應付營業及其他賬項	**43**	**(43)**	**(43)**	**–**	**–**	**–**

百萬元	賬面值	訂約未折現現金流總額	2006 一年內或接獲通知時到期	超過一年但少於二年	超過二年但少於五年	超過五年
應付營業及其他賬項	37	(37)	(37)	–	–	–

三十. 金融工具

(c) 利率風險

本集團因計息資產及負債而承受現金流利率風險。現金流利率風險乃指由於市場利率變動，導致金融工具的未來現金流出現波動的風險。

(i) 對沖

本集團政策旨在維持成份均衡之定息及浮息債務，以減低其利率風險。本集團亦會根據庫務政策以利率衍生工具管理該風險。於二零零七年十二月三十一日，本集團持有之利率掉期合約名義總額達七十五億五千四百萬元(二零零六年為五十億零五百萬元)。

本集團將利率掉期合約列作現金流量或公平價值對沖，並根據附註二(i)所載政策按公平價值列賬。

本集團於二零零七年十二月三十一日持有已訂立之掉期合約其公平價值分別確認為一億二千二百萬元(二零零六年為五千九百萬元)衍生金融工具資產及九百萬元(二零零六年為三百萬元)衍生金融工具負債。

(ii) 利率結構

下表為本集團及本公司於結算日淨計息資產及負債之利率結構(已包括利率掉期合約列作現金流量或公平價值對沖工具所產生之影響)(參閱上述附註(i))。

	集團			
	2007		2006	
	加權平均 利率%	百萬元	加權平均 利率%	百萬元
淨固定利率資產／(負債)				
給聯營公司貸款	**11.2**	**4,748**	11.3	4,269
銀行貸款及其他貸款	**5.4**	**(7,945)**	5.6	(6,410)
		(3,197)		(2,141)
淨浮動利率資產／(負債)				
銀行存款及現金	**–**	**8**	–	27
銀行及其他財務機構之存款	**4.6**	**12,172**	4.0	10,435
銀行透支	**6.8**	**–**	7.8	(4)
銀行貸款及其他貸款	**4.4**	**(5,550)**	4.3	(8,275)
客戶按金	**1.3**	**(1,585)**	2.3	(1,537)
		5,045		646

	公司			
	2007		2006	
	加權平均 利率%	**百萬元**	加權平均 利率%	百萬元
淨浮動利率資產／(負債)				
銀行及其他財務機構之存款	**4.6**	**12,154**	4.0	10,417

(iii) 敏感性分析

於二零零七年十二月三十一日，估計利率上升／下跌一百點子，在其他可變動因素保持不變的情況下，本集團本年度溢利及收益儲備將增加／減少約六千七百萬元(二零零六年為增加／減少約二千六百萬元)，而利率上升／下跌將增加／減少綜合股本權益之其他部分約六百萬元(二零零六年為增加／減少約四千五百萬元)。

上述敏感性分析乃假設利率變動於結算日發生，並已將該變動套用於該日現有之衍生及非衍生金融工具上所產生之利率風險下釐定。一百點子升跌代表管理層預期利率在截至下一個週年結算日期間之合理變動。二零零六年亦以同一基準作分析。

(d) 貨幣風險

(i) 已訂約及預期交易

本集團承受外匯風險，主要由於須以業務相關功能貨幣以外之貨幣進行採購，以及透過其海外投資所得之收入。產生該風險之貨幣主要為美元、英鎊、歐羅、日圓、泰銖、澳元、人民幣及加拿大元。

本集團採用遠期外匯合約管理其外匯風險，並將其列為現金流量對沖。於二零零七年十二月三十一日，本集團以遠期外匯合約對沖已訂約及預期交易，將合共八百萬元資產公平價值淨額確認為衍生金融工具(二零零六年為一百萬元負債)。

(ii) 已確認資產及負債

本集團用於對沖外幣計值之貨幣資產及負債之經濟風險之遠期外匯合約之公平價值，於二零零七年十二月三十一日確認為一百萬元衍生金融工具資產(二零零六年為一百萬元資產)，而用作同一目的之外匯掉期合約，於二零零七年十二月三十一日並無衍生金融工具被確認(二零零六年為四百萬元衍生金融工具資產)。

除源自海外投資之借貸(參閱附註三十(d)(iii))，本集團之借貸或已對沖為港元，或以港元計值。因此，管理層預計不會有任何與本集團借貸有關之重大貨幣風險。

三十. 金融工具

(d) 貨幣風險(續)

(iii) 海外投資

為減輕部分源自海外投資之貨幣風險,透過安排部分投資數額融資以相同貨幣的外部借貸作為對沖。於二零零七年十二月三十一日,該等貸款之公平價值為四十九億四千二百萬元(二零零六年為三十七億五千七百萬元)。

(iv) 承受之貨幣風險

下表就本集團及本公司於結算日因非常可能出現的預期交易或以相關公司功能貨幣以外之貨幣列賬之已確認資產及負債而承受之貨幣風險作詳細分析。

集團

	2007							
百萬元	美元	泰銖	日圓	澳元	歐羅	英鎊	人民幣	加拿大元
應付營業及其他賬項	34	–	454	–	–	1	–	8
減:應收營業及其他賬項	(8)	(1)	(1)	–	–	–	–	–
銀行存款及現金	(804)	(7)	(8)	–	–	(11)	–	–
承擔已確認資產及負債而產生之風險總額	(778)	(8)	445	–	–	(10)	–	8
用作經濟對沖之遠期外匯合約名義總額	(28)	–	(301)	–	–	9	–	–
承擔已確認資產及負債而產生之風險淨額	(806)	(8)	144	–	–	(1)	–	8
預期採購估計(參閱下列附註)	285	–	162	–	–	1	4	–
預期收入估計	–	–	–	(10)	–	(4)	–	–
承擔預期交易而產生之風險總額	285	–	162	(10)	–	(3)	4	–
用作現金流對沖工具之遠期外匯合約名義總額	(224)	–	(91)	10	–	3	–	–
承擔預期交易而產生之風險淨額	61	–	71	–	–	–	4	–
整體風險承擔淨額	(745)	(8)	215	–	–	(1)	4	8

百萬元	2006 美元	泰銖	日圓	澳元	歐羅	英鎊	人民幣	加拿大元
應付營業及其他賬項	31	–	289	–	1	1	–	–
減：銀行存款及現金	–	(12)	(7)	–	–	–	–	–
承擔已確認資產及負債而產生之風險總額	31	(12)	282	–	1	1	–	–
用作經濟對沖之遠期外匯合約名義總額	(12)	–	(235)	–	(1)	(1)	–	–
承擔已確認資產及負債而產生之風險淨額	19	(12)	47	–	–	–	–	–
預期採購估計（參閱下列附註）	290	–	863	–	–	1	–	–
用作現金流對沖工具之遠期外匯合約名義總額	(4)	–	(749)	–	–	–	–	–
承擔預期交易而產生之風險淨額	286	–	114	–	–	1	–	–
整體風險承擔淨額	305	(12)	161	–	–	1	–	–

預期燃料採購乃一年已訂約之數額。

公司

百萬元	2007 美元	澳元	英鎊
應付營業及其他賬項	–	–	–
減：應收營業及其他賬項	(7)	–	–
銀行存款及現金	(804)	–	(11)
承擔已確認資產及負債而產生之風險總額	(811)	–	(11)
用作經濟對沖之遠期外匯合約名義總額	(18)	–	9
承擔已確認資產及負債而產生之風險淨額	(829)	–	(2)
預期採購估計	8	–	–
預期收入估計	–	(10)	(4)
承擔預期交易而產生之風險總額	8	(10)	(4)
用作現金流對沖工具之遠期外匯合約名義總額	(25)	10	4
承擔預期交易而產生之風險淨額	(17)	–	–
整體風險承擔淨額	(846)	–	(2)

三十.金融工具

(d) 貨幣風險(續)

(v) 敏感性分析

下表列示於結算日以下貨幣兌港元轉強百分之十的情況下，將增加／(減少)本集團本年度溢利(及收益儲備)及綜合股本權益之其他部分。

集團

	2007		2006	
	對本年度溢利及收益儲備之影響 百萬元	**對股本權益之其他部分之影響 百萬元**	對本年度溢利及收益儲備之影響 百萬元	對股本權益之其他部分之影響 百萬元
	增加／(減少)	**增加／(減少)**	增加／(減少)	增加／(減少)
澳元	**–**	**287**	–	237
泰銖	**–**	**28**	–	(7)
日圓	**–**	**1**	–	5
英鎊	**17**	**95**	–	–
加拿大元	**(5)**	**1**	–	–
人民幣	**–**	**2**	–	–

上述貨幣於結算日兌港元轉弱百分之十的情況下，對本集團本年度溢利(及收益儲備)及綜合股本權益之其他部分有相同的反方向影響。

敏感性分析乃在其他可變動因素(尤其是利率)保持不變的情況下，假設外匯匯率變動於結算日發生，並已將該變動套用於本集團個別公司於該日現有之衍生及非衍生金融工具上所產生之匯率風險下釐定。

上述變動代表管理層預期外匯匯率在截至下一個週年結算日期間之合理變動，並假設港元兌美元之聯繫匯率並未因美元兌其他貨幣之任何變動而有重大影響。上表之分析結果乃本集團個別公司之除税後溢利及權益所受影響(按其相關之功能貨幣計算，並以結算日之匯率匯兌為港幣作呈列之用)之總額。二零零六年亦以同一基準作分析。

(e) 股本價格風險

本集團因持有作策略性投資目的之非上市可供出售股本證券而承受股本價格變動風險（參閱附註十七）。

本集團所有非上市投資均持作長期策略性投資目的，本集團以手上的資料定期檢討有關投資之表現。

由於非上市投資並無於活躍市場之報價，故以成本列賬，其任何減值虧損之增加或減少均對集團淨溢利構成影響。於結算日該等非上市投資不需作減值考慮。二零零六年亦以同一基準作檢討。

(f) 公平價值

金融工具之賬面值預計約等於其公平價值。

(g) 公平價值估計

以下概述於估計金融工具之公平價值時所採用之主要方法及假設。

(i) 證券

公平價值乃根據結算日所報之市場價格（未扣減交易成本）計算。無報價股本投資並無於活躍市場之報價，由於其公平價值無法準確計算，故以成本列賬。

(ii) 衍生工具

遠期外匯合約之公平價值乃根據結算日之遠期外匯市場匯率釐定。利率掉期合約及交叉外匯掉期合約之公平價值以現行市場利率及外匯匯率貼現未來合約的現金流量計算。

(iii) 計息銀行貸款及其他貸款

銀行貸款及其他貸款之賬面值預計約等於其公平價值。

(iv) 財務擔保

釐定發出的財務擔保之公平價值乃參考類似服務在正常交易中所收取的費用（如可獲得該資料），或參考利率差額作估計，即比較在有擔保下貸方收取的實際利率與假設沒有擔保下推斷貸方應收取的利率（如該等資料能可靠地估計）。

卅一. 經營租賃

於二零零七年十二月三十一日，本集團根據一份不可解除的設備經營租賃在日後須支付的最低租賃應付款額如下：

	集團	
	2007 百萬元	2006 百萬元
一年內	**62**	62
一年後但五年內	**46**	108
	108	170

於本年中，根據不可解除的設備經營租賃協議的條件，承租人已行使選擇權於租約期滿日以當時之公平市值購買該協議之所有設備。

卅二. 承擔

於十二月三十一日，本集團之未償付而又未在賬項內提撥準備的承擔如下：

	集團		公司	
	2007 百萬元	2006 百萬元	**2007 百萬元**	2006 百萬元
已簽約：				
資本支出	**1,106**	1,218	**–**	–
聯營公司的投資	**212**	309	**–**	–
其他	**6**	–	**–**	–
	1,324	1,527	**–**	–
已批准但未簽約:				
資本支出	**8,436**	8,674	**–**	–

卅三. 或有負債

	集團		公司	
	2007 百萬元	2006 百萬元	**2007 百萬元**	2006 百萬元
為下列公司之銀行借貸額所發出之財務擔保（參閱下列附註）：				
附屬公司	**–**	–	**4,156**	3,757
聯營公司	**2,482**	–	**2,482**	–
為下列公司所作之其他擔保：				
附屬公司	**10**	10	**1,130**	1,806
其他	**210**	210	**–**	–
	2,702	220	**7,768**	5,563

本公司於結算日為全資附屬公司及聯營公司發出銀行借貸額之財務擔保。董事們認為此財務擔保不會對公司構成任何有可能的索償。本公司於結算日之最高財務擔保承擔已於上述披露。

卅四. 重大有關連人士交易

年內，本集團與有關連人士的重大交易如下：

(a) 聯營公司

給予聯營公司貸款所帶來之本年度已收／應收利息收入達五億一千九百萬元（二零零六年達四億六千一百萬元）。於二零零七年十二月三十一日，給予聯營公司之未償還計息貸款總額為四十七億四千八百萬元（二零零六年為四十二億六千九百萬元）。與聯營公司之未償還貸款總額之有關詳情載於附註十六。

(b) 主要管理人員的酬金

主要管理人員的酬金（包括已支付予本公司董事（詳情載於附註十（a））及高薪僱員（詳情載於附註十（b））的酬金）詳列如下：

	集團		公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
短期僱員福利	**63**	63	**38**	38
退休後福利	**3**	3	**1**	1
	66	66	**39**	39

總酬金已包括在「員工成本」內（參閱附註八）。於二零零七年十二月三十一日，應收主要管理人員的未償還總額為三十萬元（二零零六年為一百萬元）。

(c) 附屬公司

本公司於本年度收取附屬公司之管理費及服務費總額達一億二千九百萬元（二零零六年為一億三千八百萬元）。於二零零七年十二月三十一日，與附屬公司之未償還結餘詳情載於附註十五，而與附屬公司之交易及結餘已於綜合賬目時對銷。

卅四. 重大有關連人士交易

(d) 其他有關連人士

於二零零七年十月三十日，本公司與持有本公司已發行股本約百分之三十八點八七之主要股東長江基建集團有限公司(「長江基建」)訂立協議(「該協議」)，據此，長江基建同意促使出售及本公司同意促使其附屬公司購買Stanley Power Inc.(「Stanley」)於該協議完成日期(「完成日期」)之全部已發行股本百分之五十。Stanley(長江基建的全資附屬公司)已按加幣八元三角八分(約港幣六十八元五分)之基準提出收購建議(「收購建議」)，以收購TransAlta Power, L. P.(「TransAlta Power」)所有已發行之TransAlta Power單位(「單位」)。TransAlta Power擁有TransAlta Power Cogeneration, L. P.百份之四十九點九九合夥權益，而TransAlta Power Cogeneration, L. P.於加拿大阿爾伯達省、安大略省及薩斯喀徹溫省之五間燃氣廢熱發電設施擁有權益及擁有阿爾伯達省一間燃煤坑口電廠之權益。

根據該協議，本公司向長江基建支付的代價相等於(a)加幣一百萬元(約港幣八百一十二萬元)(為Stanley於完成日期前百份之五十初期資本)，另加(b)以下項目總額的百分之五十：Stanley收購單位所付的金額、就TransAlta Power之普通合夥人於TransAlta Power之權益支付的金額及收購建議與其有關交易的成本(但不包括以Stanley之初期資本支付的任何金額或成本)，扣除(c)Stanley就支付購買單位之成本而借入的過渡融資(「過渡融資」)於完成日期之金額的百分之五十。本公司亦同意於完成日期就過渡融資按個別基準作出擔保，以百分之五十為限。

本公司的獨立股東(即長江基建及其持有本公司股份之聯繫人以外的股東)於二零零七年十二月二十七日舉行的股東特別大會上已批准該協議及其有關交易，而該協議亦已於二零零七年十二月二十八日完成。

因此項收購而發出之擔保有關之或有負債已載於附註卅三內。

卅五. 本公司之主要股東

本公司乃香港上市公司，其股份為公眾廣泛持有。長江基建集團有限公司持有本公司已發行股本約百分之三十八點八七，乃本公司之主要股東。

卅六. 關鍵會計估計及判斷

董事運用於集團的會計政策上的方法、估計及判斷對本集團的財務狀況及經營業績構成重大影響。在固有而又不確定的情況下，一些會計政策需要本集團作出估計及判斷。除了附註二十六及三十包括有關界定福利退休負債及金融工具估值之假設及其風險因素資料外，以下概述一些較關鍵的會計判斷運用於本集團的會計政策上：

(a) 折舊及攤銷

固定資產按預計可用年限以直線法計算折舊（已考慮估計的剩餘價值）。集團每年檢討資產可用年限及其剩餘價值（如有）。根據經營租賃持作自用之租約土地權益按租賃資產的預計可用年限或租賃期兩者中較短期間，以直線法攤銷。攤銷期限及方法兩者皆會每年檢討。如與過去估計出現重大變動，未來期間的折舊及攤銷費用將調整。

(b) 減值

在考慮集團的資產（包括可供出售證券及固定資產）需要減值時，資產的可收回金額便要作出判斷。可收回金額是其售價淨額和使用價值兩者中之較高者。精確地估計售價是困難的因為該等資產的市場報價不能輕易地得到。在決定使用價值時，該資產產生的現金流量會貼現值，這些便需要重大判斷。集團運用輕易地得到的資料決定一數額，該數額恰當的近似可收回金額。

以上的減值虧損有任何增加或減少將影響未來年度的淨利潤。

卅七. 已頒佈但於截至二零零七年十二月三十一日止年度會計期間仍未生效之修訂、新準則及詮釋可能產生之影響

截至本財務報表刊發日期，香港會計師公會已頒佈一些修訂、新準則及詮釋，惟於截至二零零七年十二月三十一日止年度尚未正式生效，因而並未於本財務報表內採納。

本集團現正對該等修訂、新準則及詮釋於初始應用期間預計產生之影響進行評估。迄今為止，所獲結論為，採納該等修訂、新準則及詮釋對本集團之經營業績及財務狀況不大可能產生重大影響。

此外，以下之開發或會使財務報表新增或修訂披露：

		於下列日期或之後開始之會計期間生效
香港會計準則第二十三號（修訂）	借貸成本	二零零九年一月一日
香港財務報告準則第八號	業務分部	二零零九年一月一日
香港（國際財務報告準則詮釋委員會）第十二號	服務優惠安排	二零零八年一月一日

卅八. 比較數字

因採納香港財務報告準則第七號「金融工具：披露」及香港會計準則第一號之修訂「財務報表之呈報：資本披露」，部分比較數字已調整以符合披露變更之需要，及部分比較金額已如首次於二零零七年披露般而分開顯示。有關詳情載於附註三。

附錄一
分部資料
(a) 業務分部
截至十二月三十一日止年度

百萬元	電力銷售 2007	電力銷售 2006	基建投資 2007	基建投資 2006	未分配及其他項目 2007	未分配及其他項目 2006	綜合 2007	綜合 2006
收入								
集團營業額	**12,478**	12,139	**–**	–	**46**	42	**12,524**	12,181
其他收入	**426**	26	**46**	78	**36**	216	**508**	320
分部收入	**12,904**	12,165	**46**	78	**82**	258	**13,032**	12,501
業績								
分部業績	**7,858**	7,347	**46**	78	**(74)**	185	**7,830**	7,610
利息收入	**–**	–	**519**	461	**520**	263	**1,039**	724
財務成本	**(369)**	(186)	**(265)**	(234)	**–**	–	**(634)**	(420)
經營溢利	**7,489**	7,161	**300**	305	**446**	448	**8,235**	7,914
應佔聯營公司溢利減虧損	**–**	–	**523**	228	**1**	1	**524**	229
除稅前溢利	**7,489**	7,161	**823**	533	**447**	449	**8,759**	8,143
所得稅	**(1,290)**	(1,286)	**(1)**	(2)	**(5)**	(13)	**(1,296)**	(1,301)
除稅後溢利	**6,199**	5,875	**822**	531	**442**	436	**7,463**	6,842
管制計劃調撥	**(15)**	–	**–**	–	**–**	–	**(15)**	–
股東應佔溢利	**6,184**	5,875	**822**	531	**442**	436	**7,448**	6,842
於十二月三十一日								
資產								
分部資產	**49,107**	49,209	**183**	1,733	**134**	36	**49,424**	50,978
聯營公司權益	**–**	–	**9,062**	6,329	**9**	10	**9,071**	6,339
銀行存款及現金	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
綜合總資產	**49,107**	49,209	**9,245**	8,062	**12,323**	10,508	**70,675**	67,779
負債								
分部負債	**2,848**	2,743	**118**	150	**227**	129	**3,193**	3,022
本期及遞延稅項	**5,836**	5,972	**19**	1	**13**	10	**5,868**	5,983
計息貸款	**8,559**	10,937	**4,936**	3,751	**–**	1	**13,495**	14,689
減費儲備	**1**	–	**–**	–	**–**	–	**1**	–
發展基金	**14**	–	**–**	–	**–**	–	**14**	–
綜合總負債	**17,258**	19,652	**5,073**	3,902	**240**	140	**22,571**	23,694
其他資料								
資本支出	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
折舊及攤銷	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

(b) 地區分部

截至十二月三十一日止年度

百萬元	香港 **2007**	香港 2006	澳洲 **2007**	澳洲 2006	未分配及其他項目 **2007**	未分配及其他項目 2006	綜合 **2007**	綜合 2006
收入								
集團營業額	**12,503**	12,166	**–**	–	**21**	15	**12,524**	12,181
其他收入	**460**	65	**46**	78	**2**	177	**508**	320
分部收入	**12,963**	12,231	**46**	78	**23**	192	**13,032**	12,501
業績								
分部業績	**7,885**	7,394	**45**	82	**(100)**	134	**7,830**	7,610
利息收入	**520**	263	**519**	460	**–**	1	**1,039**	724
財務成本	**(369)**	(186)	**(257)**	(234)	**(8)**	–	**(634)**	(420)
經營溢利	**8,036**	7,471	**307**	308	**(108)**	135	**8,235**	7,914
應佔聯營公司 溢利減虧損	**1**	1	**327**	254	**196**	(26)	**524**	229
除税前溢利	**8,037**	7,472	**634**	562	**88**	109	**8,759**	8,143
所得税	**(1,295)**	(1,299)	**(2)**	(2)	**1**	–	**(1,296)**	(1,301)
除税後溢利	**6,742**	6,173	**632**	560	**89**	109	**7,463**	6,842
管制計劃調撥	**(15)**	–	**–**	–	**–**	–	**(15)**	–
股東應佔溢利	**6,727**	6,173	**632**	560	**89**	109	**7,448**	6,842
於十二月三十一日								
資產								
分部資產	**49,220**	49,234	**115**	46	**89**	1,698	**49,424**	50,978
聯營公司權益	**9**	10	**7,030**	6,254	**2,032**	75	**9,071**	6,339
銀行存款及現金	**–**	–	**–**	–	**12,180**	10,462	**12,180**	10,462
綜合總資產	**49,229**	49,244	**7,145**	6,300	**14,301**	12,235	**70,675**	67,779
其他資料								
資本支出	**1,747**	2,304	**–**	–	**–**	1	**1,747**	2,305
折舊及攤銷	**2,144**	2,019	**–**	–	**–**	–	**2,144**	2,019

附錄二
主要附屬公司

下表只載列於二零零七年十二月三十一日對本集團的業績、資產或負債有重大影響的主要附屬公司的詳情。除另有註明者外，所有的股份均為普通股。

公司名稱	已發行股本及債務證券	本公司所佔股權之百分比	註冊成立／經營之地方	主要業務
香港電燈有限公司	2,411,600,000港元	100	香港	發電及供電
港燈協聯工程有限公司	1,000,000港元	100	香港	工程顧問
嘉雲建設有限公司	4,200,000港元	100	香港	承建
豐澤廣告有限公司	2港元	100	香港	廣告
香港電燈基金管理有限公司	20港元	100	香港	信託
Gusbury Enterprises Incorporation	2美元	100	巴拿馬／香港	投資控股
香港電燈（天然氣）有限公司	1美元	100	英屬處女島／香港	投資控股
Hongkong Electric (Cayman) 有限公司	1美元及10億港元票據（參閱附註廿三）	100	開曼群島／香港	財務
Hongkong Electric Finance (Cayman) 有限公司	1美元	100	開曼群島／香港	財務
Fenning有限公司	20港元	100	香港	承建
Dunway Investment有限公司	1美元	100	英屬處女島	投資
Coty有限公司	1美元	100	英屬處女島	投資控股
Bonlink Investment有限公司	1美元	100	英屬處女島	投資控股
港燈國際有限公司	50,000美元	100	英屬處女島	投資控股
Hongkong Electric Finance 有限公司	1美元及24億港元票據（參閱附註廿三）	100*	英屬處女島／香港	財務
HEI Investment Holdings有限公司	2港元	100*	香港	投資控股
Sigerson Business Corp.	1美元	100*	英屬處女島	投資控股
HEI Utilities (Malaysian) 有限公司	637,510澳元	100*	英屬處女島	投資控股
HEI Power (Malaysian) 有限公司	52,510澳元	100*	英屬處女島	投資控股
Hong Kong Electric International Finance (Australia) Pty 有限公司	1澳元	100*	澳洲	財務
HEI Transmission Finance (Australia) Pty 有限公司	12澳元	100*	澳洲	財務
HEI Distribution Finance (Australia) Pty有限公司	100澳元	100*	澳洲	財務
Riverland Investment有限公司	1美元	100*	英屬處女島	投資控股
Hongkong Electric International Power (Mauritius) 有限公司	2美元	100*	毛里求斯	投資控股
HEI Electricity Distribution (Malaysian) 有限公司	100美元	100*	馬來西亞	投資控股
Kentson有限公司	1美元	100*	英屬處女島	投資控股
Alpha Central Profits有限公司	1美元	100*	英屬處女島	投資控股
Beta Central Profits有限公司	63,772,525英鎊	100*	英國	投資控股
HKE Fund Management 有限公司 *S.à r.l.*	12,500歐羅	100*	盧森堡	投資控股
HEI China有限公司	1美元	100*	英屬處女島	投資控股
港燈雲南大理風電有限公司	1港元	100*	香港	投資控股
Dako International有限公司	1美元	100*	英屬處女島	投資控股
滿進發展有限公司	10,000港元	100*	香港	投資控股
HEI Tap有限公司 *S.A.*	1,050,000加元	100*	比利時	投資控股

* *間接持有*

附錄三
主要聯營公司

下表只載列於二零零七年十二月三十一日對本集團業績或資產有重大影響的聯營公司的詳情：

聯營公司名稱	已發行股本	本集團實際權益比例	註冊成立／經營之地方	主要業務
Secan 有限公司	10港元	20%	香港	物業發展
CKI Spark Holdings No. One 有限公司（參閱下列附註(a)）	303,146,236澳元	54.76%	巴哈馬群島／澳洲	配電
CKI Spark Holdings No. Two 有限公司（參閱下列附註(b)）	498,038,537澳元	54.76%	巴哈馬群島／澳洲	配電
Hong Kong Telecommunciation Holdings (Malaysian)有限公司（參閱下列附註(c)）	150美元	33.33%	馬來西亞	投資控股
Ratchaburi Power Company, 有限公司（參閱下列附註(d)）	5,370,000,000泰銖	25%	泰國	發電及供電
Northern Gas Networks Holdings, 有限公司（參閱下列附註(e)）	571,670,980英鎊	19.9%	英國	配氣
Stanley Power Inc.（參閱下列附註(f)）	2,000,000加元	50%	加拿大	發電
華能港燈大理風力發電有限公司（參閱下列附註(g)）	188,140,000 人民幣	45%	中國	發電

附註：

(a) *CKI Spark Holdings No. One 有限公司持有CHEDHA Holdings Pty 有限公司（「CHEDHAH」）百分之五十一權益。CHEDHAH是Powercor 及CitiPower之控股公司。Powercor於澳洲的維多利亞省經營及管理配電業務，CitiPower與Powercor同樣是澳洲維多利亞省五間配電商之一。本集團持有CKI Spark Holdings No. One 有限公司百分之五十四點七六權益，但由於本集團對該公司沒有有效的控制權，故該公司被列為本集團的聯營公司。*

(b) *CKI Spark Holdings No. Two 有限公司持有ETSA Utilities 夥伴（「ETSA」）百分之五十一權益。ETSA是一個非法人團體，於澳洲的南澳洲省經營及管理配電業務。本集團持有CKI Spark Holdings No. Two 有限公司百分之五十四點七六權益，但由於本集團對該公司沒有有效的控制權，故該公司被列為本集團的聯營公司。*

(c) *Hong Kong Telecommunication Holdings (Malaysian) 有限公司透過其全資附屬公司於澳洲持有若干電訊資產。*

(d) *Ratchaburi Power Company, 有限公司是一間泰國註冊公司，主要從事發展、財務、建造、安裝、測試、運作和維修一間泰國的發電廠。*

(e) *Northern Gas Networks Holdings 有限公司（「NGN」）於英國北部經營網絡配氣服務。董事經過考慮後認為本集團是有能力對NGN的財務及經營決策行使重大影響力，因此被列為聯營公司。*

(f) *Stanley Power Inc. 間接持有 TransAlta Cogeneration L.P. 夥伴百分之四十九點九九權益。TransAlta Cogeneration L.P.於加拿大阿爾伯達省，安大略省及薩斯喀徹溫省的五間燃氣廢熱發電設施擁有權益及擁有阿爾伯達省一間燃煤坑口電廠之權益。*

(g) *華能港燈大理風力發電有限公司從事風力發電發展、經營、管理及提供中國電力。*

五年集團溢利概要及集團資產負債表

五年集團溢利概要

港幣百萬元	**2007**	2006	2005	2004	2003
營業額	**12,524**	12,181	11,622	11,407	11,250
經營溢利	**8,235**	7,914	7,167	7,017	7,394
出售聯營公司權益溢利	**–**	–	1,560	–	–
應佔聯營公司溢利減虧損	**524**	229	1,050	419	71
除税前溢利	**8,759**	8,143	9,777	7,436	7,465
所得税	**(1,296)**	(1,301)	(1,215)	(1,180)	(1,598)
除税後溢利	**7,463**	6,842	8,562	6,256	5,867
管制計劃調撥	**(15)**	–	–	–	133
股東應佔溢利	**7,448**	6,842	8,562	6,256	6,000

五年集團資產負債表

港幣百萬元	**2007**	2006	2005	2004	2003
固定資產	**46,058**	46,496	46,258	45,276	45,024
聯營公司權益	**9,071**	6,339	5,780	8,914	8,175
其他非流動財務資產	**66**	1,687	1,682	39	7
其他非流動資產	**1,228**	626	213	296	236
流動資產／(負債)淨額	**10,566**	9,892	5,525	1,242	(845)
總資產減流動負債	**66,989**	65,040	59,458	55,767	52,597
非流動負債	**(18,870)**	(20,955)	(17,773)	(18,195)	(17,531)
減費儲備	**(1)**	–	–	–	(5)
發展基金	**(14)**	–	–	–	–
資產淨值	**48,104**	44,085	41,685	37,572	35,061
股本	**2,134**	2,134	2,134	2,134	2,134
儲備	**45,970**	41,951	39,551	35,438	32,927
資本及儲備	**48,104**	44,085	41,685	37,572	35,061

附註：

於二零零五年，集團採納了香港會計師公會頒佈之一些全新及經修訂的香港財務報告準則，此乃進行中之計劃的一部分以達至香港財務報告準則符合國際會計準則。在過渡性安排下，一些新準則按未來適用法處理，例如香港會計準則第三十二號「金融工具：披露及呈報」及香港會計準則第三十九號「金融工具：確認及計量」及經修訂之香港會計準則第十九號「僱員福利—精算損益，集團計劃及披露」，其他準則如香港會計準則第二十八號「於聯營公司的投資」則以追溯方法處理。在以上的分析中，二零零四年及更早年之數字只能在新會計政策以追溯方法處理下重報。

十年管制計劃明細表

香港電燈有限公司

(甲) 管制計劃

香港電燈有限公司(「港燈」),即本公司屬下之一全資附屬公司,其業務須遵照與香港特別行政區政府共同訂立之管制計劃經營。一九九四年一月一日修訂之管制計劃有效期至二零零八年十二月三十一日止。在這段期間內,每一方有權在截至一九九八年十二月三十一日止年度及二零零三年十二月三十一日止年度提出修改管制計劃,但必須獲得各方同意。

按照管制計劃規定,港燈可根據固定資產平均淨值每年賺取准許利潤十三厘五,另加由一九七九年一月一日後動用港燈股東增加投資所購置之固定資產平均值一厘五之溢利。在計算准許利潤時須先扣除根據管制計劃附件而計算出之過剩發電容量調整。於二零零七年已撥出港幣三千九百萬元作為過剩發電容量調整。准許利潤與管制計劃收入淨額之差額,將由損益表內撥往發展基金或自該基金撥回損益表。若管制計劃收入淨額低於准許利潤時,由發展基金撥往損益表之數額將不能超逾發展基金之結餘。於計算管制計劃收入淨額時,涉及購置固定資產之利息(無論已撥入收益賬或作資本支出),連同一項税務調整必須一併加於除税後之溢利上計算,但利息調整之數以不超過年息八厘為限。除此外,每年再按照發展基金平均結存百分之八,由損益表撥往減費儲備,設立此儲備之目的是回扣電費給客戶。

根據一九九四年一月一日實施之新修訂管制計劃,港燈需要保留一項跟隨税率計算之管制計劃税務調整。此項税務調整必須保留於港燈內,直至該税項需要支付為止。

(乙) 十年管制計劃明細表截至十二月三十一日止年度

港幣百萬元	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
電力銷售	**12,452**	12,326	12,310	11,442	11,263	11,522	10,911	10,543	9,577	9,627
撥自/(入)燃料價條款賬	**413**	15	119	(443)	(726)	(724)	(740)	(801)	(745)	(623)
其他管制計劃收入	**455**	42	56	51	66	56	59	54	64	62
電費收入毛額	**13,320**	12,383	12,485	11,050	10,603	10,854	10,230	9,796	8,896	9,066
燃料費用	**(2,167)**	(1,780)	(1,887)	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)
經營費用	**(1,260)**	(1,155)	(1,190)	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)
利息	**(369)**	(186)	(128)	(83)	(195)	(196)	(359)	(590)	(648)	(778)
折舊	**(2,025)**	(1,892)	(1,832)	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)
變賣固定資產之溢利	**-**	-	-	-	317	-	-	-	-	-
未除税收入淨額	**7,499**	7,370	7,448	6,751	7,042	7,182	6,534	6,090	5,260	5,178
管制計劃税項	**(1,331)**	(1,453)	(1,314)	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)
除税後收入淨額	**6,168**	5,917	6,134	5,584	5,849	6,048	5,524	5,228	4,513	4,356
借入資本利息	**307**	285	181	128	218	329	524	775	790	867
增加客戶按金利息	**9**	9	3	-	-	-	3	3	1	-
管制計劃收入淨額	**6,484**	6,211	6,318	5,712	6,067	6,377	6,051	6,006	5,304	5,223
撥(入)/自發展基金	**(14)**	-	-	-	139	(1)	111	(160)	251	(2)
發展基金不足之數額	-	487	288	869	228	-	-	-	-	-
准許利潤	**6,470**	6,698	6,606	6,581	6,434	6,376	6,162	5,846	5,555	5,221
發展基金不足之數額	**-**	(487)	(288)	(869)	(228)	-	-	-	-	-
借入資本利息	**(307)**	(285)	(181)	(128)	(218)	(329)	(524)	(775)	(790)	(867)
增加客戶按金利息	**(9)**	(9)	(3)	-	-	-	(3)	(3)	(1)	-
撥入減費儲備	**(1)**	-	-	-	(6)	(11)	(15)	(14)	(17)	(27)
利潤淨額	**6,153**	5,917	6,134	5,584	5,982	6,036	5,620	5,054	4,747	4,327

十年資產負債表

於十二月三十一日

香港電燈有限公司

港幣百萬元	**2007**	2006	2005	2004	2003	2002	2001	2000	1999	1998
非流動資產										
固定資產	**46,123**	46,565	46,331	45,353	45,104	45,287	44,045	41,688	39,761	37,750
僱員退休福利資產	**1,033**	539	159	277	220	212	–	–	–	–
衍生金融工具	**8**	1	29	–	–	–	–	–	–	–
	47,164	47,105	46,519	45,630	45,324	45,499	44,045	41,688	39,761	37,750
流動資產										
煤、燃油及液化天然氣	**255**	204	164	189	86	120	138	100	142	135
存貨及物料	**281**	278	281	275	281	292	301	299	309	291
燃料價條款賬	**336**	566	1,079	1,197	1,147	1,235	1,216	981	262	186
應收營業及其他賬項	**1,071**	1,056	1,013	1,049	1,018	1,039	664	633	641	525
現金及銀行結存	**4**	21	2	7	3	2	5	12	9	–
	1,947	2,125	2,539	2,717	2,535	2,688	2,324	2,025	1,363	1,137
流動負債										
銀行及其他貸款	**(1,405)**	(3,735)	(4,398)	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)
應付營業及其他賬項	**(860)**	(898)	(842)	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)
本期税項	**(410)**	(540)	(220)	(229)	(301)	(419)	(792)	(209)	(227)	(179)
	(2,675)	(5,173)	(5,460)	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)
流動負債淨額	**(728)**	(3,048)	(2,921)	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)
總資產減流動負債	**46,436**	44,057	43,598	39,573	38,278	37,260	35,775	35,420	33,038	31,223
非流動負債										
銀行及其他貸款	**(9,796)**	(9,845)	(6,936)	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)
遞延應付賬項	**–**	–	(52)	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)
客戶按金	**(1,585)**	(1,537)	(1,508)	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)
僱員退休福利負債	**(423)**	(307)	(268)	(79)	(68)	(57)	–	–	–	–
遞延税項負債 *(附註四)*	**(5,426)**	(5,432)	(5,382)	(5,236)	(5,105)	(4,599)	–	–	–	–
衍生金融工具	**(7)**	(1)	(5)	–	–	–	–	–	–	–
	(17,237)	(17,122)	(14,151)	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)
減費儲備 *(附註一)*	**(1)**	–	–	–	(5)	(10)	(9)	(14)	(21)	(62)
發展基金 *(附註二)*	**(14)**	–	–	–	–	(139)	(138)	(249)	(89)	(340)
資產淨值	**29,184**	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210
資本及儲備										
股本	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
儲備 *(附註三及四)*	**6**	4	–	–	–	937	2,460	2,201	1,975	1,724
對沖儲備	**(6)**	(4)	3	–	–	–	–	–	–	–
擬派股息	**4,928**	4,878	3,882	4,244	5,200	1,903	4,311	3,917	3,945	3,518
	7,339	7,289	6,296	6,655	7,611	5,251	9,182	8,529	8,331	7,653
信貸股本	**21,845**	19,646	23,151	21,324	19,490	17,587	15,924	14,385	12,868	11,557
	29,184	26,935	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210

附註：

(一) 此儲備之目的乃以回扣方式，用作減低客戶的電費。

(二) 設立發展基金之主要目的，是用以協助購置固定資產，而非作為股東權益之一部份。

(三) 此儲備至二零零一年為止乃根據一九九四年一月一日實施之新修訂管制計劃協議所計算的一項管制計劃税務調整，此乃代表折舊及税務津貼之累積差額乘以每年實際税率得出之數。此項管制計劃税務調整必須保留於香港電燈有限公司(「港燈」)內，直至該税項需要支付為止。由二零零二年開始，隨著香港會計實務準則第十二號(經修訂)「所得税」之實施，遞延税項負債已在港燈之資產負債表內確認。故此，該項管制計劃税務調整已不再需要。

(四) 香港會計實務準則第十二號(經修訂)「所得税」已於二零零三年一月一日起之會計年度生效。為了符合該準則之要求，集團於二零零三年採納了一項新的遞延税項會計政策。二零零二年之比較數字已作調整。然而，更早年度之比較數字未能作出適當的調整。

十年經營統計

香港電燈有限公司

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
售電量(百萬度)										
商業用電	**8,109**	7,984	7,866	7,781	7,596	7,709	7,456	7,141	6,875	6,781
家庭用電	**2,394**	2,372	2,445	2,332	2,346	2,443	2,359	2,346	2,288	2,448
工業用電	**388**	417	444	480	471	490	496	505	490	464
合計(百萬度)*(附註一)*	**10,891**	10,773	10,755	10,593	10,413	10,642	10,311	9,992	9,653	9,693
每年增加(百分率)	**1.1**	0.2	1.5	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8
平均淨電費每度(分)										
基本電費	**114.3**	114.4	114.9	108.5	108.5	108.5	105.7	105.7	99.4	99.4
燃料價條款附加費/(折扣)	**5.9**	4.9	2.2	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)
特別折扣	**–**	(1.9)	(7.1)	(1.0)	(1.0)	–	–	–	–	–
減費折扣	**–**	–	–	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)
淨電費每度(分)	**120.2**	117.4	110.0	103.3	101.3	101.3	96.2	90.3	90.3	90.3
				(附註二)	*(附註三)*					
客戶總數(千位)	**561**	559	556	552	547	544	536	526	519	513
總發電能量(兆瓦)										
燃氣輪機及後備發電機組	**920**	920	920	920	920	920	805	805	805	805
燃煤發電機組	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
天然氣發電機組	**335**	335	–	–	–	–	–	–	–	–
風力發電機組	**1**	1	1	–	–	–	–	–	–	–
合計(兆瓦)	**3,756**	3,756	3,421	3,420	3,420	3,420	3,305	3,305	3,305	3,305
系統最高需求量(兆瓦)	**2,552**	2,597	2,565	2,588	2,440	2,436	2,516	2,417	2,343	2,316
每年增加(百分率)	**(1.7)**	1.2	(0.9)	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0
週年負荷系數(百分率)	**54.8**	53.6	54.3	52.9	55.3	55.2	53.0	53.5	53.4	54.2
熱功效率(百分率)	**36.4**	35.5	35.1	35.3	35.3	35.4	35.5	35.6	35.8	35.9
燃煤機廠房應用率(百分率)	**86.0**	86.0	88.5	87.6	87.0	88.2	87.9	84.3	87.1	89.2
電力開關站	**23**	23	23	22	23	22	20	20	20	18
分區電力站	**26**	26	26	26	28	26	25	25	25	23
用戶電力分站	**3,632**	3,617	3,597	3,570	3,531	3,487	3,444	3,391	3,309	3,230
僱員人數	**1,857**	1,907	1,965	2,022	2,092	2,168	2,277	2,325	2,403	2,490
資本支出(港幣百萬元)	**1,747**	2,307	3,006	2,248	2,106	3,145	4,133	3,549	3,622	4,248

附註:

(一) 二零零二年包括因改變確認年內售電量之方法而產生了一項一次過的調整。

(二) 適用於二零零四年四月至二零零四年十二月。

(三) 適用於二零零三年一月至二零零四年三月。

股東週年大會通告

茲定於二零零八年五月十五日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

（一）省覽本公司截至二零零七年十二月三十一日止年結及董事局與核數師報告書。

（二）宣派末期股息。

（三）重選退任董事。

（四）聘任核數師及授權董事局議定其酬金。

作為特別事項

（五）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

（甲）無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份，此項授權包括授予或於有關期間或其後行使之售股建議或購股權（包括可轉換為本公司股份之債券及債權證）；及

（乙）就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（六）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

（甲）在下文（乙）段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

（乙）本公司按照上文（甲）段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

（丙）就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（七）考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

承董事局命

公司秘書
黃莉華

香港，二零零八年四月二日

附註：

（一） 於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第八十條賦予之權力，將上文每項決議案以投票方式表決。

（二） 有權出席投票之股東，均有權委任代表出席及於採用投票方式表決時代其投票（任何持有兩股股份或以上之股東不得委任超過兩名代表）。代表人不必為本公司股東。根據本公司章程細則，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

（三） 本公司將由二零零八年五月八日星期四至二零零八年五月十五日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派末期股息者或擬親自出席大會（包括其延會）及於會上投票者，務須於二零零八年五月七日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

（四） 就上述第三項議程之決議案，霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、顧浩格先生、李澤鉅先生及麥理思先生將根據本公司組織章程細則第一百一十六條告退，而阮水師先生將根據細則第九十九條告退，但上述董事如再度被選，願繼續連任。根據香港聯合交易所有限公司證券上市規則（「上市規則」）而須披露上述董事之資料，已載於下述附註（六）所述之函件附錄二。

（五） 就上述第五項及第七項議程之決議案，董事局表明現時並無計劃發行任何新股。要求股東給予該項一般性授權，乃符合公司條例及上市規則的規定。

（六） 就上述第六項議程之決議案，董事局表明將於認為符合股東利益之情況下行使授權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零七年度年報另函寄予各股東。

公司資料

董事局

執行董事

霍建寧*（主席）*
曹棨森*（集團董事總經理）*
周胡慕芳*
甄達安
甘慶林
李蘭意*（董事兼工程總經理）*
李澤鉅
麥堅*（集團財務董事）*
陸法蘭
尹志田*（工程及發展董事）*
阮水師*（營運董事）*
陳來順*（甘慶林之替任董事）*

非執行董事

夏佳理
麥理思

獨立非執行董事

顧浩格
佘頌平
黃頌顯

**亦為霍建寧及陸法蘭之替任董事*

審計委員會

黃頌顯*（主席）*
夏佳理
顧浩格
佘頌平

薪酬委員會

霍建寧*（主席）*
佘頌平
黃頌顯

公司秘書

黃莉華

註冊辦事處

香港堅尼地道四十四號港燈中心
電話：2843 3111　　傳真：2537 1013
電郵地址：mail@heh.com　　網址：www.heh.com

往來銀行

香港上海滙豐銀行有限公司

律師

孖士打律師行

核數師

畢馬威會計師事務所

股份登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一百八十三號
合和中心十七樓一七一二至一七一六室

美國證券託存收據託存處

花旗銀行
Shareholder Services
P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

財務日程表

半年業績	宣佈日期二零零七年八月九日
全年業績	宣佈日期二零零八年三月六日
年報	寄給股東日期二零零八年四月三日或之前
停止股權登記	二零零八年五月八日至二零零八年五月十五日
股東週年大會	舉行日期二零零八年五月十五日
每股股息	
中期息：港幣五角八分	支付日期二零零七年九月二十一日
末期息：港幣一元四角三分	支付日期二零零八年五月十六日

港燈
HK Electric

香港經濟日報 2008年4月3日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

暫停辦理過戶登記手續

香港電燈集團有限公司(「本公司」)將由二零零八年五月八日星期四至二零零八年五月十五日星期四(首尾兩天包括在內)暫停辦理股票過戶工作，以確定有資格獲派末期股息及親自出席將於二零零八年五月十五日星期四舉行之股東週年大會(包括其延會)及於會上投票的股東名單。凡擬獲取上述資格者，務須於二零零八年五月七日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

承董事會命
公司秘書
黃莉華

香港，二零零八年四月二日

於本公布日期，本公司董事為：

執行董事：	霍建寧先生(主席)、曹榮森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。
非執行董事:	夏佳理先生及麥理思先生。
獨立非執行董事:	顧浩格先生、余頌平先生及黃頌顯先生。

本公佈亦登載於香港交易及結算所有限公司的網站 www.hkex.com.hk「最新上市公司公告」一欄及本公司的網站 www.heh.com「投資者資訊 — 通告、公佈及通函」一欄

The Standard 3.4.2008

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

CLOSURE OF REGISTER OF MEMBERS

The register of members of Hongkong Electric Holdings Limited (the "Company") will be closed from Thursday, 8th May 2008 to Thursday, 15th May 2008, both days inclusive, to ascertain shareholders qualified for the final dividend and the right to attend and vote at the Annual General Meeting to be held on Thursday, 15th May 2008 (or any adjournment thereof). To qualify for the abovementioned rights, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th May 2008.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 2nd April, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at www.heh.com under "Investor Relations – Notices, Announcements & Circulars".

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2008 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 2nd April 2008

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 8th May 2008 to Thursday, 15th May 2008, both days inclusive. To qualify for the final dividend and the right to attend and vote at the Meeting (or any adjournment thereof), all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7th May 2008.

(4) Regarding Resolution 3 above, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan Chow Woo Mo-fong, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. George Colin Magnus, will retire under Article 116 of the Company's Articles of Association, while Mr. Yuen Sui-see will retire under Article 99 of the Company's Articles of Association, and, being eligible, will offer themselves for re-election at the Meeting. Particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") are set out in Appendix II to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company. The general mandate is being sought from members in compliance with the Companies Ordinance and the Listing Rules.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2007 annual report.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

股東週年大會通告

茲定於二零零八年五月十五日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作爲普通事項

(一) 省覽本公司截至二零零七年十二月三十一日止年結及董事局與核數師報告書。

(二) 宣派末期股息。

(三) 重選退任董事。

(四) 聘任核數師及授權董事局議定其酬金。

作爲特別事項

(五) 考慮及認爲適當時，通過下列決議案爲普通決議案：

「**動議**：

(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份，此項授權包括授予或於有關期間或其後行使之售股建議或購股權（包括可轉換爲本公司股份之債券及債權證）；及

(乙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(六) 考慮及認爲適當時，通過下列決議案爲普通決議案：

「**動議**：

(甲) 在下文（乙）段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(乙) 本公司按照上文（甲）段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(丙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認爲適當時，通過下列決議案爲普通決議案：

「**動議**擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

承董事局命

公司秘書
黃莉華
香港，二零零八年四月二日

附註：

(一)　於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第八十條賦予之權力，將上文每項決議案以投票方式表決。

(二)　有權出席投票之股東，均有權委任代表出席及於採用投票方式表決時代其投票(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必爲本公司股東。根據本公司章程細則，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址爲香港堅尼地道四十四號。

(三)　本公司將由二零零八年五月八日星期四至二零零八年五月十五日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派末期股息者或擬親自出席大會(包括其延會)及於會上投票者，務須於二零零八年五月七日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址爲香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

(四)　就上述第三項議程之決議案，霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、顧浩格先生、李澤鉅先生及麥理思先生將根據本公司組織章程細則第一百一十六條告退，而阮水師先生將根據細則第九十九條告退，但上述董事如再度被選，願繼續連任。根據香港聯合交易所有限公司證券上市規則（「上市規則」）而須披露上述董事之資料，已載於下述附註（六）所述之函件附錄二。

(五)　就上述第五項及第七項議程之決議案，董事局表明現時並無計劃發行任何新股。要求股東給予該項一般性授權，乃符合公司條例及上市規則的規定。

(六)　就上述第六項議程之決議案，董事局表明將於認爲符合股東利益之情況下行使授權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零七年度年報另函寄予各股東。

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 0006)

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES AND DIRECTORS PROPOSED TO BE RE-ELECTED

2nd April 2008

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
Registered office: 44 Kennedy Road, Hong Kong

港燈
HK Electric

Executive Directors
FOK Kin-ning, Canning *(Chairman)*
TSO Kai-sum *(Group Managing Director)*
CHOW WOO Mo-fong, Susan*
Andrew John HUNTER
KAM Hing-lam
LEE Lan-yee, Francis
LI Tzar-kuoi, Victor
Neil Douglas MCGEE
Frank John SIXT
WAN Chi-tin
YUEN Sui-see
CHAN Loi Shun (Alternate to KAM Hing-lam)

Non-Executive Directors
Ronald Joseph ARCULLI
George Colin MAGNUS

Independent Non-Executive Directors
Holger KLUGE
Ralph Raymond SHEA
WONG Chung-hin

* *Also alternate to FOK Kin-ning, Canning and Frank John SIXT*

2nd April 2008

To the Shareholders,

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES AND DIRECTORS PROPOSED TO BE RE-ELECTED

INTRODUCTION

The purpose of this circular is to provide you with information regarding the general mandates to issue shares and to repurchase shares which are proposed to be granted to the Directors, and the proposed re-election of the Directors who are due to retire. These resolutions will be proposed at the Annual General Meeting of the Company convened for 15th May 2008 ("AGM").

PROPOSED GENERAL MANDATES FOR SHARE REPURCHASE AND ISSUE OF NEW SHARES

On 10th May 2007 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the AGM. It is therefore proposed to seek your approval at the AGM of an ordinary resolution granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Repurchase Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in **Appendix I** to this circular.

Ordinary resolutions will also be proposed at the AGM (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Fok Kin-ning, Canning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Chow Woo Mo-fong, Susan, Mr. Andrew John Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Li Tzar-kuoi, Victor and Mr. George Colin Magnus will retire by rotation at the AGM in accordance with Article 116 of the Company's Articles of Association, while Mr. Yuen Sui-see who was appointed Director on 1st March 2008 will retire in accordance with Article 99 of the Company's Articles of Association. The abovementioned Directors, being eligible, offer themselves for re-election. The particulars of these Directors which are required to be disclosed by the Listing Rules are set out in **Appendix II** to this circular.

ANNUAL GENERAL MEETING

The resolutions to be proposed at the AGM are set out in full in the Notice of Annual General Meeting included in the Annual Report. Your right to demand a poll on the resolutions at the Meeting is set out in **Appendix III** to this circular. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at the address stated above not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
FOK Kin-ning, Canning
CHAIRMAN

APPENDIX I

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 27th March 2008 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Repurchase Mandate (10% of the issued share capital of the Company), on the basis that no further Shares are issued prior to the date of the AGM, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2009, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the Annual Report for the year ended 31st December 2007) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this circular and during the period from 1st March 2008 to 27th March 2008 (the latest practicable date prior to the printing of this circular) were as follows:

	Highest *HK$*	**Lowest** *HK$*
March 2007	40.40	37.75
April 2007	42.70	39.25
May 2007	42.05	39.00
June 2007	41.10	38.00
July 2007	40.95	38.70
August 2007	39.80	37.45
September 2007	41.45	38.50
October 2007	40.75	38.25
November 2007	41.30	38.10
December 2007	45.45	39.70
January 2008	46.35	39.80
February 2008	46.80	43.00
1st March 2008 to 27th March 2008	52.50	41.00

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Repurchase Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved and exercised.

As at 27th March 2008 (the latest practicable date prior to the printing of this circular), Cheung Kong Infrastructure Holdings Limited ("CKI") and its subsidiary Hyford Limited held through certain subsidiaries of Hyford Limited (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing approximately 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI,

Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Messrs. Li Ka-shing and Li Tzar-kuoi, Victor (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX II

The following is the information required to be disclosed by the Listing Rules on the Directors proposed to be re-elected at the AGM.

1. **Mr. Canning FOK Kin-ning**, aged 56, has been an Executive Director of the Company since February 1985. He was appointed Deputy Chairman in August 1993 and became Chairman in November 2005. He is also a Chairman of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company. Mr. Fok holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants. He is the Group Managing Director of Hutchison Whampoa Limited ("Hutchison"), the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"), a Non-Executive Director of Cheung Kong (Holdings) Limited ("Cheung Kong") and a Director of Hutchison International Limited ("HIL"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), and holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He is also the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. In addition, he is the Chairman of Hutchison Global Communications Holdings Limited which was formerly a listed company. Mr. Fok was previously a Non-executive Director of Hanny Holdings Limited *(resigned on 1st September 2005)* and Panva Gas Holdings Limited (now known as Towngas China Company Limited) *(resigned on 8th August 2006)*. All companies hereinabove mentioned except HEC and HIL are listed companies unless otherwise indicated. Mr. Fok does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Chairman's salary of HK$50,000 per annum and a Director's fee of HK$70,000 per annum. Mr. Fok does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

2. **Mr. TSO Kai-sum**, aged 76, has been an Executive Director of the Company since February 1985 and became Group Managing Director in January 1997. He is also a Director of most of the subsidiaries of the Company, including HEC. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of HEC and Executive Director of Associated Technical Services Limited. In 1981, he joined International City Holdings Limited as an Executive Director. In 1987, he joined the Hutchison Whampoa Group as Group Managing Director of Hutchison Whampoa Properties. In 1997, he re-joined the Hongkong Electric Group as Group Managing Director. Mr. Tso holds a Bachelor of Science degree in Civil Engineering and is a Chartered Engineer. He is a member of the Institute of Civil Engineers and the Institute of Structural Engineers in the United Kingdom. Mr. Tso is an Executive Director of CKI, a listed company and a substantial and controlling shareholder of the Company. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Tso does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. The annual remuneration package for Mr. Tso for the year 2007 under his service contract with the Company amounted to approximately HK$16.85 million. The emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. He is also entitled to a Director's fee of HK$70,000 per annum. Mr. Tso does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

3. **Mr. Ronald Joseph ARCULLI**, aged 69, was appointed Independent Non-executive Director in March 1997, and was re-designated as Non-executive Director in September 2004. He is a also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Arculli is a practising solicitor and a non-official member of the Executive Council. He also serves on the committees of various government and public service bodies and has served on the Legislative Council from 1988 to 2000. Mr. Arculli is Chairman of Hong Kong Exchanges and Clearing Limited, an Independent Non-executive Director of Hang Lung Properties Limited, SCMP Group Limited and Shanghai Century Acquisition Corporation, and a Non-executive Director of HKR International Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited, all being listed companies. He does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Arculli has a controlling interest in a company which holds 2,011 shares of the Company. There is a service contract dated 15th October 2007 between the Company and Mr. Arculli appointing him as a Non-executive Director of the Company for an initial term up to 31st December 2008 which automatically renews for successive 12-month periods, subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. He is entitled to a Director's fee of HK$70,000 per annum and a further fee for serving as member of the Audit Committee of HK$70,000 per annum. Mr. Arculli does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

4. **Mrs. Susan CHOW WOO Mo-fong**, aged 54, was appointed Non-executive Director of the Company in January 1996, and was re-designated as an Executive Director in May 2006. She is also a Director of HEC and Hongkong Electric Fund Management Limited, both wholly owned subsidiaries of the Company. Mrs. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration. Mrs. Chow is the Deputy Group Managing Director of Hutchison, an Executive Director of CKI, a Director of Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., HIL and Hutchison Infrastructure Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. Hutchison and CKI are listed companies. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, she does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. In addition, Mrs. Chow is an Executive Director of Hutchison Harbour Ring Limited, a Non-executive Director of Hutchison Telecommunications International Limited and TOM Group Limited, and a Director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., all being listed companies. She is also a Director of Hutchison Global Communications Holdings Limited and an Alternate Director of TOM Online Inc., both being listed companies previously. Mrs. Chow does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between her and the Company. She is entitled to a Director's fee of HK$70,000 per annum. Mrs. Chow does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

5. **Mr. Andrew John HUNTER**, aged 49, has been an Executive Director of the Company since January 1999. He acted as Group Finance Director of the Company from January 1999 to January 2006. He is also a Director of HEC, a wholly owned subsidiary of the Company. Prior to joining the Hongkong Electric Group, Mr. Hunter was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants. Mr. Hunter is Chief Financial Officer of Cheung Kong and an Executive Director and Chief Operating Officer of CKI, both listed companies and substantial shareholders of the Company within the meaning of Part XV of the SFO. Mr. Hunter also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Hunter is also a Non-executive Director of Spark Infrastructure Group, a listed company in Australia. He does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee of HK$70,000 per annum. Mr. Hunter does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

6. **Mr. KAM Hing-lam**, aged 61, has been an Executive Director of the Company since May 1993. He is also a Director of HEC, a wholly owned subsidiary of the Company. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is a member of the Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc. ("CK Life"). Mr. Kam is also a Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison, the Group Managing Director of CKI and a Director of Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and HIL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He holds directorships in certain companies controlled by certain substantial shareholders of the Company. CK Life, Cheung Kong, Hutchison and CKI are listed companies. He is the brother-in-law of Mr. Li Ka-shing, a substantial shareholder of the Company within the meaning of Part XV of the SFO, and uncle of Mr. Li Tsar-kuoi, Victor, an Executive Director of the Company. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Kam is also a Non-executive Director of Spark Infrastructure Group, a listed company in Australia. Mr. Kam does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee of HK$70,000 per annum.

   Mr. Kam previously held directorships in CrossCity Motorway Pty Ltd, CrossCity Motorway Nominees No. 1 Pty Ltd, CrossCity Motorway Nominees No. 2 Pty Ltd, CrossCity Motorway Holdings Pty Ltd and CrossCity Motorway Finance Pty Ltd (collectively the "CrossCity companies") *(all resigned on 22nd December 2006)*, all incorporated in Australia. The principal business of the CrossCity companies is the design, construction and operation of the Cross City Tunnel in Sydney, Australia. A voluntary administrator and a receiver and manager were appointed in respect of the CrossCity companies on 27th December 2006 as they were insolvent. The amount which led to the receivership proceedings was approximately AUD567 million. According to a press release dated 27th September 2007 on the website of the Cross City Tunnel, the Cross City Tunnel had been acquired by the ABN AMRO and Leighton Contractors consortium.

   Save as disclosed above, Mr. Kam does not have any other information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

7. **Mr. Holger KLUGE**, aged 66, has been an Independent Non-executive Director of the Company since August 1999. He is also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Kluge holds a Bachelor of Commerce degree and a Master's degree in Business Administration. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. Mr. Kluge is an Independent Non-executive Director of Hutchison, a listed company and a substantial shareholder of the Company within the meaning of Part XV of the SFO. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He is also a Director of Husky Energy Inc. and Shoppers Drug Mart, both listed companies in Canada. He was previously a Director of TOM Group Limited *(resigned on 30th June 2005)*. Mr. Kluge does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is a service contract dated 15th October 2007 between the Company and Mr. Kluge appointing him as an Independent Non-executive Director of the Company for an initial term up to 31st December 2008 which automatically renews for successive 12-month periods, subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. He is entitled to a Director's fee of HK$70,000 per annum and a further fee for serving as member of the Audit Committee of HK$70,000 per annum. Mr. Kluge does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

8. **Mr. LI Tzar-kuoi, Victor**, aged 43, has been an Executive Director of the Company since May 1994. He is also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. He serves as a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region. Mr. Li is the Chairman of CKI and CK Life, the Managing Director and Deputy Chairman of Cheung Kong, Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited ("HSBC"). All the aforementioned companies except HEC and HSBC are listed companies. Mr. Li is son of Mr. Li Ka-shing, a substantial shareholder of the Company within the meaning of Part XV of the SFO, and nephew of Mr. Kam Hing-lam, an Executive Director of the Company. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and HIL. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1"), Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"), and Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust in which each of TDT1 and TDT2 holds units, are substantial shareholders of the Company within the meaning of Part XV of the SFO. The discretionary beneficiaries of each of DT1 and DT2 include Mr. Li Tzar-kuoi, Victor, his wife and children. Save as disclosed above, Mr. Li does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Li has a family interest of 151,000 shares and other interests of 829,599,612 shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee of HK$70,000 per annum.

   Mr. Li previously held directorship of Star River Investment Limited ("Star River") *(ceased to act as director on 4th June 2005)*, a company owned as to 50% by Cheung Kong with its place of incorporation in Hong Kong and active in acquiring property for development. Star River commenced creditors' voluntary winding up on 28th September 2004 since it could not continue its business by reason of its liabilities. The amount involved in the winding up was HK$17,259,710.34 and Star River was dissolved on 4th June 2005.

   Save as disclosed above, Mr. Li does not have any other information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

9. **Mr. George C. MAGNUS**, aged 72, was appointed an Executive Director of the Company in February 1985 and acted as Chairman from 1993 to October 2005. He was re-designated as Non-executive Director on 1st November 2005. He is also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Magnus holds a Master's degree in Economics. He is a Non-executive Director of Cheung Kong, Hutchison and CKI, all being listed companies and substantial shareholders of the Company within the meaning of Part XV of the SFO. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Magnus does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is a service contract dated 15th October 2007 between the Company and Mr. Magnus appointing him as a Non-executive Director of the Company for an initial term up to 31st December 2008 which automatically renews for successive 12-month periods, subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. He is entitled to a Director's fee of HK$70,000 per annum. Mr. Magnus does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

10. **Mr. YUEN Sui-see**, aged 57, has been an Executive Director of the Company since 1st March 2008. He is also a Director of HEC, a wholly owned subsidiary of the Company, and certain other subsidiaries of the Company. Mr. Yuen joined the Hongkong Electric Group in May 1986 and prior to his appointment as an Executive Director, was General Manager (Transmission & Distribution). Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers. Mr. Yuen does not have any relationship with any other Director, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 1,500 shares of the Company. Mr. Yuen's emoluments covered by his service contract (which includes his basic salary, allowances and benefits) are approximately HK$3.7 million per annum and he is entitled to such amount of discretionary bonus as approved by the Remuneration Committee. Such emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. Mr. Yuen is also entitled to a Director's fee of HK$70,000 per annum. Mr. Yuen does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning Mr. Yuen that need to be brought to the attention of shareholders.

APPENDIX III

Article 80 of the Company's Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

本公司章程細則第八十條載有股東可要求以投票方式表決決議案的程序：

在任何股東大會上交由會議表決的決議案，須以舉手方式表決，除非（在宣布舉手表決的結果之時或之前）由下列的人士要求以投票方式表決，則不在此限：

(a) 主席；或

(b) 最少五名親自出席或委派代表出席的股東；或

(c) 佔全體有權在該會議上表決的股東的總表決權不少於十分之一，並親自出席或委派代表出席的任何一名或多於一名股東；或

(d) 持有授予在該會議上表決權利的本公司股份的一名或多於一名股東，而就該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

除非有人如此要求以投票方式表決，否則主席宣布有關的決議案，已獲舉手表決通過或一致通過，或獲某特定大多數通過，或不獲通過，並且在載有公司會議記錄的簿冊內已登載相應的記項，即為有關事實的確證，而無須證明該項決議案所得的贊成票或反對票的數目或比例。

9. **麥理思先生**，七十二歲，一九八五年二月獲委任為本公司執行董事，而於一九九三年至二零零五年十月出任本集團主席。麥先生於二零零五年十一月一日轉任為非執行董事。麥先生亦為本公司全資附屬公司香港電燈有限公司董事。麥先生持有經濟碩士學位。麥先生為長實、和黃及長江基建非執行董事，而上述公司均為上市公司及根據證券及期貨條例第XV部為本公司主要股東。除所披露者外，麥先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，麥先生並無持有本公司股份之任何權益。本公司與麥先生於二零零七年十月十五日已就委任麥先生為本公司非執行董事訂立服務合約，任期於二零零八年十二月三十一日期滿，其後會自動續約，每次十二個月，惟仍須根據本公司組織章程細則輪值告退及重選。麥先生之董事袍金為每年港幣七萬元。麥先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關麥先生之重大事項須股東垂注。

10. **阮水師先生**，五十七歲，二零零八年三月一日獲委任為本公司執行董事。阮先生亦為本公司全資附屬公司香港電燈有限公司及若干其他附屬公司之董事。阮先生於一九八六年五月加入香港電燈集團，而在被委任為執行董事前，阮先生為輸配電科總經理。阮先生從事輸配電業務逾三十年，持有工程學士及碩士學位，並為英國特許工程師，香港註冊專業工程師及香港工程師學會資深會士。阮先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。阮先生個人持有本公司股份1,500股。按阮先生之服務合約，其每年的酬金約為港幣三百七十萬元（包括底薪、津貼及福利）以及由薪酬委員會批准的酌情花紅。此等酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。此外，阮先生之董事袍金為每年港幣七萬元。阮先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關阮先生之重大事項須股東垂注。

8. **李澤鉅先生**，四十三歲，一九九四年五月獲委任為本公司執行董事。李先生亦為本公司全資附屬公司香港電燈有限公司董事。李先生持有土木工程學士學位及結構工程碩士學位。李先生為中國人民政治協商會議第十一屆全國委員會常務委員，同時任香港特別行政區策略發展委員會委員。李先生為長江基建及長江生命主席、長實董事總經理兼副主席、和黃副主席，赫斯基能源公司聯席主席及香港上海滙豐銀行有限公司(「滙豐」)董事。上文提述之公司(除香港電燈有限公司及滙豐外)全部均為上市公司。李先生為李嘉誠先生的兒子及本公司執行董事甘慶林先生之姨甥，根據證券及期貨條例第XV部，李嘉誠先生被視為本公司主要股東。李先生出任根據證券及期貨條例第XV部屬本公司主要股東，即長實、和黃、長江基建、Hyford Limited 及和記企業之董事。李先生亦為若干受本公司若干主要股東控制之公司的董事。根據證券及期貨條例第XV部，身為The Li Ka-Shing Unity Discretionary Trust (「DT1」)信託人之Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」)、身為另一全權信託(「DT2」)信託人之Li Ka-Shing Unity Trustcorp Limited (「TDT2」)，以及身為The Li Ka-Shing Unity Trust (TDT1 及TDT2 各持有其信託單位) 信託人之Li Ka-Shing Unity Trustee Company Limited均為本公司主要股東。DT1及DT2 之可能受益人包括李澤鉅先生、其妻子與子女。除所披露者外，李先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，李先生持有家族權益151,000股及其他權益829,599,612股本公司股份。本公司與李先生之間並無服務合約。李先生之董事袍金為每年港幣七萬元。

李先生曾出任星滿河投資有限公司(「星滿河」)之董事*(已於二零零五年六月四日離任)*。星滿河於香港註冊成立，並由長實擁有百分之五十權益，其業務為積極購入物業作發展用途。星滿河基於債務理由無法繼續其業務，並於二零零四年九月二十八日啟動債權人自動清盤程序，涉及金額為港幣17,259,710.34元。於二零零五年六月四日，星滿河完成清盤程序並告解散。

除上文所披露者外，李先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關李先生之重大事項須股東垂注。

7. **顧浩格先生**，六十六歲，一九九九年八月獲委任為本公司獨立非執行董事。顧先生亦為本公司全資附屬公司香港電燈有限公司董事。顧先生持有商業學士學位及商業管理碩士學位。顧先生曾任加拿大帝國商業銀行私人及商業銀行總裁，該銀行為北美洲最大金融服務機構之一。顧先生為上市公司及根據證券及期貨條例第XV部屬本公司主要股東和黃之獨立非執行董事。除所披露者外，顧先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。顧先生亦為加拿大上市公司赫斯基能源公司及Shoppers Drug Mart董事。顧先生曾為TOM集團有限公司董事 *(於二零零五年六月三十日辭任)*。根據證券及期貨條例第XV部，顧先生並無持有本公司股份之任何權益。本公司與顧先生於二零零七年十月十五日已就委任顧先生為本公司獨立非執行董事訂立服務合約，任期於二零零八年十二月三十一日期滿，其後會自動續約，每次十二個月，惟仍須根據本公司組織章程細則輪值告退及重選。顧先生可獲取董事袍金每年港幣七萬元及作為審計委員會成員之酬金每年港幣七萬元。顧先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關顧先生之重大事項須股東垂注。

6. **甘慶林先生**，六十一歲，一九九三年五月獲委任為本公司執行董事。甘先生亦為本公司全資附屬公司香港電燈有限公司董事。甘先生持有工程理學士學位及商業管理碩士學位。甘先生為中國人民政治協商會議北京市委員。甘先生為長江生命科技集團有限公司(「長江生命」)總裁及行政總監，亦為長實副董事總經理、和黃執行董事、長江基建集團董事總經理、Hyford Limited、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc.及和記企業之董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。長江生命、長實、和黃及長江基建均為上市公司。甘先生亦為若干受本公司若干主要股東控制之公司的董事。甘先生為根據證券及期貨條例第XV部屬本公司主要股東李嘉誠先生之襟弟及本公司執行董事李澤鉅先生之姨丈。除所披露者外，甘先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。甘先生亦為澳洲上市公司Spark Infrastructure Group非執行董事。根據證券及期貨條例第XV部，甘先生並無持有本公司股份之任何權益。本公司與甘先生之間並無服務合約。甘先生之董事袍金為每年港幣七萬元。

甘先生曾出任於澳洲註冊成立之CrossCity Motorway Pty Ltd、CrossCity Motorway Nominees No. 1 Pty Ltd、 CrossCity Motorway Nominees No. 2 Pty Ltd、 CrossCity Motorway Holdings Pty Ltd 及 CrossCity Motorway Finance Pty Ltd(統稱「CrossCity公司」)之董事*(已於二零零六年十二月二十二日辭任)*。CrossCity公司之主要業務為從事澳洲悉尼市跨城隧道之設計、建築及營運。於二零零六年十二月二十七日已就CrossCity公司無力償債委任管理人與接管人及經理人。引發接管程序之金額約為五億六千七百萬澳元。根據跨城隧道網頁上二零零七年九月二十七日之新聞發佈，跨城隧道已被ABN AMRO及Leighton Contractors consortium收購。

除上文所披露者外，甘先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關甘先生之重大事項須股東垂注。

4. **周胡慕芳女士**，五十四歲，一九九六年一月獲委任為本公司非執行董事，而於二零零六年五月轉任為執行董事。胡女士亦為本公司全資附屬公司香港電燈有限公司及香港電燈基金管理有限公司董事。胡女士為香港特別行政區高等法院及英國最高法院之執業律師，並持有商業管理學士學位。胡女士為和黃副集團董事總經理、長江基建執行董事、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc. 、和記企業及Hutchison Infrastructure Holdings Limited之董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。和黃及長江基建為上市公司。胡女士亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，胡女士與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。此外，胡女士亦為和記港陸有限公司執行董事，和記電訊國際有限公司及TOM集團有限公司非執行董事，以及Hutchison Telecommunications(Australia)Limited及Partner Communications Company Ltd.(全部均為上市公司)董事。胡女士亦為和記環球電訊控股有限公司董事及TOM在線有限公司替任董事(兩間公司均曾為上市公司)。根據證券及期貨條例第XV部，胡女士並無持有本公司股份之任何權益。本公司與胡女士之間並無服務合約。胡女士之董事袍金為每年港幣七萬元。胡女士並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關胡女士之重大事項須股東垂注。

5. **甄達安先生**，四十九歲，一九九九年一月獲委任為本公司執行董事，於一九九九年一月至二零零六年一月擔任集團財務董事。甄先生亦為本公司全資附屬公司香港電燈有限公司董事。甄先生於加入香港電燈集團前曾任和記地產集團財務董事。甄先生持有文學碩士學位及商業管理碩士學位，並為蘇格蘭特許會計師協會及香港會計師公會會員。甄先生現任長實財務總監與長江基建執行董事及營運總監。長實及長江基建為上市公司並根據證券及期貨條例第XV部為本公司主要股東。甄先生亦為若干受本公司若干主要股東控制之公司的董事。除上文所披露者外，甄先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。甄先生亦為澳洲上市公司Spark Infrastructure Group非執行董事。根據證券及期貨條例第XV部，甄先生並無持有本公司股份之任何權益。本公司與甄先生之間並無服務合約。甄先生之董事袍金為每年港幣七萬元。甄先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關甄先生之重大事項須股東垂注。

2. **曹棨森先生**，七十六歲，一九八五年二月獲委任為本公司執行董事，而於一九九七年一月獲委任為集團董事總經理。曹先生亦為本公司大部份附屬公司包括香港電燈有限公司之董事。於一九六六年至一九八一年間，曹先生曾任職於香港電燈集團，為香港電燈有限公司工程建設科總工程師及港燈協聯工程有限公司執行董事。於一九八一年曹先生加入國際城市集團有限公司出任執行董事，而於一九八七年加入和黃集團出任和黃地產董事總經理。曹先生於一九九七年重返香港電燈集團出任集團董事總經理。曹先生持有土木工程理學士學位，並為特許工程師。曹先生為英國土木工程師學會及結構工程師學會之會員。曹先生為本公司主要及控股股東上市公司長江基建執行董事。除所披露者外，曹先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，曹先生並無持有本公司股份之任何權益。按曹先生與本公司之服務合約，其二零零七年之年度酬金約為港幣一千六百八十五萬元。董事酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。此外，曹先生之董事袍金為每年港幣七萬元。曹先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關曹先生之重大事項須股東垂注。

3. **夏佳理先生**，六十九歲，一九九七年三月獲委任為獨立非執行董事，而於二零零四年九月轉任為非執行董事。夏先生亦為本公司全資附屬公司香港電燈有限公司董事。夏先生為執業律師，並為行政會議非官守議員。夏先生亦為多個政府及公共服務組織委員會成員，並於一九八八年至二零零零年期間曾任立法會議員。夏先生為香港交易及結算所有限公司主席、恒隆地產有限公司、SCMP集團有限公司及Shanghai Century Acquisition Corporation之獨立非執行董事，香港興業國際集團有限公司、和記港陸有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司之非執行董事(全部均為上市公司)。夏先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。夏先生於一間持有本公司2,011股股份之公司擁有控制性權益。本公司與夏先生於二零零七年十月十五日已就委任夏先生為本公司非執行董事訂立服務合約，任期於二零零八年十二月三十一日期滿，其後會自動續約，每次十二個月，惟仍須根據本公司組織章程細則輪值告退及重選。夏先生可獲取董事袍金每年港幣七萬元及作為審計委員會成員之酬金每年港幣七萬元。夏先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關夏先生之重大事項須股東垂注。

根據上市規則須予披露有關建議於二零零八年五月十五日舉行之股東週年大會上重選之退任董事資料列載如下。

1. **霍建寧先生**，五十六歲，一九八五年二月獲委任為本公司執行董事。霍先生於一九九三年八月獲委任為副主席，而於二零零五年十一月擔任主席。霍先生亦為本公司全資附屬公司香港電燈有限公司主席。霍先生持有文學學士學位及財務管理文憑，並為澳洲特許會計師協會會員。霍先生為和記黃埔有限公司(「和黃」)集團董事總經理、長江基建集團有限公司(「長江基建」)副主席、長江實業(集團)有限公司(「長實」)非執行董事及和記企業有限公司(「和記企業」)董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。霍先生亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，霍先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。霍先生亦為和記港陸有限公司、和記電訊國際有限公司、Hutchison Telecommunications(Australia)Limited及Partner Communications Company Ltd.之主席，以及赫斯基能源公司聯席主席。此外，霍先生為和記環球電訊控股有限公司(曾為上市公司)主席。霍先生曾任錦興集團有限公司*(於二零零五年九月一日辭任)*及百江燃氣控股有限公司(現稱港華燃氣有限公司)*(於二零零六年八月八日辭任)*之非執行董事。除上文另有指明外，上述之所有公司(香港電燈有限公司及和記企業除外)均為上市公司。根據證券及期貨條例第XV部，霍先生並無持有本公司股份之任何權益。本公司與霍先生之間並無服務合約。霍先生可獲取主席薪金每年港幣五萬元及董事袍金每年港幣七萬元。霍先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關霍先生之重大事項須股東垂注。

記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings Limited、長江實業(集團)有限公司、Li Ka-Shing Unity Trustee Company Limited以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustcorp Limited以另一全權信託之信託人身份、李嘉誠先生及李澤鉅先生(總稱「主要股東」)各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力,則(倘若目前之股權保持不變)長江基建在本公司之股權將增至約為本公司已發行股本43.19%,以及各主要股東被視為持有之股權亦將同樣增加。董事局認為此種增加將可能會引致《公司收購及合併守則》第二十六條第一項規定之強制收購。

公司進行之股份購買

本通函刊發日期前六個月,本公司並無購買本公司之任何股份(無論是否在聯交所進行)。

股份價格

本公司之股份於印備本通函之前十二個月每月及在二零零八年三月一日至二零零八年三月二十七日(即印備本文件之前最後實際可行日期)期間在聯交所買賣之最高價及最低價如下：

	最高 港元	最低 港元
二零零七年三月	40.40	37.75
二零零七年四月	42.70	39.25
二零零七年五月	42.05	39.00
二零零七年六月	41.10	38.00
二零零七年七月	40.95	38.70
二零零七年八月	39.80	37.45
二零零七年九月	41.45	38.50
二零零七年十月	40.75	38.25
二零零七年十一月	41.30	38.10
二零零七年十二月	45.45	39.70
二零零八年一月	46.35	39.80
二零零八年二月	46.80	43.00
二零零八年三月一日至二零零八年三月二十七日	52.50	41.00

披露權益

董事局已向聯交所作出承諾，在行使購回股份授權時，將按照上市規則及香港適合法例之規定而進行。

倘若購回授權獲批准及行使，本公司董事或(就其作出一切合理查詢後所知)其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕(按上市規則定義)均無知會本公司彼等目前有意將股份售予本公司，或已承諾不將股份售予本公司。

截至二零零八年三月二十七日(印備本通函前之最後實際可行日期)，長江基建集團有限公司(「長江基建」)及其附屬公司Hyford Limited通過Hyford Limited某些附屬公司(包括Monitor Equities S.A.及Univest Equity S.A.)共持有股份829,599,612股，佔本公司已發行股本約38.87%。由於其在長江基建之直接及／或間接股權，和

附錄一

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零八年三月二十七日(即印備本通函之前最後實際可行日期)本公司已發行之股本為2,134,261,654股每股港幣一元之股份(「股份」)。

以股東週年大會日期之前不再發行股份為基準,購回授權之充分行使(即本公司已發行股本百分之十)之相應結果將使本公司截至二零零九年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回股份之原因

董事局相信,向各股東尋求一項授權,使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回股份行動,視當時市場情況及資金安排而定,可導致每一股份之資產淨值及/或收益增長。董事局正尋求一項購回股份授權,使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款,將於有關時間由董事局考慮當時之情形而定。

購回股份之資金

本公司祗可根據公司條例及本公司之組織章程大綱及細則規定以可合法用作有關用途之資金購回股份,預期任何購回股份所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面實施購回授權,將可能對本公司之營運資金或舉債能力(與截至二零零七年十二月三十一日止年報所載經審核之綜合帳目所披露之狀況比較)有重大之不利影響。然而,董事局不擬建議如此行使購回授權,以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

建議授權購回股份及發行新股

於二零零七年五月十日，董事局獲授予一項行使購回本公司股份的一般性授權。此項授權將於股東週年大會結束時失效，故擬尋求　閣下批准將於股東週年大會上提呈之一項普通決議案，授予董事局一般性授權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券有關規例之要求，本公司須向各股東送呈一份說明文件，載列合理必需的資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函**附錄一**中。

此外，於股東週年大會上提呈之普通決議案將(i)授予董事局一項一般性授權，以發行及以其他方式處置不超過在通過此項決議案當日公司已發行股本百分之二十之股份及(ii)批准在上述有關百分之二十股份之授權上另加購回股份之數額(最高額為通過該決議案之日本公司已發行股本百分之十)。

建議重選之董事

根據本公司組織章程細則第一百一十六條，霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、顧浩格先生、李澤鉅先生及麥理思先生將於股東週年大會上輪值告退，而於二零零八年三月一日獲委任為董事之阮水師先生則根據本公司組織章程細則第九十九條將於股東週年大會上告退，但彼等願意膺選留任。按上市規則而須披露該等董事之資料載列於本通函**附錄二**。

股東週年大會

將於股東週年大會上提呈之各項決議案均詳列於年報內之股東週年大會通告內。　閣下可於大會上要求以投票方式表決決議案之權利刊載於本通函**附錄三**。無論　閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦　閣下於大會上投票贊成該等決議案。

此致

各位股東　台照

主席
霍建寧
謹啟

二零零八年四月二日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

註冊辦事處：香港堅尼地道44號

港燈
HK Electric

執行董事
霍建寧(主席)
曹榮森(集團董事總經理)
周胡慕芳*
甄達安
甘慶林
李蘭意
李澤鉅
麥堅
陸法蘭
尹志田
阮水師
陳來順(甘慶林之替任董事)

非執行董事
夏佳理
麥理思

獨立非執行董事
顧浩格
余頌平
黃頌顯

* 同時為霍建寧及陸法蘭之替任董事

敬啓者：

一般性授權發行新股份與
購回股份之建議
及建議重選之董事

序言

本通函旨在向 閣下提供有關建議授予董事局發行新股份與購回股份的一般性授權及建議重選即將輪值告退之董事的資料。此等決議案將於本公司於二零零八年五月十五日召開之股東週年大會(「股東週年大會」)上提呈。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)

(股份代號：0006)

一般性授權發行新股份與
購回股份之建議
及建議重選之董事

二零零八年四月二日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 0006)

港燈
HK Electric

Proxy Form for Annual General Meeting

I/We [1] ______________________________

of [2] ______________________________

being the registered holder(s) of [3] ______________ shares of HK$1.00 each in Hongkong Electric Holdings Limited香港電燈集團有限公司 hereby appoint [4] the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 15th May 2008 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For [5]	Against [5]
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2007.		
2.	To declare a final dividend.		
3.	i. To elect Mr. Canning Fok Kin-ning as a Director.		
	ii. To elect Mr. Tso Kai-sum as a Director.		
	iii. To elect Mr. Ronald Joseph Arculli as a Director.		
	iv. To elect Mrs. Susan Chow Woo Mo-fong as a Director.		
	v. To elect Mr. Andrew John Hunter as a Director.		
	vi. To elect Mr. Kam Hing-lam as a Director.		
	vii. To elect Mr. Holger Kluge as a Director.		
	viii. To elect Mr. Victor Li Tzar-kuoi as a Director.		
	ix. To elect Mr. George Colin Magnus as a Director.		
	x. To elect Mr. Yuen Sui-see as a Director.		
4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5.	To pass Resolution 5 of the Notice of Annual General Meeting ("AGM Notice") — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice — to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice — to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		

Dated this ______________ day of ______________ 2008.

Signature(s) [6] ______________________________

Notes:

(1) Please insert your full name(s) in **BLOCK CAPITALS**.

(2) Please insert your address(es) in **BLOCK CAPITALS**.

(3) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(4) If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(5) **IMPORTANT:** If you wish to vote for a resolution in the AGM Notice, please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the AGM Notice, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(6) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(7) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(8) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(9) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)

(股份代號：0006)

港燈 HK Electric

股東週年大會委派代表書

本人／吾等[一] ______________________________

地址[二] ______________________________

乃香港電燈集團有限公司Hongkong Electric Holdings Limited每股面值港幣一元股份[三] ______________ 股

之註冊持有人，茲委任[四] 大會主席或(姓名) ______________________________

地址 ______________________________

代表本人／吾等出席二零零八年五月十五日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

		贊成[五]	反對[五]
一、	接納本公司截至二零零七年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、	宣派末期股息。		
三、	i. 選舉霍建寧先生為董事。		
	ii. 選舉曹榮森先生為董事。		
	iii. 選舉夏佳理先生為董事。		
	iv. 選舉周胡慕芳女士為董事。		
	v. 選舉甄達安先生為董事。		
	vi. 選舉甘慶林先生為董事。		
	vii. 選舉顧浩格先生為董事。		
	viii. 選舉李澤鉅先生為董事。		
	ix. 選舉麥理思先生為董事。		
	x. 選舉阮水師先生為董事。		
四、	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、	通過股東週年大會通告(「大會通告」)所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、	通過大會通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、	通過大會通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		

日期：二零零八年 ______________ 月 ______________ 日

簽署[六]：______________________________

END

附註：

(一) 請用正楷填寫 閣下的全名。

(二) 請用正楷填寫 閣下的地址。

(三) 請填上登記於 閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於 閣下名下所有股份。

(四) 如擬委任另一代表，請刪去已印備之「大會主席」字樣，並在空欄內填上 閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(五) 注意： 閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「✓」表示；如欲反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(六) 本委派代表書必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(七) 本委派代表書連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，必須於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港堅尼地道四十四號，方為有效。

(八) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

(九) 代表人不必為本公司股東，惟須親身出席大會代表 閣下。